CONFIDENTIAL TREATMENT REQUESTED
As confidentially submitted to the U.S. Securities and Exchange Commission on May 8, 2024.
This Draft Registration Statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ADURO CLEAN TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia	2800	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

542 Newbold St.
London, Ontario N6E 2S5, Canada
Telephone (604) 362-7011

(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

GKL Corporate/Search, Inc.

One Capitol Mall, Suite 660

Sacramento, California 95814

Telephone: (910) 442-7652

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy of Communications To:

Andrew Stewart Jun Ho Song Clark Wilson LLP Suite 900 - 885 West Georgia Street Vancouver, British Columbia V6C 3H1, Canada Tel.: (604) 687-5700 Fax: (604) 687-6314	Ross Carmel Matthew Siracusa Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: (212) 930-9700 Fax: (212) 930 9725

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.                                                                                                  Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided to Section 7(a)(2)(B) of the Securities Act.
[  ]

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ♦, 2024

PRELIMINARY PROSPECTUS

♦ common shares

ADURO CLEAN TECHNOLOGIES INC.

___________________________________________________________

This is the initial public offering of common shares of Aduro Clean Technologies Inc. in the United States. We are offering an aggregate ♦ common shares in this offering. We currently estimate that the initial offering price will be between US$♦ and US$♦ per common share. The actual public offering price per common share will be determined between us and the underwriter at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Although this is our initial public offering of our common shares in the United States, our common shares are listed in Canada on the Canadian Securities Exchange under the symbol "ACT", quoted on the OTC Markets Group Inc.'s OTCQX under the symbol "ACTHF", and the Frankfurt Exchange in Germany under the symbol "9D50". The last reported sale price of the common shares on the Canadian Securities Exchange on ♦, 2024 was $♦. The last reported sale price of our common shares on the OTCQX on ♦, 2024 was US$♦.

We have applied to list our common shares on ♦. At this time, ♦ has not yet approved our application to list our common shares. It is a condition to the closing of this offering that our common shares qualify for listing on a national securities exchange in the United States, and there is no guarantee or assurance that our common shares will be approved for listing on ♦. If our common shares are approved for listing on ♦, trading of our common shares will cease on the OTCQX.

Investing in the common shares is highly speculative and involves a high degree of risk, including the risk of losing your entire investment. See "Risk Factors" beginning on page 12 to read about factors you should consider before buying our common shares.

We are an "emerging growth company" as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. Please read the disclosures beginning on page 7 of this prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per common share	Total
Public offering price	US$♦	US$♦
Underwriting discounts and commissions(1)	US$♦	US$♦
Proceeds to our company before expenses	US$♦	US$♦

(1) We have agreed to pay EF Hutton LLC a fee equal to (i) 7% of the gross proceeds of the offering. We have also agreed to issue to the underwriter warrants to purchase 5% of the number of common shares sold in the offering and to reimburse the underwriter for certain expenses. For a description of the compensation to be received by the underwriter, see "Underwriting" beginning on page 82.

The underwriter may also purchase up to an additional ♦ common shares from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus.

The underwriter expects to deliver the common shares against payment on or about ♦, 2024.

Sole Book-Running Manager

EF HUTTON LLC

The date of this prospectus is [♦], 2024.

About This Prospectus

You should rely only on the information that we have provided in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus and any applicable prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of the document, regardless of the time of delivery of this prospectus, any applicable prospectus supplement, or any sale of a security.

As used in this prospectus, the terms "we", "us" "our" and "Aduro" refer to Aduro Clean Technologies Inc., a British Columbia corporation, and its wholly-owned subsidiary, Aduro Energy Inc., a corporation incorporated under the Business Corporations Act (Canada), unless otherwise specified.

Presentation of Financial and Other Information

Our financial statements and other financial information are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or "IFRS", in Canadian dollars. None of our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, and our financial statements may therefore not be comparable to financial statements of United States companies.

In this prospectus, the terms "US dollar" or "US$" refer to United States dollars and the terms "$", "dollar" or "C$" refers to Canadian dollars.

Exchange Rates

All dollar amounts in this prospectus are expressed in Canadian dollars unless otherwise indicated. Our accounts are maintained in Canadian dollars and our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

The following tables set forth, the annual average exchange rates for the years ended May 31, 2023 and 2022, and the monthly average exchange rates for each month during the previous twelve months, as supplied by the Bank of Canada. These exchange rates are expressed as one Canadian dollar converted into United States dollars.

Year Ended	Average
May 31, 2023	0.7492
May 31, 2022	0.7935

Month Ended	Average
April 30, 2023	0.7314
March 31, 2024	0.7386
February 29, 2024	0.7407
January 31, 2024	0.7449
December 31, 2023	0.7446
November 30, 2023	0.7294
October 31, 2023	0.7291
September 30, 2023	0.7388
August 31, 2023	0.7416
July 31, 2023	0.7568
June 30, 2023	0.7526
May 31, 2023	0.7397

Prospectus Summary

Our Business

We are an early-stage, Ontario-based clean technology company that has developed a highly flexible chemical recycling platform featuring three water-based technologies: Hydrochemolytic™ Plastics Upcycling (“HPU”), Hydrochemolytic™ Bitumen Upgrading (“HBU”), and Hydrochemolytic™ Renewables Upgrading (“HRU”). As of today, through acquisition and development, we own eight US-based patents, seven granted and one pending.

Our future business model is based principally on licensing, royalties, and research and development. However, we are still investigating different business models that may be a better fit to our operations and bring greater value to our stakeholders. Monetization of our platform through a licensing model reduces our need for capital while enabling a pathway to commercialization that management of our company believes is relatively straightforward, timely, and capital efficient.

We are developing commercial partnerships by means of demonstration projects. Management believes this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Deliverables include reports that detail: the technology; its performance; the key parameters and operational variables; economic considerations; operational considerations, and environmental considerations including greenhouse gases ("GHG") footprint and life cycle analysis. Among the intended business benefits are developing long-term customer and partner relationships, a better understanding of geographical territories, behaviors, and characteristics and the potential impact of the technology from environmental, social, and governance (ESG) criteria.

For our founders, Ofer Vicus, Chief Executive Officer (“CEO”), and W. Marcus Trygstad, Principal Scientist, the impetus for our formation was the vision to develop hydrothermal upgrading technology (“HTU”) for upgrading heavy oils. But through scientific research and development efforts, our management found that HTU also could be applied beneficially in the seemingly unrelated fields of plastic and rubber tire upcycling and renewable oil upgrading. Moreover, discoveries made while pursuing those new applications provided management with deeper insights into fundamental chemistry, including operating in connection with the original work on heavy oil. From this work, we developed our current and versatile intellectual property, including our Hydrochemolytic Technology (“HCT”) platform, as well as developing eight patents (7 granted and one pending). With support from industry partners as early as 2015, our technology demonstration projects have provided validation of HCT in key applications to support pre-commercial, pilot-scale demonstrations.

We currently direct our HCT platform toward HPU, HBU, and HRU. Our technology transforms lower-value feedstocks into useful, higher- value chemical feedstocks and fuels. Although our technology can be implemented in stand-alone operations, management believes its greatest economic relevance and impact is achieved through integration into thermal operation infrastructure at existing plants. Accordingly, we aim to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

Corporate Information

Our company was incorporated under the Business Corporations Act (British Columbia) in British Columbia, Canada under the name "Aduro Clean Technologies Inc."

Our principal place of business is located at 542 Newbold St., London, Ontario, N6E 2S5, Canada and our telephone number is 604-362-7011.

Our registered records office is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5 and its telephone number is 604 683-6498.

On April 23, 2021, we consolidated our issued and outstanding common shares on the basis of one (1) new common share for every three (3) old common shares (the "Consolidation") resulting in a reduction in our issued and outstanding capital to 30,073,489 common shares as of April 23, 2021. The common shares reserved under our equity and incentive plans were adjusted to reflect the Consolidation. All common share and per share data presented in this registration statement have been retroactively adjusted to reflect the Consolidation unless otherwise noted.

Risks Associated with Our Business

Our business is subject to a number of risks which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our shares. These risks include but are not limited to the following:

  You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

  Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

  We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

  We will incur increased costs as a result of operating as a U.S. public reporting company and maintaining a dual listing on ♦ and the Canadian Securities Exchange (the "CSE"), and our management is required to devote substantial time to new compliance initiatives.

  Our inability to comply with ♦ continued listing requirements could result in our common shares being delisted, which could affect the market price and liquidity of our common shares and reduce our ability to raise capital.

  We have not reached profitability and currently have negative operating cash flows and we have a negative net tangible book value.

  We operate in a capital-intensive industry and will require a significant amount of capital to continue operations.

  We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

  We may be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

  It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

  We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

  As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to our shareholders.

  The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

  Volatility in our common share price may subject us to securities litigation.

  A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations.

  The Financial Industry Regulatory Authority sales practice requirements may also limit a shareholder's ability to buy and sell our common shares.

  Issues arising from supply chain disruptions and significantly delayed lead times to obtain components and projects.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." An "emerging growth company" may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

  may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

  are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as "compensation discussion and analysis";

  are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

  are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on frequency," and "say-on-golden-parachute" votes);

  are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

  are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

  will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an "emerging growth company" at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, occurred, if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates, or issue more than US$1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

  we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

  for interim reporting, we are permitted to comply solely with our home country requirements, which may be less rigorous than the rules that apply to domestic public companies in certain aspects;

  we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

  we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

  we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

  we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the U.S. Securities and Exchange Commission ("SEC") on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Offering

Securities offered by us	♦ common shares (plus an additional ♦ common shares if the underwriters exercise their option to purchase additional common shares, in full).

Underwriter's option	We have granted the underwriter an option, exercisable for 45 days from the closing of the offering, to purchase up to an aggregate of 15% additional common shares at the initial public offering price, less underwriting discounts

Price per common share	We currently estimate that the initial public offering price will be in the range of US$♦ to US$♦ per common share.

Common shares outstanding prior to completion of this offering	♦ common shares.

Common shares outstanding immediately after this offering	♦ common shares, or ♦ common shares if the underwriters exercise their option to purchase additional common shares, in full.

Symbol and Listing	We have applied for listing of our common shares on the ♦ under the symbol "♦". No assurance can be given that our application will be approved. Our common shares are listed on the Canadian Securities Exchange under the symbol "ACT", the OTC Markets Group's OTCQX under the symbol "ACTHF" and the Börse Frankfurt under the symbol "9D50". If our common shares are approved for listing on ♦, trading of our common shares will cease on the OTCQX.

Transfer Agent	Computershare Investor Services Inc.

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes, including working capital. See "Use of Proceeds" on page 35 for more information.

Lock-up	All of our executive officers, directors and holders of 5% or more of our outstanding common shares as of the effective date of the registration statement of which this prospectus forms a part have agreed to enter into customary “lock-up” agreements in favour of EF Hutton LLC, for a period of 182 days after the closing of this offering, subject to certain exempt securities which shall not be subject to lock-up agreements, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company. We have also agreed with EF Hutton LLC, subject to certain limited exceptions and for a period of 182 days after the closing date of this offering, not to i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (iii) complete any offering of debt securities of our company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise.

See "Underwriting" beginning on page 82 for more information.

Representative’s Warrants	The registration statement of which this prospectus is a part also registers for sale warrants (the “Representative’s Warrants”) to purchase ♦ common shares (5% of the common shares sold in this offering) to the Representative of the underwriters, as a portion of the underwriting compensation payable in connection with this offering and the common shares issuable upon exercise of the Representative’s Warrants. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four and a half year period commencing six (6) months following the effective date of the registration statement of which this prospectus is a part at an exercise price of 110% of the public offering price of the Class A ordinary shares. Please see “Underwriting — Representative’s Warrants” for a description of these warrants.

Risk Factors	Investing in our common shares involves a high degree of risk. See "Risk Factors" in this prospectus for a discussion of factors you should carefully consider before investing in our common shares.

(1) The number of common shares shown above to be outstanding after this offering is based on 70,516,965 common shares of our company outstanding as of the date of this prospectus.

Summary Financial Data

The following information represents selected financial information for our company for the years ended May 31, 2023 and 2022 from our audited financial statements, as well as for the three-month and nine-month periods ended February 29, 2024 and February 28, 2023 from our unaudited financial statements. The summarized financial information presented below is derived from and should be read in conjunction with our financial statements, including the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Operating and Financial Review and Prospects”.

Consolidated Statements of Loss and Comprehensive Loss Data	Three Month Period Ended February 29, 2024	Three Month Period Ended February 28, 2023	Nine Month Period Ended February 29, 2024	Nine Month Period Ended February 28, 2023
Revenue	$103,628	$58,290	$235,266	$58,290
Expenses	$2,131,011	$1,904,203	$5,907,918	$4,323,489
Loss before other items	$(2,027,383)	$(1,845,913)	$(5,672,652)	$(4,265,199)
Loss and comprehensive loss	$(2,027,383)	$(1,845,913)	$(5,675,164)	$(4,265,199)
Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.09)	$(0.08)

Consolidated Statements of Loss and Comprehensive Loss Data	Year Ended May 31, 2023	Year Ended May 31, 2022
Revenue	$109,629	-
Expenses	$(5,863,317)	$(4,835,238)
Loss before other items	$(5,863,317)	$4,835,238)
Loss and comprehensive loss	$(5,863,317)	$(5,080,551)
Basic and diluted loss per share	$(0.10)	$(0.13)

Consolidated Statements of Financial Position Data	As of February 29, 2024	As of May 31, 2023	As of May 31, 2022
Cash and cash equivalents	$2,156,359	$4,046,634	$2,110,785
Working Capital	$2,490,664	$4,386,363	$1,919,672
Total Assets	$6,163,894	$7,580,826	$3,221,375
Total Liabilities	$527,346	$613,025	$826,748
Accumulated Deficit	$(21,134,379)	$(15,459,215)	$(9,595,898)
Shareholder's Equity	$5,636,548	$6,967,801	$2,394,627

Risk Factors

An investment in our common shares involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before making an investment decision about our company. Our business, operating results and financial condition could be seriously harmed as a result of the occurrence of any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Related to This Offering

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the assumed sale by us of ♦ common shares at an assumed public offering price of US$♦ per common share, excluding the exercise of the underwriters' option to purchase additional common shares, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of US$♦ per common share. In addition, you may experience further dilution if the underwriters exercise its option to purchase additional common shares. To the extent any warrants or options that we have issued, are exercised, or convertible debentures that we have issued, is converted, you will sustain future dilution. We may also acquire other assets or businesses by issuing equity, which may result in additional dilution to our stockholders.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the use of the net proceeds from any offering by us and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to raise additional capital through the issuance of debt or equity securities. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

We will incur increased costs as a result of operating as a U.S. public reporting company and maintaining a dual listing on ♦ and the CSE, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public reporting company, we anticipate that we will incur, particularly after we are no longer an "emerging growth company," significant legal, accounting and other expenses that we did not incur as a company listed solely on the CSE. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and exchange have imposed various requirements on U.S. public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We may have to hire additional accounting, finance, and other personnel to assist us with becoming a U.S. public reporting company, and our efforts to comply with U.S. public company reporting requirements, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We have no operating experience as a publicly traded company in the U.S.

We have no operating experience as a publicly traded company in the U.S. Although the individuals who now constitute our management team have experience managing a publicly-traded company, there is no assurance that the past experience of our management team will be sufficient to operate our company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations and comply with the exchange listing standards. These requirements will place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage our company as a U.S. public reporting company that is subject to significant regulatory oversight and reporting obligations.

Our inability to comply with the continued exchange listing requirements could result in our common shares being delisted, which could affect the market price and liquidity of our common shares and reduce our ability to raise capital.

We have applied for listing of our common shares on the ♦ under the symbol "♦." No assurance can be given that our application will be approved. However, if such listing is approved, upon completion of this offering, we will be required to meet certain qualitative and financial tests to maintain the listing of our common shares on ♦. If we do not maintain compliance with continued exchange listing requirements within specified periods and subject to permitted extensions, our common shares may be recommended for delisting (subject to any appeal we would file). No assurance can be provided that we will comply with these continued listing requirements. If our common shares were delisted, it could be more difficult to buy or sell our common shares and to obtain accurate quotations, and the price of our common shares could suffer a material decline. Delisting would also impair our ability to raise capital.

Risks Related to Our Business

We have not reached profitability and currently have negative operating cash flows and a negative net tangible book value.

For the fiscal year ended May 31, 2023, we generated a loss of $(5,863,317), bringing our accumulated deficit to $(15,459,215). For the nine-month period ended February 29, 2024, we generated a loss of $(5,675,164), bringing our accumulated deficit to $(21,134,379).

We have minimal revenues and expect significant increases in costs and expenses as we invest in expanding our research and development, and operations. Even if we are successful in increasing revenues from sales of licensing our technologies, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control research and development costs, increases in our general and administrative expenses, and a reduction in our licensing revenues price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations.

If the revenue from our operations, if any, is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to develop, market and license our technologies, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease developing, marketing and/or licensing our intellectual properties, to pay substantial damages and/or license royalties, to redevelop or redesign our technologies, and/or to establish and maintain alternative branding for our technologies. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Patent applications for pending and future patents which are necessary to our commercial operations may be rejected by the US Patent and Trademark Office and we may have to invest significant time and resources in prosecuting our patents, including negotiating rejections.

Patent applications for our pending and future patents which are necessary to our ongoing commercial operations may be rejected by the US Patent and Trademark Office and we may have to invest significant time and resources in prosecuting our patents, including negotiating application rejections. The patent examination process is inherently subjective. Different patent examiners may interpret prior art and patent claims differently. Their opinions on novelty, non-obviousness, and adequacy of disclosure can vary. This subjectivity increases the risk of rejection, as it depends on the examiner’s perspective. To be patentable, an invention must be novel (not previously disclosed) and non-obvious (not an obvious variation of existing technology). If the patent office determines that the invention lacks novelty or is too obvious, it may reject the application. Companies invest substantial time and resources in preparing patent applications. A rejection means wasted effort, delays and increased expenditures in protecting valuable innovations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel

Our future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of our executive officers or key development personnel were unable to or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members.

Conflicts of interest may arise due to our directors and officers serving, or serving in the future, as directors and officers of other companies.

Certain directors and officers of our company also serve, or may serve in the future, as directors and/or officers of other companies, or have significant shareholdings in other technology companies, and consequently conflicts of interest may arise between their duties as officers and directors of our company and as officers and directors of such other companies. There can be no assurance such conflicts of interests will be resolved to the benefit of our company. However, any decision made by any of these directors and officers involving our company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of our company and our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with, and subject to such other procedures and remedies as applicable, under the Business Corporations Act (Canada) and other applicable laws.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on our company and its operating results.

Security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date.

We rely upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Risks Related to Our Company

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of British Columbia, Canada. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

  the last day of the fiscal year during which we have total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more);
  the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933;
  the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non- convertible debt; or
  the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Our company is an early-stage technology business that faces the risks of product and technology failure, unforeseen research and development delays, weak market acceptance, possible change in government regulatory and competition from new entrants.

Our strategy is to focus on developing our clean technology platform. Our technology platform is an early-stage technology platform developed to upgrade renewable oils as well as waste plastics, rubber, and bitumen into higher value products. We have invested and continue to invest a significant portion of our resources into this segment and will need to raise additional financing to pursue our business strategy. As with other comparable early-stage technology businesses, we face the risks of product and technology failure, unforeseen research and development delays, weak market acceptance, possible change in government regulatory and competition from new entrants. Realization of any of these risks could have a significant negative impact on our anticipated future cash flows and its growth strategy.

Our company's products and services are dependent upon advanced developments in our technologies which are susceptible to the impact of rapid technological change.

Our products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change. There can be no assurance that our products and services will not be seriously affected by, or become obsolete as a result of, such technological changes. Further, some of our applications are currently under development and there can be no assurance that these development efforts will result in a viable product or service as conceived by our company or at all.

Given the highly competitive and rapidly evolving clean energy technology environment in which we operate in, where our products and services are subject to rapid technological change and evolving industry standards, it is important for us to constantly enhance our existing product offerings, as well as develop new product offerings to meet strategic opportunities as they evolve. Our ability to enhance our technologies, products, and services and to develop and introduce new innovative products and services to keep pace with technological developments and industry standards and the increasingly sophisticated needs of our clients and their customers will significantly affect its future success.

Our future success depends on the commercialization of our technology, including ability to design and produce new products and services, deliver enhancements to our existing products and services, accurately predict and anticipate evolving technology and respond to technological advances in our industry, and respond to our customers' shifting needs. While we anticipate that our research and development experience will allow us to explore additional business opportunities, there is no guarantee that those business opportunities will be realized. If we are unable to respond to technological changes, or if we fail to or are delayed in developing products and services in a timely and cost-effective manner, our products and services may become obsolete, which would negatively impact potential sales, profitability and the continued viability of the business.

Since developing new products and services in the clean energy sector is very expensive, we may encounter delays when developing new technology solutions and services, and the investment in technology development may involve a long payback cycle. Our future plans include significant investment in technology solutions, research and development and related product opportunities. The failure to properly manage the expanding offering of products and services as well as the failure to develop and successfully market new products and services at favourable margins could have an adverse effect on our business.

The reliability of our technology will be critical to our success.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance of our technology, products and services. Our technology is new, and as such it has no history on which we can build or rely. We may experience interruptions, outages and other performance problems related to our technology, products or services. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and inadequate design. A future rapid expansion of our business could increase the risk of such disruptions. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any errors, defects or security vulnerabilities discovered in our offerings could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, results of operations and financial condition.

We face competition within our industry that may pose significant risk to our market position, revenue potential, and overall business performance.

The clean technology industry is highly competitive, and we compete with a substantial number of companies that have greater financial, technical and marketing resources. As such, we are exposed to competition which could lead to loss of contracts or reduced margins and could have an adverse effect on our business. Our competitors may offer better solutions or value to our prospective customers or substantially increase the resources devoted to the development and marketing of products and services that compete with those of our company. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us in the markets in which we operate will not have a material adverse effect on our business. If our competitors are successful in offering better pricing, service or products than our company, this could render our product and services offerings less desirable to merchant customers, resulting in the loss of merchant customers or a reduction in the price it could earn for its offerings.We face vulnerability due to fluctuations in commodity prices, impacting profit margins and overall financial stability.

The potential profitability of our operations will be significantly affected by changes in the market price of various renewable fuels and other commodity prices. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in renewable fuel and other commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of diesel fuel has fluctuated widely in recent years, and future significant price declines could cause continued commercial production to be impracticable. Depending on the price of diesel fuels, potential cash flow from future operations may not be sufficient. Market fluctuations and the price of renewable fuels may render refining uneconomical. Short-term operating factors relating to the production of renewable fuels, such as the increased feedstock costs or drop in renewable fuel prices, could cause a proposed refining operation to be unprofitable in any particular period.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to our shareholders.

As a foreign private issuer, we will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act. In addition, our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly updates on Form 6-K to the SEC. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

Risks Related to Our Common Shares

Because we can issue additional common shares or preferred shares, our shareholders may experience dilution in the future.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Our board of directors has the authority to cause us to issue additional common shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of our preferred shares, without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital-intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Volatility in our common share price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day-to-day business operations.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations.

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. As a result, our business may suffer, and we may go out of business.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

We may be classified as a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

We will be a "passive foreign investment company," or "PFIC," if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our subsidiaries, we may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our common shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for this year or any future taxable year. Please refer to the paragraph titled "Taxation - Certain United States Federal Income Tax Considerations".

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the common shares and on the receipt of distributions on the common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our common shares. Please refer to the paragraph titled "Taxation - Certain United States Federal Income Tax Considerations".

Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled "Risk Factors", uncertainties and other factors, which may cause our company's or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Information on Our Company

History and Development of Our Company

Our company was incorporated under the Business Corporations Act (British Columbia) on January 10, 2018 under the name "Dimension Five Technologies Inc." and it has been operating for six years. On April 23, 2021, we changed our name to "Aduro Clean Technologies Inc". Our principal place of business is located at 542 Newbold St., London, Ontario, N6E 2S5, Canada and our telephone number is 604-362-7011. The registered records office is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, Canada and its telephone number is 604 683-6498.

Since our inception until June 30, 2020, our initial business was as a technology company focused on developing, marketing, and acquiring software in the investment and securities trading industries. In July 2018, while pursuing our previous business, we purchased a software application, including source code, website and other intellectual property rights, from Zimtu Capital Corp. in exchange for the issuance of 10,000,000 pre-Consolidation common shares valued at $0.03 per common share for a total value of $300,000. The application was developed to provide investors an advantage when following the stock market, including receiving stock alerts and special notifications for public companies. We also entered into a previous licensing agreement in respect of our former software application and an application development agreement to further develop and market our software. These agreements were subsequently all cancelled by June 2020 as we looked to pursue more viable opportunities.

We also pursued several other business opportunities between September 2019 until June 2020, including entering a share exchange agreement dated December 11, 2019 with Digital Cavalier Technology Services Inc., an artificial intelligence software developer. For various reasons, including due diligence matters and economic conditions, we did not proceed with this transaction and the agreement was terminated.

Acquisition of Aduro Energy Inc.

On July 13, 2020, we entered into a letter of intent with Aduro Energy Inc. (“Aduro Energy”) pursuant to which we agreed to acquire all of the issued and outstanding shares of Aduro Energy. Pursuant to the letter of intent, we agreed to advance a bridge loan to Aduro Energy in the principal amount of $500,000 payable through a series of promissory notes.

On August 7, 2020, we advanced $50,000 to Aduro Energy under the first promissory note and also entered into a general security agreement with Aduro Energy which secured the bridge loan against the current and after acquired property of Aduro Energy, including the Aduro Energy's intellectual property. Subsequently, Aduro advanced an additional aggregate amount of $450,000 under the bridge loan pursuant to the six additional promissory notes.

On October 22, 2020, we entered into a definitive securities exchange agreement (the "Securities Exchange Agreement") in respect of the acquisition of all the issued and outstanding shares in the capital of Aduro Energy from the shareholders of Aduro Energy by way of a share exchange. Upon completion of the transaction, Aduro Energy became a wholly-owned subsidiary of our company. For accounting purposes, the transaction represented a reverse takeover of our company by Aduro Energy.

Pursuant to the Securities Exchange Agreement, at closing, we agreed to issue 40,000,000 pre-Consolidation common shares, pro rata, to the shareholders of Aduro Energy at a deemed price of $0.05 per pre-Consolidation common share, and issued 80,000,000 special warrants (on a pre-Consolidation basis) (each, a "Special Warrant"), which were divided equally between class A special warrants (the "Class A Special Warrants") and class B special warrants (the "Class B Special Warrants"), at a deemed price equal to the greater of (on a pre-Consolidation basis): (i) 0.65 times the volume weighted average trading price of our common shares for the five trading days prior to the achievement date of the First Milestone (as defined herein), and (ii) $0.05. The Special Warrants were held in trust by Ofer Vicus, as special warrants trustee (the "Special Warrants Trustee"), until distributed to the certain individuals holding convertible notes of our company (the "Aduro Energy Noteholders") and Aduro Energy shareholders upon our achievement of the milestones in the development of our business, as set forth below.

The first milestone (the "First Milestone"), which was to be achieved within 2 years of closing (the "Aduro Acquisition Closing") of the transactions contemplated by the Securities Exchange Agreement, required us to operate a show room unit to successfully demonstrate the obtaining of product, meaning one or more taken from the group consisting of, lighter petroleum oil obtained by upgrading heavier petroleum feedstocks or its components, or deoxygenated hydrocarbons obtained from upgrading renewable oil feedstocks, or liquid hydrocarbons obtained by upgrading of certain plastic or rubber feedstocks (the "Product"), by application of Aduro Energy's technology. The operation of the show room unit to obtain Product by application of Aduro Energy's technology needed to be independently validated by Professor Paul Charpentier or such other independent third party agreed upon by us and Aduro Energy.

The second milestone (the "Second Milestone") requires achievement of any one or more of the following additional business objectives within 4 years of Aduro Acquisition Closing (on a pre-Consolidation basis):

1. A completed financial transaction with an institution which clearly has the capacity to finance Aduro Energy's majority owned commercial operation of a manufacturing plant producing Product for commercial sale;

2. Product produced by a manufacturing plant owned in part by Aduro Energy where Aduro Energy's portion of the plant's equity is at least $2,000,000 greater than Aduro Energy's investment;

3. A third party entering into a license agreement with Aduro Energy in respect of the technology which Aduro Energy and such third-party estimate will generate at least $5,000,000 in revenue for Aduro Energy over a three year period;

4. A third-party equity investment in our company of at least $3,000,000 at a company pre-money valuation of $40,000,000 or more;

5. The total market capitalization of our company remaining at or above $65,000,000 for 19 out of any 20 consecutive trading days;

6. Our company having completed a public offering or private placement raising at least $4,000,000 at a minimum price per share of $0.35 pre-Consolidation, or a combination of grants, $0.35 share offering pre-Consolidation and other financing transaction raising at least $4,000,000; or

7. A third party enters into an agreement to acquire all of the issued and outstanding common shares at a minimum value of $1.00 per share pre-Consolidation.

The actual number of Class A Special Warrants to be distributed by the Special Warrants Trustee to the Aduro Energy Noteholders was determined by application of a specified formula on the date that the First Milestone was achieved. The actual number of Class B Special Warrants to be distributed to each Aduro Energy shareholder was determined with reference only to the number of common shares issued to each Aduro Energy shareholder.  Related parties were entitled to receive up to 22,069,376 Special Warrants of the total of 26,666,656 Special Warrants held in trust on achievement of the milestones.

On April 23, 2021, we completed the acquisition of Aduro Energy. In consideration for the transaction, we issued (a) an aggregate of 13,333,328 post-Consolidation common shares, pro rata, to the Aduro Energy shareholders at a deemed price of $0.15 per common share; (b) 26,666,656 post-Consolidation Special Warrants, which are divided equally between Class A Special Warrants and Class B Special Warrants, at a deemed price equal to the greater of (i) 0.65 times the volume weighted average trading price of the post-Consolidation common shares for the five trading days prior to the achievement date of the First Milestone, and (ii) $0.15 per post-Consolidated common share; and, (c) 2,813,357 post-Consolidation warrants which are exercisable on cashless basis at a price of $0.50 per common share on a post-Consolidation basis for a period of 48 months from the date of Aduro Acquisition Closing, subject to an acceleration provision.

On April 23, 2021, concurrent with the Aduro Acquisition Closing, we consolidated our issued and outstanding common shares on the basis of one (1) new common share for every three (3) old common shares resulting in a reduction in our issued and outstanding capital to 30,073,489 common shares as of April 23, 2021. The common shares reserved under our equity and incentive plans were adjusted to reflect the Consolidation.

Also on April 23, 2021, we changed our name to "Aduro Clean Technologies Inc." and our board of directors was reconstituted to consist of four directors, one of which was our former CEO, Chris Parr, and three of which were nominees of Aduro Energy, consisting of the Ofer Vicus, William Marcus Trygstad and Peter Kampian.

On November 2, 2021, we entered into partnership discussions with Brightlands Chemelot Campus ("Brightlands"), an international shared innovation community located in Limburg, the Netherlands. The objective of the proposed partnership is to complete an installation that applies HCT, a novel technology developed by our company that deconstructs hard to recycle chain growth polymers at temperatures lower than those used in current technologies, to demonstrate, on a tons per day scale, the conversion of post-consumer polyethylene to useful feedstock for chemical processes. Interest in this project by Brightlands is a result of its comprehensive and detailed review of HCT. The review concluded that HCT offers distinct advantages over traditional pyrolysis for bringing polyethylene into the circular economy through chemical recycling to obtain valuable, high-purity products, such as value-added chemicals or feedstock for production of new, virgin polyethylene.

On November 9, 2021, we entered into discussions with Switch Energy Corp. ("Switch Energy"). The goal of these discussions was to develop a framework whereby the two companies can work together to design, build, install, and operate a pilot plant to process waste polyethylene and other types of waste plastics, such as polypropylene. Switch Energy has over a decade of experience with the collection of agricultural waste, design and development of plastic washing, mechanical shredding, feed systems setup, and product offtake sales and marketing, making it the ideal partner for this pilot plant. We expect to provide expertise in the HCT process design, including identifying optimal finished product specifications and engagement with the chemical and petrochemicals industry for long-term offtake engagement.

On January 18, 2022, Aduro Energy achieved the First Milestone upon receipt of a report covering Aduro Energy's patented chemical conversion technology issued by Dr. Paul Charpentier, an expert in chemistry and alternative energy applications. Accordingly, 13,333,328 Class A Special Warrants held by the Special Warrants Trustee were deemed to be distributed in accordance with the Securities Exchange Agreement and were automatically converted on a one-for-one basis into common shares for no additional consideration and were subsequently distributed to the former security holders of Aduro Energy. Furthermore, 13,333,328 Class B Special Warrants also held by the Special Warrants Trustee were distributed in accordance with the terms of the Securities Exchange Agreement and will only be converted into common shares upon achievement of the Second Milestone, at which point the Class B Special Warrants will be convertible into common shares for no additional consideration on a one-for-one basis.

On March 29, 2022, following the discussions that commenced in November 2021, we entered into a letter of intent with Switch Energy, a recycler and operator participating in Canada's agricultural and industrial film recycling program by owning and operating the largest collection program for agricultural waste in the province of Ontario. The project is a staggered plan with three main phases. Phase one, which commenced immediately after entering the letter of intent, includes the design and development of a pre-treatment process and unit to handle agricultural waste plastics, test runs, and process optimization, and the provision of the feedstock required. Phase two includes the design, building, and commissioning of the pilot plant. Phase three will detail the framework for expanding the pilot project into a post-pilot commercial phase. Plans for the pilot are to start with waste polyethylene from agricultural waste followed by polypropylene and then to demonstrate the technological benefits of processing waste polystyrene. The small-scale design represents an opportunity to provide a cost-effective solution to the agricultural waste sector. Harvesting value from this waste resource while avoiding fuel, emissions, and other environmental costs associated with the processing and transporting to centralized facilities, incineration, or landfill. The pilot plant will be scaled at a tons-per-day capacity.

On September 12, 2022, we entered into a letter of intent with Prospera Energy Inc. ("Prospera"), with the purpose of collaborating to pilot our HBU technology, a water-based technology developed by our company, process on Prospera wells to assess the commercial application. The pilot will consist of three phases. In consideration for the services to be provided in phase one, Prospera will pay us a monthly fee of $25,000, with the total fees for the completion and delivery of phase one capped at $125,000 plus applicable taxes. Phases two and three will be assessed and mutually agreed to separately, subsequent to the completion of phase one.

On October 27, 2022, a joint research project by our company, in partnership with the Western University, titled "Tuning Supercritical Fluids for Polymer Recycling to Monomers and Chemicals," was approved and awarded $1.15 million in non-repayable funds by the National Sciences and Engineering Research Council ("NSERC") Alliance and Mitacs Accelerate Grants Program ("Mitacs"). Over the duration of the project, Aduro will contribute $382,500 (plus applicable taxes) with NSERC and Mitacs contributing a total of $1,147,500. The research project commenced in November 2022 and will continue for a period of three years.

On November 3, 2022, we announced the successful selection and acceptance into the Shell GameChanger program. Shell GameChanger is an accelerator program designed to partner with businesses to deliver innovative solutions that have the potential to drastically impact the future of energy and the transition to net-zero emissions. Following a rigorous selection process, we were selected by the Shell GameChanger program to apply our novel HCT to produce sustainable naphtha cracker feedstock from polyethylene and polypropylene, individually or on a mixed basis, and to also convert polystyrene into useful platform chemicals. HCT deconstructs hard-to-recycle chain growth polymers at temperatures lower than those used in current technologies. While legacy technologies produce complex product mixtures that require excess investment of resources for further processing and purification, HCT is expected to create higher-value, saturated products from polyethylene and polypropylene, in high yield and purity using lower energy, and to be more tolerant to feedstock contaminants. The HCT final output may be then directly used for the production of new plastics in support of full circularity. To support the project, Shell will contribute nondilutive funding with the contribution payments being spread over six project phases, each phase and associated payment being contingent on meeting the objectives set for the previous phase. In addition, we anticipate that Shell will provide technical expertise to help Aduro develop reliable process designs and optimize the HCT technology for commercial implementation. Shell GameChanger will also mentor Aduro in developing its commercial strategy and market position. Our project with Shell GameChanger is a 12 month, 6 phase project, starting from small scale batch reactors, moving through a continuous flow reactor and into design basis of commercial style facilities. The project is devised to support the rapid movement of the process to commercialization while reducing the developmental risk for the technology.

On December 1, 2022, we announced that we had completed construction and mechanical assembly of our pilot-scale Hydrochemolytic™ continuous flow plastic (“R2 Plastic”) reactor. Plans for testing and certifications are in place and final certification by the Technical Standard and Safety Authority (TSSA) is progressing with registration expected later this month. Once certified, the reactor unit will be moved to the newly expanded laboratory in London, Ontario, Canda for final testing and commissioning. The R2 Plastic unit is our customer engagement unit and is designed to handle various plastic feedstocks such as polyethylene, polypropylene, and polystyrene as single-stream materials, followed by a mixture of these feedstock streams. The R2 Plastic will also be used to evaluate the impact of materials found in multilayer plastics, such as paper, paper board, polymeric materials, metalized layers, and aluminum foil, effectively advancing our plans of processing higher contaminated materials which are currently rejected by existing technologies. This is important data that will support our established scale-up and optimization program for the next generation reactor.

On February 2, 2023, we provided a progress update on our joint research project "Tuning Supercritical Fluids for Polymer Recycling to Monomers and Chemicals". The three-year research project, led by Dr. Paul A. Charpentier and Dr. Cedric L. Briens of University of Western Ontario began in January 2023. As at February 2, 2023, the principal investigators had recruited a team of 6 research members who started working on the first-year project deliverables. In year one of the project, the research team conducted a thorough review of the literature on intrinsic and extrinsic contaminants in different plastics and composites. They will also design, build, and commission a view cell reactor system to study different types of plastics. Additionally, experiments will be performed in a batch reactor system to optimize the understanding of the behaviour of additives and fillers, as well as the study of the solubility of chain and step-growth plastics in different solvents. The ultimate objective is to determine the interactions and product quality of mixed plastics for upcycling.

On March 2, 2023, we announced a partnership with Chemelot Innovation and Learning Labs ("CHILL") to execute an experimentation program at the Brightlands Chemelot Campus in Geleen, the Netherlands, with the aim to optimize our next generation chemical recycling platform and to accelerate our path to commercialization. We agreed to provide financial support to CHILL and in return, we receive access to skilled researchers, specialized equipment for testing and analysis of data, and additional services including access to CHILL partner events and public relations campaigns.

Under their "Community for Development" program, CHILL executes focused experiments around the Hydrochemolytic™ process for plastics upcycling. The engagement provides an opportunity for us to work on several defined-scope projects that accelerate the scale-up of our HCT. These projects complement our scale-up and research activities currently being completed, including the commissioning and operations of the pilot-scale R2 Plastic reactor and the work being conducted at Western University on different contaminants in plastic feedstocks. All intellectual property generated from the projects conducted at CHILL is owned by our subsidiary, Aduro Energy.

On March 30, 2023, we announced that we started the commissioning phase of the pilot-scale R2 Plastic reactor. The HydrochemolyticTM Plastic Upcycling technology converts waste chain growth polymers into new, valuable resources. The R2 Plastic system was successfully installed in its operating location in Sarnia, Ontario. System integrity testing was completed and the Technical Standards and Safety Authority (TSSA) and emissions registrations were approved and received. The commissioning of the system was commenced, and all electrical and control systems were energized and tested.

On June 15, 2023, we announced the establishment of our European subsidiary, Aduro Clean Technologies Europe BV, based in Geleen, Netherlands. Our European subsidiary serves as the European hub and a conduit for achieving strategic goals in the region. The Netherlands was selected due to our robust regional relationships, including its partnerships with Brightlands Chemelot Campus and Chemelot Innovation and Learning Labs. Aduro Clean Technologies Europe is focussed on advancing the Hydrochemolytic™ process for plastics upcycling within the European market with the primary goal of constructing a future demonstration unit at the Brightlands site, showcasing our patented HCT platform for tackling hard-to-recycle mixed plastics, mainly those rejected from other processes such as mechanical recycling.

On August 8, 2023, further to our letter of intent with Prospera signed on September 12, 2022, we announced the advancement of Phase 1 of the collaboration with Prospera with the purpose of developing, building, and supplying a pre-commercial pilot plant to convert low API bitumen to higher value products using our HCT. The engagement with Prospera aligns with our customer engagement plans, focusing on evaluating, testing, and reporting on the application of HBU technology to various customer feedstocks. During Phase 1, Prospera agreed to provide Aduro with an analysis of diluent blending and transportation costs, site operation economics, and details of the crude properties to be upgraded. Additionally, Prospera agreed to supply 6 barrels of low API crude sourced from its heavy oil properties for comprehensive testing. We also agreed to execute a set of design experiments, utilizing our laboratory and the continuous flow Bitumen Reactor and Flash Drum. In consideration for the services to be provided in Phase 1, Prospera agreed to pay us a monthly fee of $25,000 CAD plus applicable taxes, with the total fees for the completion and delivery of Phase 1 scope capped at $125,000 plus applicable taxes.

On September 5, 2023, we announced that we had passed the midpoint of our project as part of the Shell GameChanger program with the successful completion of the first three of six phases. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that aligned with mutually agreed performance targets. As mentioned above, in July 2023, we initiated commissioning runs of the R2 Plastic reactor for Hydrochemolytic™ Plastic Upcycling. The commissioning aligns well with the performance targets outlined for phase four. During this phase we intend on demonstrating the efficiency of HCT process in a continuous flow set-up, focusing on operability, product quality, and yield. Additionally, we will be examining how the process transitions from batch to a continuous system and evaluating the 'tunability' to maximize naphtha cracker feed yield.

On October 11, 2023, we announced the addition of two new participants to our Customer Engagement Program ("CEP"). Our CEP enables interested organizations to conduct controlled technology evaluation sessions of the HCT. The program provides an opportunity for potential customers to gain in-depth knowledge about the technology, discuss specific issues and needs, and collaborate on targeted future projects. It also provides for the opportunity us to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels. This data supports our established scale-up program and advances the design and buildout of the subsequent tons per day continuous flow reactor unit. The insights gained also contribute to the creation of solutions tailored to meet the specific needs and challenges encountered across different industry sectors, regions, and organizations. The CEP is designed to showcase the real-world potential of our HCT. Central to the program is our dedication to engaging early with organizations interested in exploring and possibly adopting our innovative technology. We provide a methodical process for evaluating low-value feedstocks, highlighting their transformation into high-value resources. Our engagement spans multiple stages, from initial lab scale bench reactor assessments to advanced testing in the continuous flow reactor, offering insights into the technology's scalability. A key feature of the CEP is the development of an extensive library that details the compositions of diverse low-value feedstock materials. Through the CEP, our goal is to cultivate partnerships with key industry stakeholders and to pave the way for upcoming commercial projects.

On November 30, 2023, we announced the expansion of our Phase 1 testing scope with the CEP participants mentioned above. The additional testing included a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of our technology. The expanded scope provides important data that will support our development and scale-up program as well as increase the respective project funding committed for Phase 1 testing by 450%.

On March 5, 2024, we announced the onboarding of a leading, global multinational food packaging company ("MFP Company") to our CEP. MFP Company is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐known brands. It operates in over 15 countries and generates multi‐billion‐ dollar annual revenues. At the core of its operations, MFP Company integrates environmental, social, and governance (ESG) principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project between our company and MFP Company is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this collaboration, we are conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company. Our objective is to showcase the technology's effectiveness and gain a deeper understanding of the unique waste management challenges faced by the food industry.  The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution tailored to the specific needs for recycling food packaging plastic waste, positioning HCT as a viable solution for advanced recycling in the food industry.

On March 27, 2024, we announced the onboarding of a leading, multinational building materials company (“MBM Company”) to our CEP. MBM Company, with extensive manufacturing operations across over 20 countries and a global distribution reach, generates multi-billion-dollar annual revenues. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity—emphasizing the recycling and reuse of materials across its product lines. Their extensive product line includes solutions for infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling cross-linked polymers, a key material in the client’s product range. The test samples will be sourced from waste streams at the client’s production facilities.

Overview

Following closing of the transaction with Aduro Energy, our company's sole business is now the business carried out by Aduro Energy. Aduro Energy has developed a novel chemical conversion process to transform waste plastics and low-grade renewable oils into renewable fuels and specialty chemicals. Aduro Energy is an early-stage, Ontario-based clean technology company that has developed a highly flexible chemical recycling platform featuring three water-based technologies: Hydrochemolytic Plastics Upcycling (HPU), Hydrochemolytic Bitumen Upgrading (HBU), and Hydrochemolytic Renewables Upgrading (HRU).

As of the date hereof, through acquisition and development, we own eight patents, seven granted and one pending. Our future business model is based principally on licensing, royalties, and research and development. However, we are still investigating different business models that may be a better fit to our operations. Monetization of our platform through licensing model reduces our need for capital while enabling a pathway to commercialization that our management believes is relatively straightforward, timely, and capital efficient. We are developing commercial partnerships by means of demonstration projects. Our management believes that this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance (ESG) criteria. Additional benefits are in gaining direct marketing information and guidelines that helps us shape our value proposition and tailor our offering to be most competitive in the market. In addition to commercial partnerships, partnering with organisations such as research partners enable significant leveraging of the dollar value shareholders are committing into our company while advancing our commercialisation interests.

For the founders of our company, Ofer Vicus, Chief Executive Officer, and Marcus Trygstad, Principal Scientist, the impetus for the formation of our company was the vision to develop HTU for upgrading heavy oils. But through scientific research & development efforts, it was discovered that certain principals of HTU could be applied beneficially in the seemingly unrelated fields of plastic and tire rubber upcycling and renewable oil upgrading, leading ultimately to discovery of the more powerful and versatile HCT that overcomes severe limitations of HTU and related approaches practiced by others. As the key element of our technology platform and the basis for our commercialization trusts into plastics upcycling and bitumen upgrading, HCT and its application represents essential "Intellectual Property" in the form of proprietary know-how and eight patents (seven granted and one pending).

The purpose of our technology platform is to enable commercialization solutions that transform lower-value feedstocks into useful, higher-value chemical feedstocks and fuels. Such solutions offer the possibility for stand-alone implementation, but management believes their greatest economic relevance and impact will be achieved through integration into thermal operation infrastructure at existing plants. Accordingly, we aim to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

A key strength of our approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs. The following are examples of specific applications, under consideration or being pursued, which illustrate the technology's adaptability:

1. Plastics Upcycling: This application converts waste plastics into feedstocks for producing new plastics or hydrocarbon fuels. Possible implementations may include at (a) existing oil refineries for mass processing of waste plastic and tire rubber into petroleum streams; and (b) small and large waste disposal sites for direct production of fuels and high-value chemical feedstocks, thereby avoiding the negative impact of transportation emissions and reducing the footprint of the landfill in an advanced material processing ecosystem; and (c) manufacturers of plastic products interested in avoiding disposing of volumes of waste cuts into the waste streams.

2. Bitumen Upgrading: Principally directed toward upstream bitumen production operations in Alberta but also may be applied in the 128 petroleum refineries in North America (or the 280 refineries globally) to enhance yields from the bottom-of-the-barrel bitumen output from vacuum distillation units.

3. Upgrading of Corn Distillers Oil: A byproduct from ethanol production, this and other renewable oils may be converted to renewable diesel feedstocks by the application of HCT to produce an intermediate feedstock and the subsequent conversion of the latter by thermocatalytic deoxygenation also developed and patented by us. Besides integration into the backend of plants that produced ethanol from corn, this process may be applied to renewable oils from crushed oil seed operations, beef and poultry processing plants. It also may be integrated with existing biodiesel plants to produce renewable feedstocks for diesel and other specialty chemicals.

We have completed a larger laboratory facility in London, Ontario, Canada. The new 4000 sq. ft. site will be used to support advancement of our commercialization efforts including the CEP, technology demonstration to potential customers, and research and development of new technologies to expand our technology platform.

Technology

Our mission is to develop and commercialize applications based on our novel, patent-protected HCT platform that enables the transformation of lower-value feedstocks into higher-value chemicals and fuels. In doing so, we believe it addresses important and pressing issues faced by the global community. Originally conceived to radically enhance aspects of petroleum processing, the patent protected technology is based on leveraging unique properties of water to achieve two important outcomes. First is the transformation of intractable post-consumer plastics and tire rubber, as well as renewable oils and bitumen, into manageable liquid intermediates. Then follows their stabilization by the generation of a latent form of hydrogen derived from cheap, non-petroleum sources such as biomass ("H-source"). This second step performs the function of decades-old processes that rely on fossil-fuel-derived molecular hydrogen applied at elevated temperatures and pressure in the presence of expensive catalysts. By contrast, HCT activates the renewable H-source under significantly milder conditions without the requirement for such catalysts.

In contrast with traditional approaches designed to process petroleum feedstocks, our HCT is highly efficient, operating at relatively low temperatures. We believe this makes it significantly more environment-friendly than established alternatives like energy-intensive pyrolysis, water mediated pyrolysis, Hydrothermal Liquefication “HTL”, or gasification. It is also highly configurable, supporting the vision of stand-alone, distributed deployment on smaller scales and volume feedstock or integration with existing operations, from biodiesel and ethanol plants to facilities for waste collection and recycling, to petrochemical plants. Our technology also offers the possibility for crude oil upgrading that is greener and cleaner. Instead of being a single-purpose technology, our Hydrochemolytic chemical recycling platform solutions can be applied in multiple ways that have a reduced operational and environmental footprint, compared with traditional approaches. Equally important, it also reduces the environmental impact associated with petroleum production and processing, landfilling, waste incineration and gasification, and unscrupulous dumping in the oceans.

The core HCT developed by our team of experienced scientists and engineers is highly versatile. Through their ingenuity and knowledge, they have enhanced and tuned it to address problems in three important techno-commercial sectors.

1. Hydrochemolytic Plastics Upcycling (HPU)

Our patented HCT can process harder to recycle plastic that would otherwise end up in landfills or be incinerated, thereby regenerating higher volumes of waste plastics. The application of HCT to waste polyethylene and polypropylene can generate high-quality feed for naphtha crackers that produce starting materials for platform chemicals and more plastics. Polystyrene, which is problematic for some chemical recycling technologies, also can be converted to valuable chemicals that include the starting material used to make polystyrene. All of this increases the volume of feedstock that could be turned for production of products by applying a circular philosophy. A significant portion of this waste, such as mixed plastic waste and contaminated packaging films, cannot be recycled mechanically and is either incinerated or discarded in the environment. Our regenerative chemical recycling technology picks up where mechanical recycling leaves off. It can convert difficult-to-recycle plastic waste into useful platform chemicals, feedstocks for the production of more plastics in a circular regime, and/or transportation fuels.

2. Hydrochemolytic Bitumen Upgrading (HBU)

Our HCT also improves the quality and value of bitumen to greatly reduce the requirement for diluent so that producers can increase their profitability. The relatively low operating temperatures reduce energy requirement and associated carbon emissions, keeping them out of the atmosphere. HCT efficiently deconstructs the heavy components into lighter molecules. It does so without relying on the common technique of cracking at elevated temperatures, nor is it a hydrothermal approach or one that uses supercritical water. Instead, HCT involves chemical conversion. It works with water at lower temperatures through chemical reactions that selectively cut components like heavy asphaltenes into smaller pieces and then stabilizes them. This lowers viscosity and density to reduce or eliminate the requirement for dilution. Beyond that, HCT-upgraded bitumen also has lower values for sulfur, metals, and acid number. Metals recovered through HCT-based upgrading, which include nickel and vanadium, potentially may generate additional revenue as high-value commodities for diverse applications including power-grid energy storage batteries.

3. Hydrochemolytic Renewables Upgrading (HRU)

Unlocking the hydrocarbon content of seeds or fruit of plants offers the possibility to reduce the demand for "below surface" crude oil (petroleum). But that is not easy because of the way oxygen is bound up in renewable oils. Removing that oxygen is necessary to maximize their usefulness as feedstocks for chemicals and fuels. The challenge is to do quickly what happened in the geological time frames that eliminated oxygen from petroleum. Chemical reactions that selectively eliminate oxygen from renewable oils produce high purity hydrocarbons that can serve as feedstocks for fuels and chemicals normally produced from petroleum. The process can be configured for stand- alone operation or integrated with existing biofuel operations to increase their efficiency.

We have established a patent strategy for our technology based on initial lab experiments that explored early Hydrochemolytic concepts. Our HCT is protected by the following seven patents and one patent pending as of the date hereof:

1. SYSTEM AND METHOD FOR CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE OIL AND BITUMEN US

(i) Patent Number: 9,783,742 B2

(ii) Type: Original filing

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: October 28, 2013

(vi) Issued: October 10, 2017

(vii) Expires: December 8, 2035 (anticipated)

(viii) Foreign: Canada, Germany, France, Italy, Russian Federation, United Kingdom

2. SYSTEM AND METHOD FOR CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE OIL AND BITUMEN

(i) US Patent Number: 9,644,455 B2

(ii) Type: Continuation in part from US 9,783,742 B2

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: March 18, 2014

(vi) Issued: May 9, 2017

(vii) Expires: November 4, 2034 (anticipated)

(viii) Foreign: Canada, Germany, France, Italy, Russian Federation, United Kingdom

3. METHOD FOR EXTRACTING AND UPGRADING OF HEAVY AND SEMI-HEAVY OILS AND BITUMENS

(i) US Patent Number: 8,372,347 B2

(ii) Type Original filing

(iii) Inventor(s) Brian Berkowitz, Stephen R. Dunn, and Ishai Dror

(iv) Orig. Assignee Yeda Research and Development Co Ltd.

(v) Owner Aduro Energy, Inc. (by legal agreement)

(vi) Filed April 11, 2011

(vii) Issued February 12, 2013

(viii) Expires November 14, 2025 (anticipated)

(ix) Foreign: Canada

4. SYSTEM AND METHOD FOR PRODUCING HYDROTHERMAL RENEWABLE DIESEL AND SATURATED FATTY ACIDS

(i) US: Patent Number 11414606

(ii) Type: Original from Provisional 62/757,520 filed Nov 8, 2018

(iii) Inventor(s): W. Marcus Trygstad, Anil K. Jhawar, Muhammad B. I. Chowdhury, and Shaun J. Fraser

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: November 7, 2019

(vi) Issued: August 16, 2022

(vii) Expires: 2039 anticipated

(viii) Foreign: n/a

5. SYSTEM AND METHOD FOR HYDROTHERMAL UPGRADING OF FATTY ACID FEEDSTOCK

(i) US Patent Number: 10,900,327

(ii) Type: Continuation in part from US 10,323,492

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: November 20, 2017

(vi) Issued: January 26, 2021

(vii) Expires: 2037 (anticipated)

(viii) Foreign

6. SYSTEM AND METHOD OF CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE AND BITUMEN

(i) US Patent Number: 10,323,492

(ii) Type: Continuation of US 9,644,455

(iii) Inventor: W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: May 5, 2017

(vi) Issued: June 18, 2019

(vii) Expires: 2037 (anticipated)

(viii) Foreign: n/a

7. METHOD FOR EXTRACTING AND UPGRADING OF HEAVY AND SEMI-HEAVY OILS AND BITUMENS

(i) US Patent Number: 7,947,165

(ii) Type:

(iii) Inventor: Brian Berkowitz et al.

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: September 14, 2005

(vi) Issued: May 24, 2011

(vii) Expires: 2033 (anticipated)

(viii) Foreign

We have one additional patent that is currently pending, as follows:

8. CHEMOLYTIC UPGRADING OF LOW-VALUE MACROMOLECULE FEEDSTOCKS TO HIGHER-VALUE FUELS AND CHEMICALS

(i) US Application Numbers: Serial #: 17494360

(ii) Type: Original Filing from two Provisionals

(iii) Inventor(s): W. Marcus Trygstad and Anil K. Jhawar

(iv) Assignee: Aduro Energy, Inc.

The Business Model

Our business model is based principally on licensing, royalties, and research and development.  However, we are still investigating different business models that may be a better fit to our operations. Monetization of our clean energy platform through licensing model reduces our needs for cash while enabling a relatively pathway to commercialization that is relatively straightforward and fast. We aim to develop commercial partnerships by means of demonstration projects. This strategy has been demonstrated to be very effective for securing customer feedstock and funding commitments. Deliverables include reports that detail: the technology; its performance (including yields and mass balance); the key parameters and operational variables including chemical characterization of the feedstock and products; economic considerations covering product value and operational costs; operational considerations, and environmental considerations including GHG footprint and life cycle analysis. Among the business benefits are developing long term relations, evaluation of different business models and better understanding of geographical territories behaviors and characteristic.

Locations and Facilities

We have a leased laboratory facility where we store our research and development pilot units located at 1283 Plank Road, Sarnia, Ontario, N7T 7H3, Canada.

We also have our own laboratory facility at 542 Newbold St., London, Ontario, N6E 2S5, Canada.

Marketing

We are directing our HCT into applications or uses in three principal markets. The following provides further explanation about markets and customers.

Hydrochemolytic Plastics Upcycling (HPU)

Demand for a solution to handle plastic waste has been gaining attention on diverse fronts globally, being driven by growing public concern, media coverage, attention from various global agencies, and policy development by local and national governments. The global plastics pollution problem is in the spotlight due to the sheer quantities of plastic waste and the absence of integrated, large-scale solutions.

Key potential customers include the following:

1. refineries;

2. polymer producers;

3. global and local energy companies;

4. remote communities;

5. national and International waste collection companies;

6. municipalities; and

7. governments,

Hydrochemolytic Bitumen Upgrading (HBU)

Alberta heavy oil industry is under pressure to develop more efficient, more environmentally friendly methods to transport heavy crude oils. Likewise, the range of traditional options that the industry has relied on is being severely tested and seems to deliver incremental improvements where a paradigm change is needed. Our HBU technology represents an example of such sort of change, which will enable producers to recover profit margins while gaining significant environmental benefits. This can be done by reducing crude blending costs while increasing the value of the final product. HBU does this by minimizing or eliminating the cost, energy and resources required to procure and deliver light hydrocarbon diluent commonly used to reduce bitumen viscosity and density. Blending is limited to improving the physical properties of bitumen but limits the amount of extracted bitumen that can be transported in the pipeline as part of the pipeline volume is now occupied by the blending diluent. On the other hand, our HBU process improves both the physical and chemical properties of the bitumen, thus reducing or eliminating the diluent required and increasing the volume fraction of crude. This could effectively increase the net capacity of pipelines by as much as one-third.

Key potential customers include:

1. Canadian provincial heavy oil producers;

2. international heavy oil producers; and

3. refineries.

Hydrochemolytic Renewables Upgrading (HRU)

This technology offers the possibility to transform renewable oils into renewable motor fuels, SAF, and specialty chemicals in scalable formats that can be integrated straightforwardly into existing operations.

Potential customers include:

1. ethanol producers;

2. seed crushing plants that produce renewable oils;

3. biodiesel plants seeking to respond to market demands;

4. farmers seeking diversification through growing non-food oil seed crops on marginal lands; and

5. poultry and beef producers.

Strategic Relationships

Our future business model is based principally on licensing, royalties, and research and development. However, we are still investigating different business models that may be a better fit to its operations. Monetization of our clean energy platform through licensing model reduces our needs for cash while enabling a relatively pathway to commercialization that is relatively straightforward and fast.

We aim to develop commercial partnerships by means of demonstration projects. This strategy has been demonstrated to be very effective for securing customer feedstock and funding commitments. Deliverables include reports that detail: the technology; its performance (including yields and mass balance); the key parameters and operational variables including chemical characterization of the feedstock and products; economic considerations covering product value and operational costs; operational considerations, and environmental considerations including GHG footprint and life cycle analysis. Among the business benefits are developing long term relations, evaluation of different business models and better understanding of geographical territories behaviors and characteristic.

Research and Development

We have discovered and developed the chemistry that undergirds our HCT for Hydrochemolytic Bitumen Upgrading, Hydrochemolytic Renewables Upgrading, for converting renewable oils to renewable chemicals and fuels, and Hydrochemolytic Plastics Upcycling that recovers value from components in plastic waste for the circular economy. Thus, HCT is not one thing, but an approach or platform that we configure for different applications. Certainly, doing that depends critically on an understanding of how HCT works at the molecular level. But equally, it requires deep knowledge about the unique properties of the various feedstocks. Beyond that, we have the chemical engineering expertise required for scaling up to commercial reality. We are in full possession of our intellectual property that includes critical know-how and patents. These are the product our creative, skilled team of R&D chemists and engineers, including our Principal Scientist. Yet, our capability to continue developing and commercializing HCT in diverse applications does not reside with any individual, but is distributed amongst team members and protected in patents, internal reports, and extensive laboratory documentation.

Competitive Companies

We have developed a technology platform that applies subcritical water in the presence of relatively low-cost catalyst and a low-cost chemical agent used as hydrogen equivalent to promote selective carbon-carbon bond scission in hydrocarbons. The platform can be used to upgrade bitumen, convert oils and fats to biofuel, and convert waste plastics to high-quality feedstock for virgin plastics.

Our HCT platform is a new scientific approach which offers clear and important expected advantages over existing processes (particularly in plastic waste) in the form of reduced capex, higher profitability at smaller scales, higher yields, higher quality output, less or even no posttreatment of output required, better feedstock flexibility enabling the use of cheaper and more abundant feedstocks, and higher tolerance for contamination in feedstock.

With multiple industry applications, our competitive landscape varies across industry. While we face competition from established blending and upgrading approaches as well as recycling processes, the expected commercial benefits of the HCT platform differentiate the technology from current competitors. In many cases, these benefits give us access to feedstock that current technologies in the same markets will not be able to process due to chemical or economic limitations of existing approaches.

Government Regulation

Since we are a technology developer, our main business model is expected to be licensing of our technology, while other business models such as build/own/operate, or joint ventures can be considered.

As of the date hereof, we do not foresee any direct affect by any regulatory environment. Our technology operates at relatively mild conditions with non-hazardous auxiliary chemicals and waste streams that do not present any risks uncommon to the chemical industry.

Furthermore, given the nature of our technology platform applications, we believe that future regulation related to emissions of greenhouse gases, waste management, microplastics and circularity will increase the demand for technological solutions such as ours.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this prospectus, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

Organizational Structure

We have two wholly‐owned subsidiaries: Aduro Energy Inc. and Aduro Clean Technologies Europe B.V.

Aduro Energy was incorporated on December 15, 2011 under the federal laws of Canada and was acquired by our company in the Transaction.

Aduro Clean Technologies Europe B.V. was incorporated on June 1, 2023 under the laws of the Netherlands. Aduro Energy holds 100% of the shares issued and outstanding in the capital of issued upon incorporation. No shares have been issued since the incorporation of Aduro Clean Technologies Europe B.V. since incorporation.

The following diagram presents the organizational chart of our company as of the date hereof:

Property, Plants and Equipment

We have the following material tangible fixed assets which are used as described below:

Fixed Asset Category	Fixed Asset Usage
Laboratory Equipment	Bench scale continuous-flow demonstration unit for plastic upcycling, bench scale continuous-flow demonstration unit for bitumen upgrading, and a flash drum unit.
Research Equipment	Laboratory Equipment used for experimentation including smaller batch-scale reactors and analytical equipment.
Computer Equipment	Computers used by employees and on-site servers.
Leasehold Improvement

Leasehold improvements completed in the London Ontario, Canada laboratory facility and office space including new heating, ventilation, and air-conditioning system installed in the London Ontario, Canada Laboratory facility.

Furniture and Fixtures	Furniture and fixtures located in the laboratory facilities and office space.
Motor Vehicle (Owned)	Company owned motor vehicle used by employees to commute between laboratory facilities and transport materials and equipment.
Motor Vehicle (Leased)	Company leased vehicle used by employees to commute to and between laboratory facilities.

We have a leased laboratory facility where we store our research and development pilot units located at 1283 Plank Road, Sarnia, Ontario, Canada. This property is approximately 2,400 square feet. We use this property for storage and operating of the pilot units. There are no encumbrances on this property.

We also have our own laboratory facility at 542 Newbold St., London, Ontario, N6E 2S5, Canada. This property is approximately 4,371 square feet. We use this property for research and development, experimentation programs, and customer technology trials programs. There are no encumbrances on this property.

Other than as detailed below, there are no environmental issues that may affect our utilization of our company's assets.

Both of our sites operate under current government regulations, as such they are controlled and monitored to comply with current regulations. Both sites test or process samples of products and do not process commercial volume of products. Therefore, to the best of our knowledge, exposure to unexpected release of products such as gas or liquid is expected to have a minimal and localized environmental impact if any.

We have no current material plans to construct, expand or improve our facilities.

Employees

As of May 31, 2023, 2022 and 2021, we had 19, 12, and 11 employees, respectively. Our employees are not members of a labor union.

Our workforce is based out of our laboratory facilities and office in Sarnia and London Ontario, Canada.

The breakdown of full-time employees by main category of activity and geographic location, as at May 31, 2023 is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Research & Development	4	Sarnia, Ontario, Canada
Engineering, Research & Development	8	London, Ontario, Canada
Sales & Marketing	1	Germany
General & Administration	1	Toronto, Ontario, Canada
General & Administration	1	Mexico
Executives	1	North York, Ontario, Canada
Executives	1	Richmond, British Columbia, Canada
Executives	2	Texas, USA

Selected Financial Data

The following information represents selected financial information for our company for the years ended May 31, 2023 and 2022 from our audited financial statements, as well as for the three-month and nine-month periods ended February 29, 2024 and February 28, 2023 from our unaudited financial statements. The summarized financial information presented below is derived from and should be read in conjunction with our financial statements, including the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled "Operating and Financial Review and Prospects".

Consolidated Statements of Loss and Comprehensive Loss Data	Three Month Period Ended February 29, 2024	Three Month Period Ended February 28, 2023	Nine Month Period Ended February 29, 2024	Nine Month Period Ended February 28, 2023
Revenue	$103,628	$58,290	$235,266	$58,290
Expenses	$2,131,011	$1,904,203	$5,907,918	$4,323,489
Loss before other items	$(2,027,383)	$(1,845,913)	$(5,672,652)	$(4,265,199)
Loss and comprehensive loss	$(2,027,383)	$(1,845,913)	$(5,675,164)	$(4,265,199)
Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.09)	$(0.08)

Consolidated Statements of Loss and Comprehensive Loss Data	Year Ended May 31, 2023	Year Ended May 31, 2022
Revenue	$109,629	-
Expenses	$(5,972,946)	$(4,835,238)
Loss before other items	$(5,863,317)	$(4,835,238)
Loss and comprehensive loss	$(5,863,317)	$(5,080,551)
Basic and diluted loss per share	$(0.10)	$(0.13)

Consolidated Statements of Financial Position Data	As of February 29, 2024	As of May 31, 2023	As of May 31, 2022
Cash and cash equivalents	$2,156,359	$4,046,634	$2,110,785
Working Capital	$2,490,664	$4,386,363	$1,919,672
Total Assets	$6,163,894	$7,580,826	$3,221,375
Total Liabilities	$527,346	$613,025	$826,748
Accumulated Deficit	$(21,134,379)	$(15,459,215)	$(9,595,898)
Shareholder's Equity	$5,636,548	$6,967,801	$2,394,627

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, and the estimated offering expenses payable by us, will be approximately US$♦ (or approximately US$♦ if the underwriter's option to purchase additional common shares is exercised in full), assuming an public offering price of US$♦ per common share.

We intend to use the net proceeds from this offering for general corporate purposes, which may include increasing our working capital. Pending such use, we may temporarily invest the proceeds.

We have not determined the amounts we plan to spend on the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion in the timing and application of the net proceeds from this offering.

Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of May 2, 2024 , we had 70,516,965 common shares issued and outstanding and no preferred shares issued and outstanding.

The table below sets forth our total indebtedness and shows the capitalization of our company as of February 29, 2024 on an actual basis and on an as adjusted basis to give effect to the issuance of the aggregate of ♦ common shares under the offering, based on our unaudited financial statements for the three-month and nine-month periods ended February 29, 2024. You should read this table in conjunction with our unaudited financial statements for the three-month and nine-month periods ended February 29, 2024, together with the accompanying notes and the other information appearing under the heading “Operating and Financial Review and Prospects”.

As at February 29, 2024

	Actual		As Adjusted(1)

Liabilities
Current
Trade payables and other current liabilities	$375,599		$-
Lease liability - current portion	39,309		38,413
Debt - current portion	3,911		8,945

Non-current
Lease liability - non-current portion	$108,527		$118,441

Shareholders' equity
Share capital	$19,461,164	$	♦
Warrant reserve	1,882,430		♦
Contributed surplus	5,427,333		♦
Accumulated deficit	(21,134,379)		(♦	)
Total Shareholders’ Equity	$5,636,548	$	♦
Total Liabilities and Shareholders' Equity	$6,163,894	$	♦

The information above is illustrative only.

Note:

(1)  The "As Adjusted" column gives effect to the issuance of the aggregate of ♦ common shares at a public offering price of US$♦ per common share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.

Dilution

If you invest in the common shares offered in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per common share and the pro forma net tangible book value per share of our common share after this offering. As of February 29, 2024, our net tangible book value was approximately US$4,153,572 (CS$5,636,548), or US$0.06 (C$0.08) per common share. Our net tangible book value per common share is equal to total assets less intangible assets and total liabilities, divided by the number of our outstanding common shares. Net tangible book value dilution per share represents the difference between the amount per common share paid by the new investors who purchase common shares in this offering and the pro forma net tangible book value per common share immediately after completion of this offering.  After giving effect to the assumed sale of ♦ common shares at an assumed public offering price of US$♦ per share, excluding the exercise of the underwriters' option to purchase additional common shares, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of February 29, 2024 would have been approximately US$♦ (C$♦), or US$♦ (C$♦) per share.  This represents an immediate increase of net tangible book value of approximately US$♦ (C$♦) per share to our existing shareholders and an immediate dilution in net tangible book value of approximately US$♦ (C$♦) per share to purchasers of common shares in this offering.  The following table illustrates this per share dilution:

Public offering price per share	US$	♦
Net tangible book value per share as of February 29, 2024	US$	0.06
Increase in net tangible book value per share due to the offering	US$	♦
Pro forma net tangible book value per share after this offering	US$	♦
Dilution in net tangible book value per share to new investors	US$	♦

The table and discussion above are based on 68,386,077 common shares outstanding as of February 29, 2024 and do not include the following securities outstanding as at February 29, 2024:

  8,215,999 common shares issuable upon exercise of outstanding stock options;
  7,444,690 common shares issuable upon exercise of outstanding share purchase warrants; and
  13,333,328 common shares issuable upon exercise of outstanding special warrants.

Each US$1.00 increase or decrease in the assumed public offering price of US$♦ per share would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by US$♦ (C$♦), and would increase or decrease, as applicable, dilution in net tangible book value per share to new investors in this offering by US$♦ (C$♦), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma net tangible book value by US$♦ (C$♦) per share and increase or decrease, as applicable, the dilution in net tangible book value per share to new investors by US$♦ (C$♦) per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering to be determined at pricing.

In addition, the above discussion assumes no exercise by the underwriters of their option to purchase additional shares. If the underwriters exercise their option to purchase our common shares in full, the pro forma net tangible book value per share after this offering would be approximately US$♦ (C$♦) per share, representing an increase in net tangible book value per share attributable to this offering of approximately US$♦ (C$♦) and dilution in net tangible book value per share to investors in this offering of approximately US$♦ (C$♦), in each case assuming a public offering price of US$♦ (C$♦) per share.

The above illustration of dilution in net tangible book value per share to new investors participating in this offering assumes no exercise of outstanding options or warrants to purchase our common shares. The exercise of outstanding options and warrants having an exercise price less than the initial public offering price or the conversion of convertible debentures for no additional consideration will increase dilution to new investors. In addition, we may choose to raise additional capital depending on market conditions, our capital requirements and strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2023 and 2022 and related notes and our unaudited financial statements for the three-month and nine-month periods ended February 29, 2024 and February 28, 2023 and related notes, included in this prospectus. Our audited financial statements for the years ended May 31, 2023 and 2022 and our unaudited financial statements for the three-month and nine-month periods ended February 29, 2024 and February 28, 2023 included in this prospectus were prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board, in Canadian dollars.

The preparation of the consolidated financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled "Forward-Looking Statements" and "Risk Factors" herein.

Nature and Continuance of Operations

Our business model is based principally on licensing, royalties, and research and development.  However, management of our company is still investigating different business models that may be a better fit to our operations. Monetization of our clean energy platform through licensing model reduces our needs for cash while enabling a relatively pathway to commercialization that is relatively straightforward and fast. We aim to develop commercial partnerships by means of demonstration projects. This strategy has been demonstrated to be very effective for securing customer feedstock and funding commitments. Deliverables include reports that detail: the technology; its performance (including yields and mass balance); the key parameters and operational variables including chemical characterization of the feedstock and products; economic considerations covering product value and operational costs; operational considerations, and environmental considerations including greenhouse gases footprint and life cycle analysis. Among the business benefits are developing long term relations, evaluation of different business models and better understanding of geographical territories behaviors and characteristic.

We are directing our HCT into applications for use in the following principal markets: (1) HPU solutions for upcycling plastic waste for polymer producers, energy companies, remote communities, waste collection companies, municipalities and governments; (2) HBU solutions to improve the physical and chemical properties of bitumen for Canadian provincial heavy oil producers, international heavy oil producers and refineries; and (3) HRU solutions to transform renewable oils into renewable motor fuels, sustainable aviation fuel and specialty chemicals, for ethanol producers, seed crushing plants, biodiesel plants, farmers and poultry and beef producers.

Operating Results

Three-month and nine-month periods ended February 29, 2024 and February 28, 2023

The following table presents selected financial information of operations for the three-month and nine-month periods ended February 29, 2024 and February 28, 2023.

	Three month period ended February 29, 2024	Three month period ended February 28, 2023	Nine month period ended February 29,	Nine month period ended February 28,
Revenue	$103,628	$58,290	$235,266	$58,290
Research and development	656,739	436,018	1,908,118	1,233,803
Other Operating Expenses	993,188	591,003	2,668,519	1,612,522
Share-based compensation expense	481,084	877,182	1,331,281	1,477,164
Other items - loss	-	-	2,512	-
Net loss and comprehensive loss	(2,027,383)	(1,845,913)	(5,675,164)	(4,265,199)

As we are an early-stage business, we have a limited history of operations and as expected have not generated significant revenue. The revenue of $103,628 and $235,266 for three-month and nine-month periods ended February 29, 2024, respectively, related to revenue earned following the completion of services pursuant to collaboration agreements with two confidential publicly traded organization for execution of a proof of concept and evaluation of our HPU technology. Our ability to generate future revenue depends on the ability to attract and retain adopters and users of our technology. Our current financial position is reflective of an early-stage business in the process of raising capital for product research and development, business development, advisory, promotions, and operations.

We have granted stock options (“Options”) and restricted share units (“RSUs”) to purchase common shares of our company to various employees, officers, directors and advisors of our company. An expense of $481,084 and $1,331,281 for the three-month and nine-month periods ended February 29, 2024, respectively, were recognized to reflect the vesting schedule of these options and RSUs.

We have incurred general operating expenses that are reflective of an early-stage company. For the three-month period ended February 29, 2024, our operating expenses were $1,649,927 of which $656,739 was for research and development, $113,982 for depreciation and amortization, $2,958 for finance and interest costs, $872,190 for general and administrative expenses, and $4,058 for foreign exchange expense. For the three-month period ended February 28, 2023, our operating expenses were $1,027,021 of which $436,018 was for research and development, $$41,645 for depreciation and amortization, $4,264 for finance and interest costs, $545,077 for general and administrative expenses, and $17 for foreign exchange expense.

Depreciation and amortization was $113,982 for the three-month period ended February 29, 2024 compared to $41,645 for the for the three-month period ended February 28, 2023, with the increase due to an increase in property and equipment. Finance costs were $2,958 for the three-month period ended February 29, 2024, compared to $4,264 for the three-month period ended February 28, 2023.

General and administrative expenses were $872,190 for the three-month period ended February 29, 2024, compared to $545,077 for the three-month period ended February 28, 2023. Included in general and administrative expenses were transfer agent and filing costs that decreased from $27,872 in the three-month period ended February 28, 2023, to $27,640 for the three-month period ended February 29, 2024. Offsetting these decreases, was an increase of $85,705 in investor relation and communication costs, an increase of $108,148 in salary and related costs, an increase of $89,953 in office and general, an increase of $26,887 in travel costs, an increase of $2,454 in conferences, and an increase of $8,190 in professional fees.

Research and development expenses were $656,739 for the three-month period ended February 29, 2024, compared to $436,018 for the three-month period ended February 28, 2023, with the increase due to higher project related costs of $92,394, and salary and related costs of $109,360, all of which reflect the increased activity in research and development projects.

For the nine-month period ended February 29, 2024, our operating expenses were $4,576,637 of which $1,908,118 was for research and development, $307,258 for depreciation and amortization, $9,368 for finance and interest costs, $2,345,361 for general and administrative expenses, and $6,532 for foreign exchange expense. For the nine-month period ended February 28, 2023, our operating expenses were $2,846,325 of which $1,233,803 was for research and development, $93,086 for depreciation and amortization, $13,788 for finance and interest costs, $1,502,482 for general and administrative expenses, and $3,166 for foreign exchange expense.

Depreciation and amortization was $307,258 for the nine-month period ended February 29, 2024 compared to $93,086 for the for the nine-month period ended February 28, 2023, with the increase due an increase in property and equipment. Finance costs were $9,368 for the nine-month period ended February 29, 2024, compared to $13,788 for the nine-month period ended February 28, 2023, with the decrease due to lower interest resulting from the settlement of the vehicle loan on October 6, 2023, and the reduced outstanding balance of a loan from the Business Development Bank of Canada (“BDC”).

General and administrative expenses were $2,345,361 for the nine-month period ended February 29, 2024, compared to $1,502,482 for the nine-month period ended February 28, 2023. Included in general and administrative expenses were travel costs that decreased from $152,439 in the nine-month period ended February 28, 2023, to $135,926 for nine-month period ended February 29, 2024. Offsetting this decrease, was an increase of $187,221 in investor relation and communication costs, an increase of $260,821 in salary and related costs, an increase of $236,762 in office and general, an increase of $42,221 in conferences, an increase of $21,830 in transfer agent and filing costs, and an increase of $51,319 in professional fees.

Research and development expenses were $1,908,118 for the nine-month period ended February 29, 2024, compared to $1,233,803 for the nine-month period ended February 28, 2023. Included in research and development expenses were legal fees related to patent development costs that decreased from $95,910 in the nine-month period ended February 28, 2023, to $77,443 in the nine-month period ended February 29, 2024. Offsetting this decrease, was an increase of $311,025 in project related costs, and an increase of $349,275 in salary and related costs, all of which reflect the increased activity in research and development projects.

Years Ended May 31, 2023 and 2022

The following table presents selected financial information of operations for the years ended May 31, 2023, and 2022.

	Year ended May 31, 2023	Year ended May 31, 2022

Revenue	$109,629	$-
Research and development	1,780,446	1,037,796
Other Operating Expenses	2,289,343	2,007,895
Share-based compensation expense	1,903,157	1,789,547

Other items - loss	-	245,313

Net loss and comprehensive loss	(5,863,317)	(5,080,551)

As we are an early-stage business, we have a limited history of operations and as expected have not generated significant revenue. The revenue of $109,629 for the year ended May 31, 2023 related to revenue earned following the completion of services pursuant to a collaboration agreement with a confidential publicly traded organisation for execution of a proof of concept and evaluation of our HPU technology. Our ability to generate future revenue depends on the ability to attract and retain adopters and users of our technology. Our current financial position is reflective of an early-stage business in the process of raising capital for product research and development, business development, advisory, promotions, and operations.

We have granted options and RSUs to purchase common shares of our to various employees, officers, directors and advisors of our company. An expense of $1,903,157 for the year ended May 31, 2023 was recognized to reflect the vesting schedule of these options and RSUs.

We have incurred general operating expenses that are reflective of an early-stage company.

For the year ended May 31, 2023, our operating expenses were $4,069,789 of which $1,780,446 was for research and development, $151,313 for depreciation and amortization, $17,628 for finance and interest costs, $2,114,207 for general and administrative expenses, and $6,195 for foreign exchange expense. For the year ended May 31, 2022, our operating expenses were $3,045,691 of which $1,037,796 was for research and development, $60,633 for depreciation and amortization, $38,932 for finance and interest costs, $1,884,671 for general and administrative expenses, and $23,659 for foreign exchange expense.

Depreciation and amortization was $151,313 for the year ended May 31, 2023 compared to $60,633 for the for the year ended May 31, 2022, with the increase due an increase in property and equipment. Finance costs were $17,628 for the year ended May 31, 2023, compared to $38,932 for the year ended May 31, 2022, with the decrease due to lower interest resulting from the redemption of the convertible notes following the achievement of the First Milestone on January 18, 2022.

General and administrative expenses were $2,114,207 for the year ended May 31, 2023, compared to $1,884,671 for the year ended May 31, 2022. Included in general and administrative expenses were investor relation and communication costs that have decreased from $709,990 in the year ended May 31, 2022, to $322,263 for the year ended May 31, 2023 and professional fees that have decreased from $618,965 in the year ended May 31, 2022, to $518,704 for the year ended May 31, 2023. Offsetting these decreases in investor relations, communication and professional fees, was an increase of $513,066 in salary and related costs, an increase of 108,891 in office and general, an increase of $100,071 in travel expenses, and an increase of $13,389 in conference cost.

Research and development expenses were $1,780,446 for the year ended May 31, 2023, compared to $1,037,796 for the year ended May 31, 2022, with the increase due to higher project related costs of $301,972, salary and related costs of $401,528, payments to research partners of $19,352, and legal fees related to patent development costs of $21,182, all of which reflect the increased activity in research and development projects.

Liquidity and Capital Resources

The following table presents selected financial information of our working capital as at February 29, 2024, May 31, 2023 and May 31, 2022:

	February 29, 2024	May 31, 2023	May 31, 2022
Cash and cash equivalents	$2,156,359	$4,046,634	$2,110,785
Deposits and prepaid expenses	431,316	392,114	312,644
Trade and other receivables	321,808	464,906	158,408
Trade payable and other current liabilities	(375,599)	(455,048)	(585,104)
Lease liability - current portion	(39,309)	(34,765)	(46,126)
Current portion of debt	(3,9115)	(27,478)	(30,935)
Working Capital	2,490,664	4,386,363	1,919,672

We define working capital as current assets less current liabilities and the working capital balance as at February 29, 2024 was $2,490,664 compared to $4,386,363 as at May 31, 2023. Working capital has decreased by $1,895,699 due to $3,012,630 of cash generated by the issue of common shares from the exercise of warrants and options during the period, offset by $3,888,718 of cash used in operating activities and $961,270 used in the acquisition of new equipment and leasehold improvements related to the new laboratory facilities in London Ontario, Canada during the nine-month period ended February 29, 2024.

The working capital balance as at May 31, 2023 was $4,386,363 compared to $1,919,672 as at May 31, 2022. Working capital has increased by $2,466,691 due to $8,533,334 of cash generated by the issue of common shares from two private placements net of issuance costs closed in July 2022 and April 2023 respectively and the exercise of warrants and options during the year, offset by $4,496,273 of cash used in operating activities and $2,005,914 used in the acquisition of new equipment and leasehold improvements related to the new laboratory facilities in London Ontario, Canada during the year ended May 31, 2023.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development expenses and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that we achieve the necessary conditions for regulatory approval and as a result commercialize any of our products under development and/or obtains revenue from any such products or services that exceeds our expenses.

Based upon the available cash and cash equivalents balance of $2,156,359 as at February 29, 2024, and the net proceeds of $2,081,094 from the exercise of warrants and options subsequent to February 29, 2024, we believe we have sufficient working capital to meet our obligations for the next twelve months.

The continuing operations of our company are dependent upon generating profitable operations and obtaining funding, as required, to allow our company to achieve its business objectives. We intend to continue to raise equity financing in order to execute our business plan, maintain a strong capital base; and safeguard our ability to continue as a going concern, such that we can in the future provide returns for shareholders and benefits for other stakeholders. In addition, we expect that cash generated from the exercise of share purchase warrants and options will be an important ongoing source of capital for our company.

Cash Flows

Nine-month periods ended February 29, 2024 and February 28, 2023

	Nine-Month Period ended February 29, 2024	Nine-Month Period ended February 28, 2023
Cash used in operating activities	(3,888,718)	(3,003,876)
Cash provided by financing activities	2,948,713	3,558,575
Cash used by investing activities	(950,270)	(1,248,531)
Change in cash during the period	(1,890,275)	(693,832)

Operating activities

Cash used in operating activities amounted to $(3,888,718) for the nine-month period ended February 29, 2024. We generated a net loss of $(5,675,164), which was offset by (i) items not affecting cash, including depreciation and amortization of $307,258 and share-based compensation expense of $1,331,281, and (ii) changes in non-cash working capital balance, including the increases in other receivables of $143,098, prepaid expenses of $(39,202), trade payables and other current liabilities of $32,996, and project contributions payable of $464.

Cash used in operating activities amounted to $(3,003,876) for the nine-month period ended February 28, 2023. We generated a net loss of $(4,265,199), which was offset by items not affecting cash, including depreciation and amortization of $93,086 and share-based compensation expense of $1,477,164. In addition, non-cash working capital balance decreased, including the decreases in other receivables of $(151,507), prepaid expenses of $38,838, trade payables and other current liabilities of $(207,262) and project contributions payable of $464.

Financing activities

Cash provided by financing activities amounted to $2,948,713 for the nine-month period ended February 29, 2024 primarily due to issue of our common shares. During the nine-month period ended February 29, 2024, we generated cash of $3,122,256 from capital raised from the exercise of 544,175 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,779,476 April 2021 Share Warrants were exercised at an exercise price of $0.50, 1,411,815 April 2022 Share Warrants were exercised at an exercise price of $1.00, 13,945 July 2022 Share Warrants were exercised at an exercise price of $1.00, 117,500 April 2023 Share Warrants were exercised at an exercise price of $1.30, 85,670 April 2022 Finder Warrants were exercised at an exercise price of $1.00, 225,000 options were exercised at an exercise price of $0.75, 75,000 options were exercised at an exercise price of $1.05, and 75,000 options were exercised at a price of $0.65.

Subsequent to February 29, 2024, 75,999 share purchase warrants were exercised at an exercise price of $0.50, 1,915,567 share purchase warrants were exercised at an exercise price of $1.00, 50,072 finder warrants were exercised at an exercise price of $1.00, 1,750 finder warrants were exercised at an exercise price of $1.30, 44,000 options were exercised at an exercise price of $0.72, and 43,500 options were exercised at an exercise price of $1.00 for total gross proceeds of $2,081,094.

Investing activities

 Cash used in investing activities was $(950,270) for the nine months ended February 29, 2024, which primarily consisted of $(961,270) in property and equipment acquired.

Cash used in investing activities was $(1,248,531) for the nine months ended February 28, 2023, which consisted of $(1,248,531) in property and equipment acquired.

Years ended May 31, 2023 and 2022

	Year ended May 31, 2023	Year ended May 31, 2022
Cash used in operating activities	(4,496,273)	(3,299,070)
Cash provided by financing activities	8,438,036	2,960,836
Cash used by investing activities	(2,005,914)	(410,997)
Change in cash during the year	1,935,849	(749,231)

Operating activities

Cash used in operating activities amounted to $(4,496,273) for the year ended May 31, 2023. We generated a net loss of $(5,863,317), which was offset by (i) items not affecting cash, including depreciation and amortization of $151,313 and share-based compensation expense of $1,903,157, and (ii) changes in non-cash working capital balance, including the decreases in trade and other receivables of $(306,498), prepaid expenses of $(79,470) and trade payables and other current liabilities of $(315,497).

Cash used in operating activities amounted to $(3,299,070) for the year ended May 31, 2022. We generated a net loss of $(5,080,551), which was offset by (i) items not affecting cash, including depreciation and amortization of $60,633, share-based compensation expense of $1,790,931 and loss on settlement of debt of $245,313, and (ii) changes in non-cash working capital balance, including the decreases in trade and other receivables of $(81,528) and prepaid expenses of $(312,644) and the increase in trade payables and other current liabilities of $57,380.

Financing activities

Cash provided by financing activities amounted to $8,438,036 for the year ended May 31, 2023 primarily due to issue of our common shares. During the year ended May 31, 2023, we generated cash of $2,906,899 from capital raised from the exercise of 2,402,403 share purchase warrants at $0.50, the exercise of 1,752,684 share purchase warrants at $0.80, the exercise of 68,875 finder warrants at $0.30, the exercise of 109,860 finder warrants at $0.80, and the exercise of 300,000 options at $0.65. The non-brokered private placements completed in July 2022 and April 2023, resulted in the issue of 2,599,579 units (common shares and warrants) at a price of $0.72 per unit and 4,222,056 units at a price of $0.93 per unit respectively for gross proceeds of $1,871,697 and $3,926,512 respectively.

Cash provided by financing activities amounted to $2,960,836 for the year ended May 31, 2022 primarily due to issue of our common shares. During the year ended May 31, 2022, we generated cash of $850,201 from capital raised from the exercise of 1,700,401 share purchase warrants at $0.50. The non-brokered private placement completed in April 2022, resulted in the issue of 3,360,952 units (common shares and warrants) at a price of $0.70 per unit for gross proceeds of $2,352,666.

Investing activities

Cash used by investing activities was $(2,005,914) for the year ended May 31, 2023, which was used for property and equipment acquired.

Cash used by investing activities was $(410,997) for the year ended May 31, 2022, which was used for property and equipment acquired.

Contractual Obligations

As at February 29, 2024, the maturity of our contractual obligations reflected on our unaudited are as follows:

	Amount	2024	2025	2026	2027+
	$	$	$	$	$
Trade payables and other current liabilities	375,599	375,599	-	-	-
Debt	3,911	3,911	-	-	-
Lease liability	147,836	39,309	42,988	47,560	17,979
Total expected maturities	527,346	418,819	42,988	47,560	17,979

As at May 31, 2023, the maturity of our contractual obligations are as follows:

	Due prior to
	Amount	2024	2025	2026	2027+
	$	$	$	$	$
Trade payables and other current liabilities	455,048	455,048	-	-	-
Debt	27,478	27,478	-	-	-
Lease liability	130,499	34,765	27,851	31,971	35,912
Total expected maturities	613,025	517,291	27,851	31,971	35,912

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future adverse effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Research and Development, Patents and Licenses, etc.

We have discovered and developed the chemistry that undergirds our HCT for HBU, HRU, for converting renewable oils to renewable chemicals and fuels, and HPU that recovers value from components in plastic waste for the circular economy. Thus, HCT is not a single application, but an approach or platform that our company configures for different implementations. This depends on an understanding of how HCT works at the molecular level and requires deep knowledge about the unique properties of the various feedstocks. Beyond that, we have the chemical engineering expertise required for scaling up to commercial reality. Our company develops and owns its intellectual property that includes critical know-how and patents. These are the product of our company's creative, skilled team of R&D chemists and engineers, including our Principal Scientist. Yet, the capability of our company to continue developing and commercializing HCT in diverse applications does not reside with any one individual but is distributed amongst our team members and protected in patents, internal reports, and extensive laboratory documentation.

We have expended $1,780,446 and $1,037,796 on research and development expenses during the years ended May 31, 2023 and 2022 respectively, and we have expended $1,251,378 and $797,787 on research and development expenses during the six-months ended November 30, 2023 and 2022, respectively.

Trend Information

Other than as detailed below, we are not aware of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

In recent years, an increased amount of information has become widely available linking waste plastics with global environmental and health issues. As a result, increased public pressure and governmental support is driving significant resources towards plastic waste recycling and finding effective solutions to increase plastic circularity. There is a global trend of increased regulations around plastics from extended producer responsibility mandates making producers responsible for their post-consumer products to minimum targets for recycled materials in products and packaging.

This trend has had a positive impact on recycling technology innovation in general and the prominence of advanced chemical recycling technologies as a solution. We expect this positive impact to continue and to increase in magnitude over the coming few years as more governmental regulations are implemented globally.

Quantitative and Qualitative Disclosures About Market Risk

Investing in the common shares of our company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of our company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Interest rate risk

We are exposed to interest rate risk on our working capital loan to the extent that BDC’s floating base rate and variance change. A one percent change in the interest rate would have had an immaterial impact on finance costs for the nine months ended February 29, 2024 and February 28, 2023. The remaining debt and lease liability have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

We are primarily exposed to foreign currency fluctuations in relation to its US dollar trade payables. US dollar financial instruments subject to foreign exchange risk are summarized below. We have assessed the risk and decided not to hedge the risk.

(US$)	February 29, 2024 $	May 31, 2023 $
Cash and cash equivalents	140	185
Trade payables	16,006	13,542
Net US dollar exposure	16,146	13,727

As at February 29, 2024, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $1,615 pre-tax loss (May 31, 2023: $1,373) from our financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of our cash and other receivables which reflects management’s assessment of the credit risk which at February 29, 2024 was $2,329,701 (May 31, 2023: $4,511,540).

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless we are satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. We did not record any impairment for the nine months ended February 29, 2024 and the year ended May 31, 2023.

Liquidity risk

Liquidity risk is the exposure of our company to the risk of not being able to meet its financial obligations as they become due. We manage liquidity risk through management of our cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of our outstanding obligations as at February 29, 2024:

	Due prior to
	Amount	2024	2025	2026	2027+
	$	$	$	$	$
Trade payables and other current liabilities	375,599	375,599	-	-	-
Debt	3,911	3,911	-	-	-
Lease liability	147,836	39,309	42,988	47,560	17,979
Total expected maturities	527,346	418,819	42,988	47,560	17,979

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income (loss) or the value of our financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of our company, specifically:

  Ensuring we have the financing capacity to execute our business plan and meet our strategic objectives while capitalizing on opportunities that add value for our shareholders;
  Maintaining a strong capital base; and
  Safeguarding our ability to continue as a going concern, such that we provide returns for shareholders and benefits for other stakeholders.

Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the name and ages of all our directors, senior management and key employees as of the date of this prospectus.

Name	Age	Position
Ofer Vicus	56	Chief Executive Officer, Executive Chair, Director
Mena Beshay	43	Chief Financial Officer and Corporate Secretary
Gene Cammack	69	Chief Operating Officer
Eric Appelman	60	Chief Revenue Officer
William Marcus Trygstad	68	Principal Scientist and Director
Peter Kampian	65	Director
James Scott	54	Director
Marie Gronborg	53	Director
Anil Jhawar	42	Chief Scientist
Birendra Adhikari	46	Head of Research and Development

The following is a brief account of the business experience of each of our directors, senior management and key employees.

Ofer Vicus - Chief Executive Officer, Chairman and Director

Mr. Ofer Vicus is the founder and Chief Executive Officer of Aduro Energy Inc. since November 2011. As our CEO, Executive Chairman, and director, Mr. Vicus is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community. As a director, Mr. Vicus participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Mr. Vicus has over 15 years of experience in developing and marketing innovative technologies and processes in Canada and abroad. He is the passion behind Aduro and responsible for building its research and business team. He has extensive knowledge in alternative approaches for petrochemical processes with a focus of limiting environmental impacts of the traditional chemical and petrochemical industries. He has distinguished himself through his ability to bring ideas to reality with advanced academic research, strong intellectual property foundations, and support by government programs and industry partners. Mr. Vicus has previously worked in leadership positions with other companies, including as the Vice President of Business Development for Spectronix Ltd. (2004- 2006), a company that designed and manufactured EX optical flame detectors. Mr. Vicus also served at Qualion NMR (2005-2006) as the Vice President, Marketing, developing marketing channels and tools for the adoption of inline NMR spectrometers by mid and large size refineries. Before launching Aduro, Mr. Vicus worked with the CEO of Curapipe Systems (2007- 2010), a Trenchless Automated Leakage Repair (TALR) technology to seal cracks and holes in urban water pipes, as an investor and Vice President of Business Development, to develop the R&D, build an engineering team and establish a pilot unit, and to assist in capital raising. Mr. Vicus holds a Bachelor of Engineering in Industrial Engineering from Sunderland University, School of Engineering and Advanced Technologies and an Executive Master of Business Administration (Northwestern Kellogg / Tel Aviv Recanati University).

Mena Beshay-Chief Financial Officer and Director

Mr. Mena Beshay is the Chief Financial Officer and Corporate Secretary of our company. As our Chief Financial Officer and Secretary, Mr. Beshay is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Beshay assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Beshay maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.

Mr. Beshay has over 20 years of experience in senior financial leadership positions. He has an extensive background in financial stewardship, strategic planning, mergers & acquisitions, debt, and equity financing, and he has led operational and financial turnarounds. He was recently appointed as Director on the Board at Charbone Hydrogen, a TSX-V listed company developing Canadian green hydrogen facilities. Previously, Mr. Beshay served as Chief Financial Officer and Global Head of Corporate Development at CloudMD, a TSX-V listed company developing a connected healthcare finance, audit, and compliance roles at Enercare (acquired by Brookfield Infrastructure), Domtar, and Deloitte. Mr. Beshay is a Chartered Professional Accountant and is a graduate of McGill University as part of their Honours in Accounting program.

William Marcus Trygstad -Principal Scientist and Director

Mr. William Marcus Trygstad is the co-founder of Aduro Energy, as well as our Principal Scientist and a director. Mr. Trygstad has served as a director since April 23, 2021 and as our Principal Scientist since April 15, 2024. Mr. Trygstad previously served as our Chief Technology Officer from April 23, 2021 until April 14, 2024. Mr. Trygstad has over 25 years of experience in the development and application of advanced strategies for monitoring, controlling, and optimizing industrial processes, particularly in the downstream refining, petrochemical, pharmaceutical, and specialty chemical industries. Mr. Trygstad's focus on fundamental process chemistry led to the genesis of our intellectual property and early patent applications. Prior to Aduro Energy, Mr. Trygstad was involved in various technology developments as principal inventor and author of patent applications in advanced monitoring technology. Mr. Trygstad previously served as application scientist, business development manager, technical sales consultant, and product manager with various companies including ABB Ltd. (2000-2006), where he served as Application and Business Development Manager and Technical Sales Consultant; Invensys Plc (2006-2009), where he led the collaborative development, productization, and commercialization of sampling technology and measurement solutions for enabling Invensys offerings to the refining industry; and Yokogawa Electric Corporation (2012 - 2019), where he was involved in the technology development of process monitoring and measurement enabled optimization solutions. Mr. Trygstad holds a B.A. Chemistry (St. Olaf College, Minnesota) and pursued Masters level studies in chemistry, material science & engineering, and chemometrics (University of Utah).

Gene Cammack- Chief Operating Officer

Mr. Gene Cammack has been the Chief Operating Officer of our company since January 2022. As the Chief Operating Officer, Mr. Cammack is responsible for the day-to-day operations of our company and is tasked with implementing our strategic goals while ensuring efficient business processes are in place. Mr. Cammack has over 35 years of experience working in management and technical roles in process industries including power, oil & gas, refining, chemicals, and pipelines. His background includes positions with small companies and global roles with international companies such as Siemens Energy. He has worked for end user firms, engineering companies, and manufacturers in system design, solution development, business development, and marketing. His prior experience also includes operational functions and project development.

Eric Appelman - Chief Revenue Officer

Mr. Eric Appelman has been the Chief Revenue Officer of our company since September 11, 2023. Mr. Appelman brings 35 years of experience in a variety of jobs and companies in the chemical industry. Mr. Appelman worked with Unilever in their edible oils' business; he was technical director at Sigma Coatings and EVP for innovation, market development and corporate strategy at the Swedish multinational Perstorp. Most recently Mr. Appelman was CTO and Marketing & Sales Director at Brightlands Chemelot Campus, the largest industrial innovation environment for the chemical industry in the world. Throughout his six-year tenure at the Brightlands Chemelot Campus, Mr. Appelman has been at the forefront of innovation.

Peter Kampian - Director

Mr. Peter Kampian has been a director of our company since April 2021. As an independent director, Mr. Kampian supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Kampian is a member and Chairman of the Audit Committee. Mr. Kampian is a seasoned financial executive with a previous experience in leadership roles with startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, cannabis and mining. Mr. Kampian is currently Chief Executive Officer of Edge Financial Consulting Services Corp. and is Chief Financial Officer of 4Front Ventures Corp. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYME-CSE), and Mettrum Health Corp (2014-2017) (MT-TSX-V) and Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian was previously a director of Harborside Inc (HBOR-CSE), Red Pine Exploration Inc, CannaRoyalty Corp (OriginHouse – acquired by Creco Labs Inc.) (2017- 2018), James E Wagner Cultivation Ltd (2017-2020) and Flow Capital Corp (2017-2018). Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).

James Scott - Director

Mr. James Scott has been a director of our company since February 2022 and as an independent director, he supervises our management and helps to ensure compliance with our corporate governance policies and standards.  Mr. Scott has been an entrepreneur and investor for over 20 years, and he possesses a unique blend of operating and leadership experience including businesses operations, and serving as a director for many private companies and non-profit organizations. Mr. Scott has extensive experience in capital raises, M&A activities for start-ups to multi-billion-dollar companies. Since 1998, Mr. Scott has been the Managing Partner of Denver-based The Scott Company LLC, a boutique advisory firm and merchant bank. Mr. Scott is also the Managing Partner of Littlehorn Investments, LLC, a Denver-based investment fund focused on investing in private, lower market operating businesses. Mr. Scott has served as the President and CEO of two manufacturing businesses-Qube Visual, a full-service signage and graphics company, and Receptra Naturals, a fully-integrated CBD and wellness products business-and he is currently a director of the publicly-traded company Harborside, Inc. (CSE: HBOR). Mr. Scott began his career in investment banking in 1992 with Salomon Brothers in their domestic mergers and acquisitions group. He also worked for SBC Warburg in London in their global chemicals investment banking and M&A groups. He graduated Summa Cum Laude from Boston University School of Management with a degree in finance and operations management.

Marie Gronborg - Director

Ms. Marie Gronborg has been a director of our company since November 2023 and as an independent director, she supervises our management and helps to ensure compliance with our corporate governance policies and standards.  Ms. Grönborg holds an M.Sc. in Chemical Engineering and has almost 30 years of global experience in the chemical and clean-tech industries. Ms. Grönborg was the CEO of the Swedish-based company TreeToTextile, a tex-tech company headquartered in Stockholm, jointly owned by H&M, Stora Enso, IKEA and LSCS Invest, which has developed a new sustainable and cost-efficient technology to produce manmade cellulosic fiber for the textile industry. Before joining TreeToTextile, Ms. Grönborg was the CEO of Purac, a provider of turn-key solutions for water treatment and biogas production. Ms. Grönborg was also an Executive Vice President and a part of the Group Management Team of Perstorp, a specialty chemicals company with a focus on the global resins and coatings, engineered fluids and animal nutrition markets. In addition to her operational roles, Ms. Grönborg currently holds board positions with the Swedish steel company, SSAB, the producer of the world´s first fossil-free steel to customers, and with Eolus, an international company with a main business to design and construct facilities for renewable energy and energy storage, focusing mainly on wind power, solar power and battery storage. Ms. Grönborg was also a board member of Permascand, a provider of electrochemical solutions for global green transition, which was recently acquired by Altor.

Anil Jhawar - Chief Scientist

Mr. Anil Jhawar is the co-inventor of our HCT and a co-author to some of our patents, as well as the first employee of our company with over a decade of service. Mr. Jhawar's unwavering passion for science and technology has been a lifelong pursuit. Mr. Jhawar holds a Ph.D. in Chemical Engineering, specializing in multiphase reactor design and heat transfer. With over 15 years of experience in R&D and technology scale up, his expertise extends to process design and innovation including pilot plant design and operation. His visionary approach allows him to incorporate flexibility in process equipment based on engineering principles, enabling groundbreaking innovation that led to over 15 scientific publications and 3 patents.

Birendra Adhikari - Head of Research and Development

Mr. Birendra Adhikari is an accomplished organic chemist with a strong background in research and development in cross-functional areas of chemistry and applied chemistry. He holds a PhD in chemistry and has contributed to more than 30 scientific publications including research articles, review papers, and book chapters. His multidisciplinary expertise in organic, analytical, and applied chemistry with over 15 years of experience in research and development makes him a versatile and valuable asset in various scientific and technological pursuits. His role at Aduro as head of R&D is central to the development of our core technology but also discovery of innovative new chemistries that further enrich our technology platform.

Family Relationships

There are no family relationships between any of our directors and senior management.

Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended May 31, 2023, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Ofer Vicus (1) Chief Executive Officer, Chairman & Director	2023	$191,667	Nil	Nil	Nil	$191,667
William Marcus Trygstad (2) Director and Principal Scientist, Former Chief Technology Officer	2023	$210,000	Nil	Nil	Nil	$210,000
Mena Beshay (3) Chief Financial Officer and Corporate Secretary	2023	$187,500	Nil	Nil	Nil	$187,500
Gene Cammack (4) Chief Operating Officer	2023	$201,378	Nil	Nil	Nil	$201,378
Eric Appelman (5) Chief Revenue Officer	2023	Nil	Nil	Nil	Nil	Nil
Peter Kampian (6) Director	2023	$50,000	Nil	Nil	Nil	$50,000
James E. Scott (7) Director	2023	$40,000	Nil	Nil	Nil	$40,000
Marie Gronborg (8) Director	2023	Nil	Nil	Nil	Nil	Nil
Donnacha Rahill (9) Former CFO and Corporate Secretary	2023	$4,322	Nil	Nil	Nil	$4,322
Chris Parr (10) Former Director, CEO and President	2023	$60,000	Nil	Nil	Nil	$60,000

Notes:

(1) Ofer Vicus was appointed Chief Executive Officer and a director of our company on April 23, 2021.

(2) William Marcus Trygstad has served as Principal Scientist since April 15, 2024 and as a director since April 23, 2021. Mr. Trygstad previously served as our Chief Technology Officer from April 23, 2021 until April 14, 2024.

(3) Mena Beshay was appointed Chief Financial Officer and Secretary of our company on May 2, 2022.

(4) Gene Cammack was appointed Chief Operating Officer of our company on January 11, 2022.

(5) Eric Appelman was appointed the Chief Revenue Officer of our company on September 1, 2023.

(6) Peter Kampian was appointed as a director of our company on April 23, 2021.

(7) Scott E. James was appointed as a director of our company on February 22, 2022.

(8) Marie Grönborg was appointed as a director of our company on November 7, 2023.

(9) Donnacha Rahill was appointed as Chief Financial Officer and Secretary of our company on January 11, 2021 and resigned from both positions on May 2, 2022.

(10) Chris Parr was appointed as a director of our company on January 10, 2018. He was appointed as President of our company on September 6, 2018 and resigned on April 23, 2021. Mr. Parr was appointed as Chief Executive Officer on January 11, 2018 and resigned on April 23, 2021. Mr. Parr resigned as a director of our company on November 7, 2023.

Employment, Consulting and Management Agreements

We have an employment agreement dated October 21, 2021, as amended on May 1, 2022, with Ofer Vicus (the "Vicus Agreement"), pursuant to which Mr. Vicus provides certain management and other services to our company, including without limitation to act as Chief Executive Officer of our company. Mr. Vicus agreed to, in accordance with the terms and conditions of the Vicus Agreement, perform the services in a timely and professional manner pertaining to the best interests of our company. Effective as of October 27, 2021 the salary of Mr. Vicus was $100,000 per annum, not inclusive of vacation pay and other entitlements. As of May 1, 2022, the annual salary of Mr. Vicus increased from $100,000 to $150,000, not inclusive of vacation pay and other entitlements. Effective as of August 1, 2022, the annual salary of Mr. Vicus increased to $200,000, not inclusive of vacation pay and other entitlements. The Vicus Agreement will continue until the Vicus Agreement is terminated by either Mr. Vicus or our company. Mr. Vicus may terminate the Vicus Agreement by providing us with three months' notice. We may terminate the Vicus Agreement in accordance with applicable employment laws. The Vicus Agreement will automatically terminate upon death or disability of Mr. Vicus. The Vicus Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions.

We also have an employment agreement dated May 2, 2022, as amended on April 1, 2023, with Mena Beshay (the "Beshay Agreement"), pursuant to which Mr. Beshay provides certain management and other services to our company, including without limitation to act as Chief Financial Officer. Mr. Beshay agreed to, in accordance with the terms and conditions of the Beshay Agreement, perform the services in a timely and professional manner pertaining to the best interests of our company. As consideration for the services to be provided by Mr. Beshay, we agreed to pay an annual salary of $185,000, which was increased to $200,000, effective April 1, 2023. The Beshay Agreement commenced on May 2, 2022, as amended on April 1, 2023, and will continue until the Beshay Agreement is terminated by either Mr. Beshay or our company. Mr. Beshay may terminate the Beshay Agreement by providing us with 18 weeks' notice. We may terminate the Beshay Agreement in accordance with applicable employment laws. The Beshay Agreement will automatically terminate upon death or disability of Mr. Beshay. The Beshay Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions.

We have an independent consulting agreement dated April 19, 2024 with one of our founders, W. Marcus Trygstad, to act as the Principal Scientist (the "Trygstad Agreement"). We pay Mr. Trygstad an annual consulting fee of $200,000 for his services as Principal Scientist, which amount is paid in monthly instalments upon receipt of an invoice from Mr. Trygstad. We do not provide any health insurance coverage or benefit plans to Mr. Trygstad who is responsible to obtain his own such coverage or plans. Travel and other expenses are invoiced on a monthly basis and must be approved by the Chief Executive Officer. Our company and Mr. Trygstad have agreed that the consulting relationship will continue until it is terminated by either Mr. Trygstad or our company upon 30 days' written notice by either party. The Trygstad Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions. In addition, we have entered into an ownership of work agreement with Mr. Trygstad dated April 19, 2024, related to the ownership of our company's intellectual property.

We have an independent consulting agreement dated April 9, 2024 with Cammack Strategy, LLC, pursuant to which Gene Cammack serves as our Chief Operating Officer (the "Cammack Agreement"). Prior to April 9, 2024, we had a verbal agreement for Mr. Cammack to serve as our COO since his appointment on January 11, 2022. We pay Mr. Cammack an annual consulting fee of $200,000 for his services as Chief Operating Officer, which amount is paid in monthly instalments upon receipt of an invoice from Mr. Cammack. We do not provide any health insurance coverage or benefit plans to Mr. Cammack who is responsible to obtain his own such coverage or plans. Travel and other expenses are invoiced on a monthly basis and must be approved by the Chief Executive Officer. Our company and Mr. Cammack have agreed that the consulting relationship will continue until it is terminated by either Mr. Cammack or our company upon 30 days' written notice by either party. The Cammack Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions.

We have an employment agreement dated September 1, 2023 with Eric Appelman (the "Appelman Agreement"), pursuant to which Mr. Appelman provides certain management and other services to our company, including without limitation to act as Chief Revenue Officer. Mr. Appelman agreed to, in accordance with the terms and conditions of the Appelman Agreement, perform the services in a timely and professional manner pertaining to the best interests of our company. As consideration for the services to be provided by Mr. Appelman, our company agreed to pay him an annual salary of $200,000. The Appelman Agreement commenced on September 1, 2023 and will continue until the Appelman Agreement is terminated by either Mr. Appelman or our company. Mr. Appelman may terminate the Appelman Agreement by providing 1 months' notice to our company. Our company may terminate the Appelman Agreement in accordance with applicable employment laws. The Appelman Agreement will automatically terminate upon death or disability of Mr. Appelman. The Appelman Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended May 31, 2023 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Ofer Vicus (1) CEO and Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mena Beshay (2) CFO and Secretary	Options	400,000 / 400,000 / 5.53%	June 20, 2022	$0.70	$0.55	$0.91	June 20, 2032
		250,000 / 250,000 / 3.45%	December 29, 2022	$1.00	$0.90	$0.91	December 29, 2027
	Restricted Share Units	150,000 / 150,000	December 29, 2022	N/A	$0.90	$0.91	N/A
Gene Cammack (3) Chief Operating Officer	Options	250,000 / 250,000 / 3.45%	December 29, 2022	$1.00	$0.90	$0.91	December 29, 2027
Eric Appelman (4) Chief Revenue Officer	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Marcus Trygstad (5) Director and Principal Scientist Former Chief Technology Officer	Options	200,000 / 200,000 / 2.76%	December 29, 2022	$1.00	$0.90	$0.91	December 29, 2027
Peter Kampian (6) Director	Options	50,000 / 50,000 / 0.7%	December 29, 2022	$1.00	$0.90	$0.91	December 29, 2027
James E. Scott (7) Director	Options	50,000 / 50,000 / 0.7%	December 29, 2022	$1.00	$0.90	$0.91	December 29, 2027
Marie Grönborg (8) Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Donnacha Rahill (9) Former CFO and Secretary	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Parr (10) Former Director and former CEO and President	Options	50,000 / 50,000 / 0.7%	December 29, 2022	$1.00	$0.90	$0.91	December 29, 2027

Notes:

(1) Ofer Vicus, the Chief Executive Officer of our company, did not own any compensation securities;

(2) Mena Beshay, the Chief Financial Officer and Secretary of our company, owned an aggregate of 950,000 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which 300,000 are exercisable at a price of $0.65 per common share until April 30, 2031, 400,000 are exercisable at a price of $0.70 per common share until June 20, 2032 and 250,000 are exercisable at a price of $1.00 per common share until December 29, 2027;

(3) Gene Cammack, Chief Operating Officer of our company, owned an aggregate of 650,000 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which 400,000 are exercisable at a price of $0.72 per common share until February 20, 2032 and 250,000 are exercisable at a price of $1.00 per common share until December 29, 2027;

(4) Eric Appelman, the Chief Revenue Officer of our company, did not own any compensation securities;

(5) William Marcus Trygstad, director and Principal Scientist (former Chief Technology Officer) of our company, owned an aggregate of 1,308,457 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which 1,108,457 are exercisable at a price of $0.65 per common share until April 30, 2031, and 200,000 are exercisable at a price of $1.00 per common share until December 29, 2027;

(6) Peter Kampian, a director of our company, owned an aggregate of 400,000 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which 250,000 are exercisable at a price of $0.65 per common share until April 30, 2031, 100,000 are exercisable at a price of $0.72 per common share until February 20, 2032, and 50,000 are exercisable at a price of $1.00 per common share until December 29, 2027;

(7) James E. Scott, a director of our company, owned an aggregate of 200,000 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which 150,000 are exercisable at a price of $0.72 per common share until February 20, 2032 and 50,000 are exercisable at a price of $1.00 per common share until December 29, 2027;

(8) Marie Grönborg, a director of our company, did not own any compensation securities;

(9) Donnacha Rahill, Former CFO and Former Secretary of our company, owned an aggregate of 300,000 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which 75,000 are exercisable at a price of $0.65 per common share until April 30, 2031 and 225,000 are exercisable at a price of $0.72 per common share until February 20, 2032. Mr. Rahill's stock options remain in effect since his resignation on May 2, 2022 as he has continued as a consultant to our company; and

(10) Chris Parr, Former Director, Former CEO and Former President of our company, owned an aggregate of 300,000 compensation securities, comprised solely of stock options, each of which is exercisable into one common share, of which, 250,000 are exercisable at a price of $0.65 per common share until April 30, 2031 and 50,000 are exercisable at a price of $1.00 per common share until December 29, 2027. Mr. Parr's stock options remain in effect since his resignation on November 7, 2023 as he has continued as a consultant to our company.

Pension, Retirement or Similar BenefitsWe have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended May 31, 2023.

Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the articles of our company or the provisions of the Business Corporations Act (British Columbia). Each officer of our company is appointed to serve at the discretion of the board of directors.

Composition of Our Board of Directors

In order to attempt to facilitate its exercise of independent supervision over management, our board of directors has established a goal that our board be composed of a majority of independent directors. Our board of directors currently has five directors, of which three are independent directors, including Mr. Peter Kampian, Mr. James Scott and Ms. Marie Grönborg. The remaining two directors are our Chief Executive Officer, Mr. Ofer Vicus, and our Principal Scientist, Mr. Marcus Trygstad, who are not independent. As such, the majority of our board of directors is independent, which is consistent with out goal. Directors are considered to be independent if they have no direct or indirect material relationship with our company. A "material relationship" is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. In establishing the standard for what qualifies as an independent director, our board of directors follows the independence standard outlined in ♦[Nasdaq Rule 5605(a)(2)].

The mandate of our board of directors is to act in the best interests of our company and to supervise management.  Our board of directors is responsible for approving long-term strategic plans and annual operating budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to management or to the committees of our board of directors remains with our board of directors. Our board of directors meets on a regular basis consistent with the state of our company's affairs and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Chairman of the Board, Mr. Ofer Vicus, is not an independent director as he is the CEO of our company.

Committees

We have no committees other than an audit committee. We do not have a nominating committee or a compensation committee.

At present, our board of directors as a whole determines the compensation of the CEO and CFO and does so with reference to industry standards and the financial situation of our company. The board of directors has the sole responsibility for determining the compensation of our directors.

Given our size, limited operating history and lack of revenues, our board of directors does not plan to form a compensation committee to monitor and review the salary and benefits of our executive officers at the present time. Our board of directors will carry out these functions until such time as it deems the formation of a compensation committee is warranted.

Audit Committee

Our audit committee is currently comprised of Peter Kampian (Chair), Ofer Vicus and James Scott. Messrs. Kampian and Scott are independent directors. Mr. Vicus is not independent as he has served as the CEO of our company since his appointment on April 23, 2021. The majority of our audit committee is comprised of independent directors.

We have adopted a charter for our audit committee (the "Audit Committee Charter") which is filed as an exhibit to the Form F-1 registration statement. According to our Audit Committee Charter, the mandate of our audit committee is to assist our board of directors in fulfilling its financial oversight responsibilities. According to our Audit Committee Charter, our audit committee will review and consider, in consultation with our external auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, our audit committee will maintain effective working relationships with our board of directors, management and external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as our company's business, operations and risks. Our audit committee has duties and responsibilities including:

• being directly responsible for overseeing the work of external auditors in preparing or issuing the auditor's report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting;

• considering whether adequate internal controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our company;

• reviewing the consolidated financial statements and financial information of our company prior to their release to the public; and

• considering and approving any non-audit services (being services other than services rendered for the audit and review of the consolidated financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to our company or any subsidiary of our company.

One of our company's Audit Committee members, Mr. Ofer Vicus, is also our CEO, and does not fall under the Safe Harbor Provision of SEC Rule 10A-3. However, we anticipate that before or within 90 days of the effective date of the registration statement on Form F-1 of which this prospectus forms a part, we will replace Mr. Vicus with an independent director on the audit committee.

Other Committees of Board of Directors

We are relying on certain exemptions available under the Listing Rules of ♦ which allow us, as a foreign private issuer, to follow our home country rules with respect to certain matters. In particular, we are not required to have nominating or compensation committees or committees performing similar functions nor are we required to have a written nominating or compensation committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

In addition, we do not have any defined policy or procedure requirements for our stockholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

Share Ownership

As of May 2, 2024, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of common shares Owned and Percent of Total Outstanding common shares		common shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants	Special Warrants
Ofer Vicus Chief Executive Officer, Chairman & Director	21,258,450	30.1%	Nil.	435,997(2)	10,123,101(3)
William Marcus Trygstad Director and Principal Scientist	2,533,146	3.6%	1,241,785(4)	272,564(5)	1,291,763(6)
Mena Beshay CFO and Corporate Secretary	696,000	*	833,338 (7)	Nil	Nil
Gene Cammack COO	78,900	*	566,664 (8)	Nil	Nil
Eric Appelman Chief Revenue Officer	Nil	Nil	116,662 (9)	Nil	Nil
Peter Kampian Director	71,400(14)	*	383,328 (10)	Nil	Nil
James E. Scott Director	57,142 (11)	*	183,328 (12)	Nil	Nil
Marie Grönborg Director	Nil	Nil	31,250 (13)	Nil	Nil

* denotes less than 1% of class of shares owned.

Notes:

(1) Based on 70,516,965 issued common shares of our company issued and outstanding as at May 2, 2024.

(2) Mr. Vicus holds 435,997 warrants that were issued on April 23, 2021 and exercisable until April 23, 2025 at an exercise price of $0.50.

(3) Mr. Vicus holds 10,123,101 Class B Special Warrants that were issued on January 21, 2022 pursuant to the Securities Exchange Agreement. Each special warrant will only be converted into common shares upon achievement of the Second Milestone, at which point the Class B Special Warrants will be convertible into common shares for no additional consideration on a one-for-one basis.

(4) Mr. Trygstad holds a total of 1,308,457 options, of which 1,225,119 options have vested and 16,666 will vest within the next 60 days. Details of the options that are exercisable within the next 60 days are as follows: (i) 1,108,457 options were granted on April 30, 2021 and are exercisable until April 30, 2031 at an exercise price of $0.65 per option share, and (ii)133,328 options were granted on December 29, 2022 and are exercisable until December 29, 2027 at an exercise price of $0.70 per option share.

(5) Mr. Trygstad holds 272,564 warrants that were issued on April 23, 2021 and exercisable until April 23, 2025 at an exercise price of $0.50 per warrant share.

(6) Mr. Trygstad holds 1,291,763 Class B Special Warrants that were issued on January 21, 2022 pursuant to the Securities Exchange Agreement. Each special warrant will only be converted into common shares upon achievement of the Second Milestone, at which point the Class B Special Warrants will be convertible into common shares for no additional consideration on a one-for-one basis.

(7) Mr. Beshay holds a total of 950,000 options, of which 779,170 options have vested and 54,168 will vest within the next 60 days. Details of the options that are, or will be, exercisable within the next 60 days are as follows: (i) 300,000 options were granted on April 30, 2021 and are exercisable until April 30, 2031 at an exercise price of $0.65 per option share, (ii) 366,674 options were granted on June 20, 2022 and are exercisable until June 20, 2032 at an exercise price of $0.70, and (iii) 166,664 options were granted on December 29, 2022 and are exercisable by December 29, 2027 at an exercise price of $1.00 per option share.

(8) Mr. Cammack holds a total of 650,000 options, of which 545,830 options have vested and 20,834 options will vest within the next 60 days. Details of the options that are, or will be, exercisable within the next 60 days are as follows: (i) 400,000 options were granted on February 22, 2022 and are exercisable until February 20, 2032 at an exercise price of $0.72 per option share, and (ii) 166,664 options were granted on December 29, 2022 and are exercisable until December 29, 2027 at an exercise price of $1.00 per option share.

(9) Mr. Appelman holds a total of 400,000 options, of which 83,330 options have vested and 33,332 options will vest within the next 60 days. The options were granted on September 11, 2023 and are exercisable until September 11, 2028 at an exercise price of $1.09 per option share.

(10) Mr. Kampian holds a total of 400,000 options, of which 379,162 options have vested and 4,166 options will vest within the next 60 days. Details of the options that are, or will be, exercisable within the next 60 days are as follows: (i) 250,000 options were granted on April 30, 2021 and are exercisable until April 30, 2031 at an exercise price of $0.65 per option share, (ii) 100,000 options were granted on February 22, 2022 and are exercisable until February 20, 2032 at an exercise price of $0.72 per option share, and (iii) 33,328 options were granted on December 29, 2022 and are exercisable until December 29, 2027 at an exercise price of $1.00 per option share.

(11) Mr. Scott holds 57,142 common shares registered under Littlehorn Investment LLC.

(12) Mr. Scott holds a total of 200,000 options, of which 179,162 options have vested and 4,166 options will vest within the next 60 days. Details of the options that are, or will be, exercisable within the next 60 days are as follows: (i) 150,000 options were granted on February 22, 2022 and are exercisable until February 22, 2023 at an exercise price of $0.72 per option share, and (ii) 33,328 options were granted on December 29, 2022 and are exercisable until December 29, 2027 at an exercise price of $1.00 per option share.

(13) Ms. Grönborg holds a total of 150,000 options, of which 18,750 have vested and 12,500 will vest within the next 60 days. The options were granted on November 29, 2023 and are exercisable until November 29, 2028 at an exercise price of $1.09 per option share.

(14) Mr. Kampian holds 71,400 common shares registered under Edge Financial Consulting Service Corp.

The voting rights attached to the common shares owned by our directors and management do not differ from those voting rights attached to shares owned by people who are not directors or management of our company.

Stock Option Plans

Our previous stock option plan (the "Previous Stock Option Plan") was adopted on April 29, 2021. The Previous Stock Option Plan provides that the number of common shares reserved for issuance under the Previous Stock Option Plan, together with all of our other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, is subject to the restrictions imposed under applicable securities laws and stock exchange policies. All options granted under the Previous Stock Option Plan will expire not later than the date that is ten years from the date that such options are granted. Options terminate earlier as follows: (i) immediately in the event of dismissal with cause; (ii) one month from date of termination other than for cause, or as set forth in each particular stock option agreement; (iii) twelve months from the date of disability; or (iv) twelve months from the date of death. Options granted under the Previous Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. As of the date hereof, 8,171,999 stock options and nil RSUs are outstanding under the Previous Stock Option Plan.

On November 21, 2022, our board of directors adopted an omnibus equity incentive plan (the "Equity Incentive Plan") to replace the Previous Stock Option Plan, which was approved by our shareholders on February 23, 2023. Our board of directors believes that the Equity Incentive Plan will provide greater flexibility to grant equity-based incentive awards in the form of Options, RSUs, performance share units ("PSUs") and deferred share units ("DSUs").

The Equity Incentive Plan provides flexibility to our company to grant equity-based incentive awards in the form of Options, RSUs, PSUs and DSUs, as described in further detail below. The purpose of the Equity Incentive Plan is to, among other things, provide us with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants, to reward such of those directors, employees and consultants as may be granted awards under the Equity Incentive Plan by our board of directors from time to time for their contributions toward our long-term goals and success and to enable and encourage such directors, employees and consultants to acquire common shares as long-term investments and proprietary interests in our company.

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of common shares), provides that the aggregate maximum number of common shares that may be issued upon the exercise or settlement of awards granted under the Equity Incentive Plan shall not exceed 15% of our company's issued and outstanding common shares from time to time. The Equity Incentive Plan is considered an "evergreen" plan, since the common shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding common shares increases.

Insider Participation Limit

The Equity Incentive Plan also provides that the aggregate number of common shares (a) issuable to insiders at any time (under all of our security‐based compensation arrangements) cannot exceed 10% of our issued and outstanding common shares and (b) issued to insiders within any one-year period (under all of our security-based compensation arrangements) cannot exceed 10% of our issued and outstanding common shares.

Furthermore, the Equity Incentive Plan provides that (i) we shall not make grants of awards to nonemployee directors if, after giving effect to such grants of awards, the aggregate number of common shares issuable to non‐employee directors, at the time of such grant, under all of our security based compensation arrangements would exceed 1% of the issued and outstanding common shares on a non‐diluted basis, and (ii) within any one financial year of our company, (a) the aggregate fair value on the date of grant of all Options granted to any one non‐employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non‐employee director under all of our security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a onetime initial grant to a non‐employee director upon such non‐employee director joining our board of directors.

Any common shares issued by our company through the assumption or substitution of outstanding Options or other equity based awards from an acquired company shall not reduce the number of common shares available for issuance pursuant to the exercise of awards granted under the Equity Incentive Plan.

Administration of the Equity Incentive Plan

The Equity Incentive Plan is administered by our board of directors, or a plan administrator determined by our board of directors.

Eligibility

All directors, employees and consultants are eligible to participate in the Equity Incentive Plan. Participation in the Equity Incentive Plan is voluntary and eligibility to participate does not confer upon any director, employee or consultant any right to receive any grant of an award pursuant to the Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Equity Incentive Plan will be determined in the sole and absolute discretion of our board of directors or the plan administrator, as applicable.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Equity Incentive Plan. All of the awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the board of directors, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, our board of directors may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or common shares issued pursuant to awards.

Major Shareholders

To the best of our knowledge, the following table sets forth, as of May 2, 2024, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares.

Name of Shareholder	Number of common shares Owned and Percent of Total Outstanding common shares		common shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class(1)	Stock Options	Warrants	Special Warrants
Ofer Vicus	21,258,450	30.1%	Nil.	435,997(2)	10,123,101(3)

(1) Based on 70,516,965  common shares of our company issued and outstanding as at May 2, 2024.

(2) Mr. Vicus holds 435,997 warrants that were issued on April 23, 2021 and exercisable until April 23, 2025 at an exercise price of $0.50.

(3) Mr. Vicus holds 10,123,101 Class B Special Warrants that were issued on January 21, 2022 pursuant to the Securities Exchange Agreement. Each special warrant will only be converted into common shares upon achievement of the Second Milestone, at which point the Class B Special Warrants will be convertible into common shares for no additional consideration on a one-for-one basis.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at May 2, 2024 the registrar and transfer agent for our company reported that there were 70,516,965  common shares of our company issued and outstanding. Of these, 62,930,023 were registered to Canadian residents, including 38,790,917 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The  shares were registered to 74 shareholders in Canada, one of which is CDS & Co. 4,574,166 of our shares were registered to residents of the United States, including 333 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The  shares were registered to 31  shareholders in the United States, one of which is CEDE & Co. 2,864,408 of our shares were registered to residents of other foreign countries (24 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended May 31, 2023, there have been no transactions or loans between our company and:

(a)  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b)  associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c)  individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family (close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with our company);

(d)  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals' families; and

(e)  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

On February 1, 2013, W. Marcus Trygstad, our current Principal Scientist (former Chief Technology Officer) and director of our company, provided a loan to our company in the amount of US$4,200 accruing interest at an annual rate of 13%. Accrued interest payable totaled US$ 3,456, US$4,549, and US$4,896, on June 1, 2019, May 31, 2021, and January 18, 2022, respectively.

On January 18, 2022, the total principal amount of US$4,200 and accrued interest payable in the amount US$4,896 due to W. Marcus Trygstad was extinguished by our company by issuing 21,054 common shares of our company.

During the year ended May 31, 2022, we provided Ofer Vicus, Chief Executive Officer, Chairman and director of our company, with cash advancements for a total amount of C$62,057 with an additional amount of C$16,016 advanced during the year ended May 31, 2023. No further advances have been made to date, with the amount of currently due of C$78,073 being unsecured, non-interest bearing and with no specific terms of repayment.

All amounts due to key management personal as disclosed in the financial statements are made up of salaries due to executives and board members at the period end which were all settled within a 30-day period after our fiscal year end.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."

Prior to the closing of this offering and the listing of our common shares on ♦, in accordance with Section 10D of the Exchange Act, we intend to develop and implement a policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by current or former executive officers where that compensation is based on the erroneously reported financial information. We will file the policy as an exhibit to our annual report and include other required disclosures in the event a recovery analysis is triggered under the policy.

Markets

Our common shares have been listed for trading on the Canadian Securities Exchange under the symbol "ACT" since February 12, 2019.

Our common shares have been quoted on the OTCQX under the symbol “ACTHF” since October 2023 and the Frankfurt Exchange in Germany under the symbol “9D50” since July 2021. Aduro is a reporting issuer in the provinces of British Columbia and Ontario. We have applied to list our common shares on ♦. At this time, ♦ has not yet approved our application to list our common shares. It is a condition to the closing of this offering that our common shares qualify for listing on a national securities exchange in the United States, and there is no guarantee or assurance that our common shares will be approved for listing on ♦. If our common shares are approved for listing on ♦, trading of our common shares will cease on the OTCQX.

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada (Tel: (604) 661-9400; Fax: (604) 661-9549).

Expenses Relating to This Offering

The following table sets forth the expenses incurred by us in connection with the issuance and distribution of our common shares covered by this prospectus. All of the amounts shown are estimates, except for the SEC registration fees.

SEC registration fees	$	♦

Accounting fees and expenses	$	♦

Legal fees and expenses	$	♦

Transfer agent and registrar fees	$	♦

Miscellaneous expenses	$	♦

Total	$	♦

Share Capital

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On May 31, 2023, we had 63,908,496 common shares outstanding and nil preferred shares outstanding. On May 2, 2024, we had 70,516,965  common shares outstanding and nil preferred shares outstanding. All of our common shares issued and outstanding were fully paid and non-assessable.  There are no shares not representing capital. Our company or subsidiaries do not own any shares of our company.

On May 31, 2022, we had 52,303,039 common shares issued and outstanding.  During the year ended May 31, 2023, we issued a total of 11,605,457 common shares so that we had 63,908,496 common shares issued and outstanding as at May 31, 2023.

More than 10% of our capital has not been paid for with assets other than cash within the past five years.

Warrants

As at May 31, 2023, we had the following outstanding warrants to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
February 4, 2025	$0.50	1,529,911
April 23, 2025	$0.50	2,813,357
April 8, 2024	$1.00	2,340,756
April 27, 2024	$1.00	1,173,816
July 19, 2024	$1.00	1,299,788
April 3, 2025	$1.30	2,239,643
Total Outstanding		11,397,271

As at May 2, 2024, we had the following outstanding warrants to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
February 4, 2025	$0.50	909,737
April 23, 2025	$0.50	1,033,881
July 19, 2024	$1.00	1,267,843
April 3, 2025	$1.30	2,120,393
Total Outstanding		5,331,8544

Stock Options

As at May 31, 2023, we had the following outstanding stock options to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
February 7, 2024	$0.75	225,000
June 20, 2024	$0.70	150,000
December 29, 2027	$1.00	2,075,000
April 30, 2031	$0.65	3,058,999
February 20, 2032	$0.72	1,325,000
June 20, 2032	$0.70	400,000
Total Outstanding		7,233,999

As at May 2, 2024, we had the following outstanding stock options to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
June 20, 2024	$0.70	150,000
February 21, 2025	$1.49	67,000
January 29, 2026	$1.28	300,000
December 29, 2027	$1.00	2,031,500
September 11, 2028	$1.09	690,000
November 29, 2028	$1.09	225,000
April 30, 2031	$0.65	2,983,999
February 20, 2032	$0.72	1,281,000
June 20, 2032	$0.70	400,000
Total Outstanding		8,128,499

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

As at May 31, 2023 and May 2, 2024, we had 13,333,328 Class B Special Warrants outstanding that were issued in connection with the Securities Exchange Agreement. The Class B Special Warrants are convertible for no additional consideration into common shares on a one-for-one basis upon the later of the achievement of the Second Milestone and the distribution of the special warrants by the Special Warrants Trustee.

Issuances of common shares

During the last three years, we have issued the following securities:

1. On September 2, 2020, we completed a non-brokered private placement whereby we issued a total of 3,348,146 common shares at a price of $0.15 per share for gross proceeds of $502,222. We paid a cash finder's fee of $2,700 and issued 18,000 share purchase warrants valued at $1,620 to one finder in connection with the closing of this private placement.

2. On February 4, 2021, we completed a non-brokered private placement pursuant to which we issued an aggregate of 5,632,725 units at a price of $0.249 per unit, for gross proceeds of $1,402,548. Each unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at a price of $0.50 per common share for a period of four years after the date of closing of the private placement, subject to acceleration provisions in the event that the common shares have a closing price on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) of $1.00 or greater per common share for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing. We paid a cash finder's fee of $18,910 and issued 75,945 share purchase warrants valued at $6,288 to one finder in connection with the closing of this private placement.

3. On May 14, 2021, we closed a non‐brokered unit offering to identified strategic investors for gross proceeds of $2,099,277. We issued an aggregate of 3,816,869 units at a price of $0.55 per unit, with each unit consisting of one common share and one‐half of one common share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $0.80 per common share for a period of two years from the date of issuance following the closing of the offering. The warrants are also subject to an acceleration right held by our company if the common shares have a closing price of over $1.00 per common share for a period of ten (10) trading days on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing. We paid cash finder's fees of $76,674 and issued 126,681 share purchase warrants to certain finders in connection with the offering. Each warrant issued to the finders is exercisable into one common share at a price of $0.80 per common share for a period of two years after the closing.

4. On June 18, 2021, we issued 50,000 options to purchase common shares at an exercise price of $0.80 per common share until June 18, 2023. These options were cancelled on June 1, 2022.

5. On July 5, 2021, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

6. On August 24, 2021, we issued 400,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

7. On August 25, 2021, we issued 200,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

8. On September 2, 2021, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

9. On October 13, 2021, we issued 500,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

10. On October 19, 2021, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

11. On October 20, 2021, we issued 200,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

12. On October 29, 2021, we issued 100,401 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

13. On January 21, 2022, we issued 13,333,328 common shares for no additional consideration in connection with the distribution of the Class A Special Warrants that automatically converted on a one-for-one basis into common shares pursuant to the terms of the Securities Exchange Agreement. The shareholders of Aduro Energy received 12,301,121 common shares while certain convertible notes holders received 1,032,207 common shares with a fair value of $815,443 in settlement of the $558,719 outstanding balance on such convertible notes.

14. On February 7, 2022, we issued 300,000 options to purchase common shares at a exercise price pf $0.75 per common share until February 7, 2024. On September 1, 2022, 75,000 of these options were cancelled. The remaining 225,000 options were exercised.

15. On February 22, 2022, we issued 1,325,000 options to purchase common shares at an exercise price of $0.72 per common share until February 22, 2032.

16. On April 8, 2022, we issued 2,226,036 units at a price of $0.70 per unit for aggregate gross proceeds of $1,558,225. On April 27, 2022, we issued 1,134,916 units for aggregate gross proceeds of $794,441. Including both tranches, the cumulative units issued were 3,360,952 for gross proceeds was $2,352,666. Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.00 per common share, for a period of two years from the closing date. The warrants are also subject to an acceleration right held by our company if the shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. We issued 153,620 finder's warrants to certain finders in connection with this offering. Each warrant is exercisable into one common share at a price of $1.00 per common share for a period of two years after the closing date.

17. On June 20, 2022, we issued an aggregate of 550,000 options to purchase common shares at an exercise price of $0.70, with 150,000 of such options expiring on June 20, 2024 and 400,000 of such options expiring on June 20, 2032.

18. On July 4, 2022, we issued 100,400 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

19. On July 19, 2022, we completed a non-brokered private placement pursuant to which we issued an aggregate of 2,599,579 units at a price of $0.72 per unit for gross proceeds of $1,871,697. Each unit is comprised of one common share and one‐half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.00 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by our company if the common shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date.

20. On October 21, 2022, we issued 300,000 common shares pursuant to the exercise of options at a price per common share of $0.65.

21. On October 25, 2022, we issued 260,240 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

22. On October 28, 2022, we issued 402,409 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

23. On November 8, 2022, we issued 432,529 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

24. Also on November 8, 2022, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share.

25. On November 14, 2022, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

26. Also on November 14, 2022, we issued 13,635 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share.

27. On November 18, 2022, we issued 300,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

28. Also on November 18, 2022, we issued 5,000 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share.

29. On November 24, 2022, we issued 103,212 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

30. On December 7, 2022, we issued 40,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

31. On December 29, 2022, we issued 2,075,000 options to purchase common shares at an exercise price of $1.00 per common share until December 29, 2027.

32. Also on December 29, 2022, we issued 150,000 restricted share units to an officer of our company pursuant to the Equity Incentive Plan. All of the restricted share units vested immediately upon the date of the award, resulting in the issuance of 150,000 common shares on December 29, 2022.

33. On December 29, 2022, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

34. On January 6, 2023, we issued 68,875 common shares pursuant to the conversion of broker warrants that were issued on February 4, 2021.The warrants were exercised at $0.30 per common share.

35. On January 13, 2023, we issued 100,401 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

36. On January 20, 2023, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

37. On January 25, 2023, we issued 301,606 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

38. On February 8, 2023, we issued 61,606 common shares at a price of $0.50 per common share for total aggregate consideration of $30,803.

39. On February 17, 2023, we issued 34,142 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $27,313.60

40. On February 22, 2023, we issued 300,350 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $240,440.

41. On April 3, 2023, we completed a non-brokered private placement pursuant to which we issued an aggregate of 4,222,056 units, at a price of $0.93 per unit for gross proceeds of $3,926,512. Each unit is comprised of one common share and one‐half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.30 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by our company if the common shares have a closing price of $1.60 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. We also issued 128,617 finder's warrants to certain finders in connection with the offering. Each such warrant is exercisable into one common share at a price of $1.30 per common share for a period of two years after the closing date.

42. On April 17, 2023, we issued 216,363 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $173,090.40.

43. On April 24, 2023, we issued 77,727 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $62,18160.

44. On April 27, 2023, we issued 175,000 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $140,000.

45. On May 1, 2023, we issued 396,772 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $317,416.60.

46. On May 8, 2023, we issued 170,469 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $136,375.20.

47. On May 12, 2023, we issued 370,525 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $296,420.

48. On July 24, 2023, we issued 50,000 common shares at a price of $0.75 per common share for gross aggregate consideration of $37,500.

49. On August 4, 2023, we issued 50,000 common shares at a price of $0.75 per common share for gross aggregate consideration of $37,500.

50. On August 29, 2023, we issued 150,000 common shares at a price of $1.00 per common share for gross aggregate consideration of $150,000.

51. On September 11, 2023, we issued 150,000 common shares upon the immediate vesting of 150,000 restricted share units on the date of the award, being September 11, 2023.

52. On September 11, 2023, we issued 750,000 options to purchase common shares at an exercise price of $1.09 per common share until September 11, 2028. The options vest on a monthly basis over a two-year period commencing on September 11, 2023.

53. On September 28, 2023, we issued 50,000 common shares at a price of $1.00 per common share for total aggregate consideration of $50,000.

54. On October 3, 2023, we issued 55, 715 common shares at a price of $1.00 per common share for total aggregate consideration of $55,715.

55. On October 13, 2023, we issued 235,715 common shares, with 135,715 common shares issued at a price of $1.00 per common share and 100,000 common shares issued at $0.50 per common share, for total aggregate consideration of $185,715.

56. On October 25, we issued 203,212 common shares at a price of $0.50 per common share for total aggregate consideration of $101,606.

57. On November 1, 2023, we issued 35,700 common shares at a price of $1.00 per common share for total aggregate consideration of $35,700.

58. On November 22, 2023, we issued 100,000 common shares at a price of $0.50 per common share for total aggregate consideration of $50,000.

59. On November 29, 2023, we issued 1,363,787 common shares at a price of $0.50 per common share for total aggregate consideration of $681,893.50.

60. On December 13, 2023, we issued 100,000 common shares, with 50,000 common shares issued at a price of $0.50 per common share and 50,000 common shares issued at a price of $1.00 per common share, for total aggregate consideration of $75,000.

61. On January 3, 2024, we issued 302,151 common shares, with 40,160 common shares issued at a price of $0.50 per common share and 261,991 common shares issued at a price of $1.00 per common share, for total aggregate consideration of $282,071.

62. On January 5, 2024, we issued 155,000 common shares, with 50,000 common shares issued at a price of $0.75 per common share and 105,000 common shares issued at a price of $1.00 per common share, for total aggregate consideration of $142,500.

63. On January 10, 2024, we issued 191,428 common shares, with 75,000 common shares issued at a price of $1.05 per common share, 91,428 common shares issued at a price of $1.00 per common share, and 25,000 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $202,678.

64. On January 11, 2024, we issued 228,200 common shares, with 203,200 common shares issued at a price of $1.00 per common share and 25,000 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $235,700.

65. On January 19, 2024, we issued 237,322 common shares, with 159,858 common shares issued at a price of $0.50 per common share, 47,464 common shares issued at a price of $1.00 per common share, and 30,000 common shares issued at a price of $0.75 per common share, for total aggregate consideration of $149,893.

66. On January 24, 2024, we issued 24,143 common shares at a price of $1.00 per common share for total aggregate consideration of $24,143.

67. On February 2, 2024, we issued 124,492 common shares, with 26,492 common shares issued at a price of $0.50 per common share, 60,500 common shares issued at a price of $1.00 per common share, and 37,500 common shares issued at a price of $0.65 per common share, for total aggregate consideration of $98,121.

68. On February 9, 2024, we issued 62,500 common shares, with 17,500 common shares issued at a price of $1.30 per common share and 45,000 common shares issued at a price of $0.75 per common share, for total aggregate consideration of $56,500.

69. On February 16, 2024, we issued 446,271 common shares, with 280,142 common shares issued at a price of $0.50 per common share, 128,629 common shares issued at a price of $1.00 per common share, and 37,500 common shares issued at a price of $0.65 per common share, for total aggregate consideration of $293,075.

70. On February 23, 2024, we issued 105,000 common shares, with 55,000 common shares issued at a price of $1.00 per common share and 50,000 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $120,000.

71. On February 29, 2024, we issued 56,945 common shares at a price of $1.00 per common share for total aggregate consideration of $56,945.

72. On March 8, 2024, we issued 187,302 common shares, with 143,302 common shares issued at a price of $1.00 per common share and 44,000 common shares issued at a price of $0.72 per common share, for total aggregate consideration of $174,982.

73. On March 14, 2024, we issued 329,284 common shares at a price of $1.00 per common share for total aggregate consideration of $329,284.

74. On March 22, 2024, we issued 431,965 common shares, with 430,215 common shares issued at a price of $1.00 per common share and 1,750 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $432,490.

75. On March 28, 2024, we issued 171,756 common shares at a price of $1.00 per common share for total aggregate consideration of $171,756.

76. On April 8, 2024, we issued 506,284 common shares at a price of $1.00 per common share for total aggregate consideration of $506,284.

77. On April 16, 2024, we issued 194,930 common shares at a price of $1.00 per common share for total aggregate consideration of $194,930.

78. On April 19, 2024, we issued 160,999 common shares, with 85,000 common shares issued at a price of $1.00 per common share and 75,999 common shares issued at a price of $0.50 per common share, for total aggregate consideration of $122,999.5.

79. On April 26, 2024, we issued 148,368 common shares at a price of $1.00 per common share for total aggregate consideration of $148,368.

Articles

Incorporation

We are incorporated under the Business Corporations Act (British Columbia). Our British Columbia incorporation number is BC1148518.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum. Any such conflicts of interest will be subject to the procedures and remedies as provided under the Business Corporations Act (British Columbia).

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may from time to time on behalf of our company:

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at any discount or premium and on such other terms as they consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Holders of our common shares are entitled to vote one vote for each share held at all meetings of our shareholders, to receive any dividend declared by our board of directors and, to receive the remaining property of our company upon dissolution. None of our common shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to our common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Our preferred shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

• determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

• create an identifying name for the shares of that series, or alter any such identifying name; and

• attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Meetings

Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer for our company, the auditor of our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the Business Corporations Act (British Columbia) or our articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Change in Control

There are no provisions in our articles or in the Business Corporations Act (British Columbia) that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Ownership Threshold

Our articles or the Business Corporations Act (British Columbia) do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. However, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

Material Contracts

We have not entered into any material contracts during the last two years.

For information regarding Employment, Consulting and Management Agreements involving our directors and senior management, see "Compensation" for additional information.

Exchange Controls

Our company is incorporated in and subject to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

There are no limitations under the laws of Canada or in the organizing documents of our company on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of our company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of our company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of our company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in our company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "ITA") (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the ITA), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

A U.S. Holder will not be subject to tax under the ITA on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the ITA and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless both: (A) at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the ITA), (iii) "timber resource properties" (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists; and (B) if our common shares are listed on a "designated stock exchange" as defined in the ITA and are so listed at the time of disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company. In addition to the foregoing, in certain other circumstances set out in the ITA, common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our common shares. This summary applies only to U.S. Holders that acquire our common shares pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

• an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that

a. is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or

b. has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of common shares pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of common shares pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Acquisition of Our Securities

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our common shares for cash pursuant to this prospectus. A U.S. Holder's holding period for such common shares will begin on the day after the acquisition.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "Tax Consequences if Our Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Our common shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares is are readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Company

A non-U.S. corporation is considered a passive foreign investment company or "PFIC" for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income (the "passive income test"); or
●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test")

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called "look-through subsidiary"). Because we own 100% of the stock of our subsidiaries, in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers). As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. In this offering we expect to raise for our Company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for the current or any future taxable year. We or a related entity express no opinion as to the Company's or a related entity's status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our common shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a "purging election" (as described below) with respect to the common shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to You of PFIC Status

If we are a PFIC for a taxable year during which you hold common shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the common shares, in that year and subsequent years, unless you make a "mark-to-market" election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a "purging election", as discussed below

"Excess distributions" are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the common shares, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our common shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the common shares;
●

the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

●

the amount allocated to each of your other taxable year(s) - i.e., prior years during which we were a PFIC - will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

"Mark-to-market" election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for "marketable stock", which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market. A "qualified exchange or other market" is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Nasdaq Capital Market is a qualified exchange or other market, but we are uncertain as to whether our common shares will be "regularly traded." If our common shares do not trade regularly on the Nasdaq Capital Market or other qualified exchange or market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) common shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over your adjusted basis in such common shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Your basis in the common shares will be adjusted to reflect any such income or loss amounts.

If you sell or otherwise dispose of any common shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under "- Distributions on Our Common Shares" generally would not apply.

"Purging election." If you do not make a timely "mark-to-market" election (as described above), and if we were a PFIC at any time during the period you hold our common shares, then such common shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a "purging election" for the year we cease to be a PFIC. A "purging election" creates a deemed sale of such common shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our common shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the common shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your common shares for tax purposes.

Qualified electing fund election. In some cases a U.S. Holder of stock in a PFIC may make a "qualified electing fund" election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder's pro rata share of the corporation's earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. THE COMPANY HAS NOT AND WILL NOT MAKE A DETERMINATION IF IT IS A PFIC IN THE CURRENT TAX YEAR OR ANY FUTURE TAX YEAR. EACH PROSPECTIVE INVESTOR IN THE COMMON SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR'S OWN CIRCUMSTANCES.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of  "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

A U.S. Holder that acquires common shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the common shares that is not a U.S. Holder.

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the common shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the common shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the common shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the common shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the common shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF OUR COMMON SHARES WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Underwriting

In connection with this offering, we expect to enter an underwriting agreement with EF Hutton LLC (who we refer to as the “Representative” or “EF Hutton”), as the representative of the underwriters named in this prospectus, with respect to the common shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Representative will agree to purchase from us on a firm commitment basis the respective number of common shares at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per shares less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name of Underwriter	Number of Shares
EF Hutton LLC
Total

The underwriters are committed to purchase all the common shares in the offering if any are purchased, other than those covered by the over-allotment option described below. e obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The common shares will be offered in the United States by the underwriter either directly or through its duly registered U.S. broker dealer affiliates or agents. Any common shares sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of US$ per share. No common shares will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the offering.

The common shares are offered subject to a number of conditions, including:

  receipt and acceptance of the common shares by the underwriter;
  the Underwriter's right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part; and
  other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officers' certificates and legal opinions.

The offering price of the common shares was determined by arm's length negotiation between our company and the underwriter.

Over-Allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional ♦ common shares at a price per share equal to the public offering price less, underwriting discounts and commissions, to cover over-allotments, if any.

Discounts, Commissions and Expenses

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Without Over- Allotment Option	With Over-Allotment Option
Public offering price	US$	US$	US$
Underwriting discounts and commissions (7%)	US$	US$	US$
Non-accountable expense allowance (1.0%)	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately US$[●].

We will be also responsible for and will pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the securities with the Commission; (b) all fees and expenses relating to the listing of the Company’s common shares; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the underwriters’ counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the Offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the underwriters; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of this offering by Financial Industry Regulatory Authority (“FINRA”); (i) up to $20,000 of the Representative’s actual accountable “road show” expenses of the offering; (j) the $29,500 costs associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; and (l) legal fees and disbursements of up to $150,000 for the underwriters’ counsel. The Company shall be responsible for underwriters’ external counsel legal costs irrespective of whether or not the offering is consummated, subject to a maximum of $50,000 in the event that it is not consummated.

We have paid a $50,000 advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C)

Representative’s Warrants

In addition, we have agreed to issue warrants to the Representative(or its permitted assignees), upon the closing of the offering, warrants to purchase up to 5.0% of the common shares sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants  will be exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of the registration statement for this offering, which period is in compliance with applicable FINRA rules. The warrants are exercisable at a per share price equal to US$♦ per common share, or 110% of the public offering price in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus supplement is a part. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration rights provided will not be greater than five years from the effective date of the registration statement of which this prospectus supplement is a part in compliance with applicable FINRA rules. The piggyback registration rights provided will not be greater than seven (7) years from the effective date of the registration statement of which this prospectus is a part in compliance with applicable FINRA rules. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than fees and expenses associated with a second demand right and underwriting commissions incurred and payable by the holders. The Representative’s Warrants do not contain more than one demand right at the issuer’s expense pursuant to FINRA Rule 5110(g)(8)(B). The exercise price and number of warrant shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation and as otherwise permitted under Rule 5110(f)(2)(G) of FINRA..

Discretionary Accounts

The underwriters do not intend to confirm sales of the common shares to any accounts over which it has discretionary authority.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

All of our executive officers, directors, and any holders of 5% or more of our outstanding common shares as of the effective date of the registration statement of which this prospectus forms a part have agreed to enter into customary “lock-up” agreements in favour of the Representative, for a period of 182 days after the closing of this offering, subject to certain exempt securities which shall not be subject to lock-up agreements, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company, subject to the following exceptions: transfers as a bona fide gift, by will or intestacy or to a family member or trust of the holder; transfers to a charity or educational institution of the holder; transfers to another corporation, partnership or other business entity that controls, is controlled by or is under common control of the holder; distributions to members, partners, shareholders, subsidiaries or affiliates of the holder; to a trustee or beneficiary of the trust if the holder is a trust; provided each transferee shall sign and deliver a substantially similar lock-up agreement and that the Representative shall receive the lock-up agreement and provide its written approval (which approval shall not be unreasonably withheld) of the lock-up agreement prior to any transfer; and the receipt by common shares issued by our company upon the vesting of restricted stock awards or stock units or upon the grant or exercise of options to purchase common shares of our company issued under an equity incentive plan of our company. Notwithstanding the foregoing, Representative may request lock-up agreements from any holders of less than 5% of our outstanding common shares as of the effective date of the registration statement of which this prospectus forms a part.

No Sales of Similar Securities

Subject to certain limited exceptions, for a period of 182 days after the closing date of this offering, without the prior written consent of the Representative, our company has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (iii) complete any offering of debt securities of our company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise.

The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Determination of Public Offering Price

Our common shares are quoted on the OTC Markets Group's OTCQX under the symbol "ACTHF" and listed on the Canadian Securities Exchange under the symbol "ACT". Consequently, the public offering price for the common shares will be determined by such trading activity and negotiations among us and the underwriter. Among the factors to be considered in determining the public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriter can assure investors that an active trading market will develop for our common shares, or that our common shares will trade in the public market at or above the public offering price. We have applied for listing of our common shares on the ♦ under the symbol "♦." No assurance can be given that our application will be approved.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriter may over-allot in connection with this offering by selling more common shares than are set forth on the cover page of this prospectus. This creates a short position in our common shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of common shares that it may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of shares in the over-allotment option. To close out a short position, the underwriter may elect to exercise all or part of the over-allotment option. The underwriter may also elect to stabilize the price of our common shares or reduce any short position by bidding for, and purchasing, shares in the open market.

The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, shares in market making transactions, including "passive" market making transactions as described below.

These activities may stabilize or maintain the market price of our common shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the ♦ Market, in the over-the-counter market, or otherwise.

Right of First Refusal

Subject to the closing of this offering and certain exemptions set forth in the underwriting agreement, including in respect of one or more private placements of our company up to an aggregate of CA$6,000,000 or any other financing of our company outside of the United States, for a period of 18 months after the closing of the offering, the Representative shall have a right of first refusal to act as lead managing underwriter and book-runner or minimally as a co-lead manager and co-book-runner and/or co-lead  placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings undertaken during such period by us, or any of our successors or subsidiaries.

Tail Financing Payments

During the engagement of Representative in connection with this offering or within the 12 month period following the expiration or termination of the engagement, unless the engagement is terminated for cause, if we complete any public or private financing or capital raise with any investors actually introduced to us by the Representative during the engagement period, then the Representative shall be entitled to receive the same compensation for such offering as it would have been entitled to in connection with this offering.

International Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. The underwriter may agree to allocate a number of common shares to other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Listing

We have applied to list the common shares on the ♦ under the trading symbol “♦“. Trading of the common shares on the ♦ is anticipated to commence following pricing of common shares under the offering.

Other Relationships

From time to time, the underwriter and/or its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

In addition, in the ordinary course of its business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The underwriter will not, directly or indirectly, solicit offers to purchase or sell our common shares in Canada.

Dividends

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors.

There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" above.

Experts

Our current auditors are De Visser Gray LLP, independent registered public accounting firm, with a business address at 401 - 905 West Pender Street, Vancouver, British Columbia V6C 1L6, Canada. De Visser Gray LLP is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

Our consolidated statements of financial position as at May 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to those consolidated financial statements included in this prospectus have been audited by De Visser Gray LLP to the extent and for the periods set forth in its report (which contains an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere in the prospectus, and are included (with the consent of De Visser Gray LLP) in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Legal Matters

Clark Wilson LLP, of Suite 900 - 885 West Georgia Street, Vancouver, British Columbia, Canada has provided an opinion on the validity of our common shares being offered pursuant to this prospectus. Certain legal matters will be passed upon for the underwriter by Sichenzia Ross Ference Carmel LLP, New York, New York.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus was employed on a contingent basis, owns an amount of shares in our company or its subsidiaries which is material to that expert or counsel, or has a material, direct or indirect economic interest in our company or that depends on the success of this offering.

Where You Can Find More Information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Such filings are available to the public over the internet at the SEC's website at http://www.sec.gov.

Our corporate website address is www.adurocleantech.com. The information contained on, or that may be accessed through, our corporate website is not part of, and is not incorporated into, this prospectus.

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933 with respect to the securities offered under this prospectus. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits.

Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aduro Clean Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aduro Clean Technologies Inc. (the “Company”) as of May 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended May 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended May 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2018.

Vancouver, Canada

April 29, 2024

Aduro Clean Technologies Inc.

Consolidated Financial Statements

For the Year Ended May 31, 2023

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	May 31, 2023	May 31, 2022
ASSETS
Current
Cash and cash equivalents	$4,046,634	$2,110,785
Deposits and Prepaid expenses (Note 5)	392,114	312,644
Other receivables (Note 6)	464,906	158,408
	4,903,654	2,581,837
Non-current
Property and equipment (Note 7)	2,553,702	450,422
Right of use assets (Note 8)	122,104	184,198
Intangible assets (Note 9)	1,366	4,918
	2,677,172	639,538
Total Assets	$7,580,826	$3,221,375

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities	$455,048	$585,104
Lease liability - current portion (Note 11)	34,765	46,126
Debt - current portion (Note 10)	27,478	30,935
	517,291	662,165
Non-current
Lease liability - non-current portion (Note 11)	95,734	137,223
Debt - non-current portion (Note 10)	-	27,360
	95,734	164,583
Shareholders' equity (Note 12)
Share capital	15,396,907	6,529,316
Warrant reserve	2,557,918	2,547,457
Contributed surplus	4,472,191	2,913,752
Accumulated deficit	(15,459,215)	(9,595,898)
	6,967,801	2,394,627
Total Liabilities and Shareholders' Equity	$7,580,826	$3,221,375

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors on April 29, 2024:

"Ofer Vicus"	, Director	"Peter Kampian"	, Director

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Year ended May 31, 2023	Year ended May 31, 2022
Revenue (Note 15)	$109,629	$-
Expenses
Depreciation and amortization	151,313	60,633
Finance costs (Note 16)	17,628	38,932
Foreign exchange	6,195	23,659
General and administrative (Note 17)	2,114,207	1,884,671
Share-based compensation expense (Note 19)	1,903,157	1,789,547
Research and development (Note 18)	1,780,446	1,037,796
	5,972,946	4,835,238
Loss before other items	(5,863,317)	(4,835,238)
Other items
Loss on settlement of Debt (Note 10)	-	(245,313)
Loss and comprehensive loss	$(5,863,317)	$(5,080,551)
Basic and diluted loss per share	$(0.10)	$(0.13)
Weighted average number of common shares outstanding	57,048,897	40,318,441

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital
	Number of Shares	Amount	Warrant Reserve	Contributed Surplus	Deficit	Total
Balance, May 31, 2021	33,908,358	$3,483,304	$1,775,651	$1,075,164	$(4,515,347)	$1,818,772
Shares and warrants issued - April 2022 (Note 12)	3,360,952	1,211,518	940,656	47,657	-	2,199,831
Shares issued on exercise of warrants (Note 12)	1,700,401	1,019,051	(168,850)	-	-	850,201
Shares issued on exercise of Class A Special Warrants	13,333,328	815,443	-	-	-	815,443
Share-based compensation expense (Note 19)	-	-	-	1,790,931	-	1,790,931
Net loss for the year	-	-	-	-	(5,080,551)	(5,080,551)
Balance, May 31, 2022	52,303,039	6,529,316	2,547,457	2,913,752	(9,595,898)	2,394,627
Shares and warrants issued - July 19, 2022	2,599,579	1,423,490	429,543	-	-	1,853,033
Shares and warrants issued - April 3, 2023	4,222,056	3,059,725	670,668	43,009	-	3,773,402
Shares issued on exercise of warrants (Note 12)	4,333,822	3,865,496	(1,089,750)	(63,847)	-	2,711,899
Shares issued on exercise of options (Note 12)	300,000	383,880	-	(188,880)	-	195,000
Shares issued on RSU vesting (Note 12)	150,000	135,000	-	(135,000)	-	-
Share-based compensation expense (Note 19)	-	-	-	1,903,157	-	1,903,157
Net loss for the year	-	-	-	-	(5,863,317)	(5,863,317)
Balance, May 31, 2023	63,908,496	$15,396,907	$2,557,918	$4,472,191	$(15,459,215)	$6,967,801

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Year ended May 31, 2023	Year ended May 31, 2022

Operating Activities
Net loss for the year	$(5,863,317)	$(5,080,551)
Items not affecting cash:
Depreciation and amortization	151,313	60,633
Share-based compensation expense (Note 19)	1,903,157	1,790,931
Interest expense accrued	13,575	29,472
Loss on settlement of debt (Note 10)	-	245,313
Unrealized foreign exchange on debt	-	4,062
Changes in non-cash working capital (Note 23)	(701,001)	(348,930)
Cash used in operating activities	(4,496,273)	(3,299,070)

Financing Activities
Issue of common shares, net of issuing costs	8,533,334	3,050,032
Finance lease repayments (Note 11)	(64,550)	(29,071)
Term and working capital loan repayments (Note 10)	(30,748)	(60,125)
Cash provided by financing activities	8,438,036	2,960,836

Investing activities
Property and equipment acquired (Note 7)	(2,005,914)	(410,997)
Cash used by investing activities	(2,005,914)	(410,997)

Change in cash during the year	1,935,849	(749,231)
Cash and cash equivalents, start of year	2,110,785	2,860,016
Cash and cash equivalents, end of year	$4,046,634	$2,110,785

Supplementary disclosure of non-cash activities:

Shares issued in exchange for redeeming convertible notes (Note 10)	-	(815,443)

New right of use asset and related lease liability recognized at start of lease	24,208	192,648

Property and equipment additions in accounts payable at May 31, 2023	187,034	-

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re‐listed under the symbol ACT. On July 20, 2021, the Company's shares commenced trading on the OTCQB in the United States under the symbol "ACTHF" and on July 28, 2021, on the Frankfurt Exchange in Germany under the symbol "9D50".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus technologies, Hydrochemolytic Plastics Upgrading ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at May 31, 2023, the Company has developed and owns eight patents, seven granted and one pending (see Note 9).

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5.

During the year ended May 31, 2023 and year ended May 31, 2022, the Company closed three non-brokered private placements (Note 12) that realized net proceeds of $7,826,266 which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at May 31, 2023, the Company had a deficit of $15,459,215 since inception and incurred negative operating cash flows. As at May 31, 2023, the Company's working capital balance was $4,386,363 (May 31, 2022: $1,919,672) and available cash of $4,046,634 (May 31, 2022: $2,110,785). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These consolidated financial statements (the "Financial Statements") have been prepared based on the principles of International Financial Reporting Standards (IFRS). Preparation of these Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity and areas where assumptions and estimates are significant to these Financial Statements are disclosed in Note 4.

These financial statements were authorized for issue by the Board of Directors on April 29, 2024.

b) Basis of consolidation

The financial statements of all entities controlled by the Company are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiary has the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

c) Basis of measurement

The Financial Statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3.

d) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiary Aduro.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all periods presented in these financial statements, unless otherwise indicated.

a) Foreign currency transaction

The Canadian dollar is the functional and presentation currency of the Company and its subsidiary. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to the functional currency at the exchange rate in effect on the statement of financial position date with any resulting foreign exchange gain or loss recognized in net income (loss).

Non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rate in effect on the date of the transaction. Foreign currency gains and losses on transactions are reported on a net basis and recognized in foreign exchange under Expenses within Statements of Loss and Comprehensive Loss.

b) Financial instruments

All financial instruments are measured at fair value upon initial recognition of the transaction.

Measurement

Measurement in subsequent periods is dependent on whether the instrument is classified as "amortized cost", "fair value through profit or loss" or "fair value through other comprehensive income".

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset expire or it transfers the right to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

All of the Company's financial assets and liabilities are classified as amortized cost.

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value, adjusted for any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method.

c) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

The costs of day-to-day servicing of property and equipment (i.e., repairs and maintenance) are recognized under Expenses in the Statements of Loss and Comprehensive Loss as incurred.

A summary of the expected life and residual values for the Company's property and equipment as at May 31, 2023 and May 31, 2022 was as follows:

	Expected Life	Residual Values
Computer equipment	5 years	-
Leasehold improvements	5 years	-
Laboratory	20 years	-
Motor vehicle	4 years	-
Office equipment	10 years	-
Research equipment	20 years	-

Depreciation is calculated based on the cost of the asset, less its estimated residual value. Depreciation is recognized in the Statements of Loss and Comprehensive Loss on a straight-line basis over the estimated useful lives of each class of asset.

An item of property and equipment is derecognized when it is either disposed of or when it is determined that no further economic benefit is expected from the item's future use or disposal. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal, less associated costs of disposal, with the carrying amount of property and equipment, and are recognized in Other Items within the Statements of Loss and Comprehensive Loss.

d) Identifiable intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Finite life intangible assets are amortized on a straight-line basis over their useful lives. Intangible assets with an indefinite useful life are not amortized. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date that the Company can demonstrate all of the following: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. Until these criteria are met, expenditures are expensed as incurred.

A summary of the expected life and residual values for the Company's intangible assets as at May 31, 2023 and May 31, 2022 was as follows:

	Expected Life	Residual Values
Investor relations videos	5 years	-
Patents	20 years from day of filing	-

e) Right-of-use assets and lease liability

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated amortization and is disclosed under right-of-use assets on the statement of financial position. The right of use assets are depreciated over the shorter of the lease term and their estimated useful lives unless it is reasonably certain that the Company will obtain ownership at the end of the lease term, in which case, the estimated useful life of the asset is used. The lease liability has been disclosed as a separate line item, allocated between current and non-current liabilities. The lease liability associate with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company's incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

A summary of the expected life and residual values for the Company's right-of-use assets as at May 31, 2023 and May 31, 2022 was as follows:

	Expected Life	Residual Values
Property leases	2-5 years	-

f) Impairment

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If an indication exists, then the asset's carrying amount is assessed for impairment. An impairment loss is recognized in net income (loss) if the carrying amount of an asset exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing fair value less costs to sell, the Company must estimate the price that would be received to sell the asset less any incremental costs directly attributable to the disposal. In assessing value in use, the estimated cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses recognized in prior periods are assessed at each reporting date for indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and the decrease in impairment loss can be objectively related to an event occurring after the impairment was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in net income (loss).

g) Share based compensation

Share based compensation expense relates to stock options and restricted share units ("RSUs"). Stock-based compensation expense relates to the fair value of the awards being expensed over their respective vesting periods.

Stock Options

The grant date fair value of stock options is measured using the Black-Scholes option pricing model and is recognized as an expense, with a corresponding increase in contributed surplus in equity, over the vesting period. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon exercise of stock options, the consideration paid by the holder is included in share capital and the related contributed surplus associated with the stock options exercised is reclassified into share capital. Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Restricted share units ("RSUs")

The fair value of RSUs is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

h) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost within the Statements of Loss and Comprehensive Loss. As at May 31, 2023, the Company did not have any provisions.

i) Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when options and warrants are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus and the fair value recorded under warrant reserve. If shares are issued within the conversion option on convertible securities' exercise, the share capital account also comprises the equity component of any of the convertible securities. Common shares issued for consideration other than cash are valued based on the fair value at the date the common shares are issued.

j) Share purchase warrants

Share purchase warrants when issued were initially measured at fair value using a Black Scholes model and the fair value is recognized in Warrants Reserve. When the share purchase warrants are exercised, the fair value attributable to the warrants exercised are added to the proceeds received and shown under share capital.

k) Revenues from contracts with customers

Revenue is recognized at the point in time when the customer obtains control of the product and/or service. Control is achieved when a product is delivered to or the service is performed for the customer, the Company has a present right to payment for the product and/or service, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product and/or service. For contract services that last over a year, revenue is recognized over the duration of the contract.

l) Government grants

Research and experimental development tax credits are recognized using the cost reduction method in the year that they are received by the Company. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments, if required, are reflected in the year when such assessments are received.

m) Finance costs

Finance costs comprise interest expense on borrowings, costs associated with securing debt instruments and unwinding of the discount on provisions.

n) Research and development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and the Company is committed, and has the resources, to complete the project. During the year ended May 31, 2023 and year ended May 31, 2022, no development costs were deferred and accounted for as identified intangible assets.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

o) Income tax

Income tax expense is comprised of current and deferred income taxes. Income tax is recognized in net income (loss) and other comprehensive income (loss) except to the extent that it relates to items recognized in equity on the consolidated statements of financial position. Current income tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Deferred income taxes are recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income taxes are determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered.

p) Earnings (loss) per share

Earnings (loss) per share is computed by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Under this method, the weighted average number of common shares used to calculate the dilutive effect in the Statements of Loss and Comprehensive Loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period.

In periods where a net loss is incurred, basic and diluted loss per share is the same as the effect of outstanding stock options and warrants would be anti-dilutive.

q) Operating segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other operating segments. All operating segments' results are reviewed regularly by senior management to make decisions about resources to be allocated to the operating segment and assess its performance. Operating segment results that are reported to senior management include items directly attributable to an operating segment as well as those that can be allocated on a reasonable basis. The Company has one reportable operating segment.

r) Standards adopted in the year

The Company did not adopt any new accounting standards during the year ended May 31, 2023.

s) New interpretations and amendments not yet adopted

A number of interpretations are not yet effective for the year ended May 31, 2023 and have not been applied in preparing these financial statements. The following new interpretations and amendments have been issued, but are not yet effective until financial years beginning on or after January 1, 2023, and may impact the Company in the future:

IAS 1 - Presentation of Financial Statements

IAS 1 has amended the definition of material to "information is material if omitting, misstating, or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity." The previous definition of material from IAS 1 was "omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item, or a combination of both, could be the determining factor."

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

4. CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies (described in Note 3) and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment/intangible assets

Property and equipment/intangible assets are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. All estimates of useful lives and residual values are set out in Notes 3 c), d) and e). Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Share purchase warrants and stock options

Share purchase warrants and stock options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

The shares of the Company have limited trading history and therefore management used the volatility of the shares of four companies that management estimated were similar in nature to the Company activities.

e) COVID-19

In March 2020, the World Health Organization declared coronavirus, also known as "COVID-19" a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

5. DEPOSITS AND PREPAID EXPENSES

	May 31, 2023 $	May 31, 2022 $
Prepaid Equipment	-	166,081
Prepaid Marketing and Events	144,569	96,239
Prepaid Videos and Advertising	53,012	-
Prepaid Investor Relations	45,846	-
Prepaid Consulting Fees	36,532	-
Prepaid Insurance	7,674	4,670
Prepaid Conferences	14,776	7,698
Deposits	52,505	36,245
Other	37,200	1,711
Total	392,114	312,644

6. OTHER RECEIVABLES

	May 31, 2023 $	May 31, 2022 $
HST receivable	334,388	96,351
Due from related party	78,073	62,057
Services Receivable	51,339	-
Other	1,106	-
Total	464,906	158,408

The Company's exposure to credit risk related to trade and other receivables is disclosed in Note 21.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

7. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at May 31, 2023 and May 31, 2022:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Laboratory Equipment $	Computer Equipment $	Research Equipment $	Total $
Cost:
Balance at May 31, 2021	38,151	5,051	-	-	9,617	16,865	69,684
Additions	-	928	25,232	347,497	37,340	-	410,997
Balance at May 31, 2022	38,151	5,979	25,232	347,497	46,957	16,865	480,681
Additions	40,005	104,953	964,909	1,046,714	16,664	19,703	2,192,948
Balance at May 31, 2023	78,156	110,932	990,141	1,394,211	63,621	36,568	2,673,629

Accumulated depreciation:

Balance at May 31, 2021	2,384	4,800	-	-	4,927	1,748	13,859
Charge for the year	9,538	387	1,349	-	4,282	844	16,400
Balance at May 31, 2022	11,922	5,187	1,349	-	9,209	2,592	30,259
Charge for the year	11,205	9,206	58,185	-	9,831	1,241	89,668
Balance at May 31, 2023	23,127	14,393	59,534	-	19,040	3,833	119,927

Carrying amounts:

At May 31, 2021	35,767	251	-	-	4,690	15,117	55,825
At May 31, 2022	26,229	792	23,883	347,497	37,748	14,273	450,422
At May 31, 2023	55,029	96,539	930,607	1,394,211	44,581	32,735	2,553,702

As at May 31, 2023, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

8. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at May 31, 2023 and May 31, 2022:

Property Leases $
Cost:
Balance at May 31, 2021	57,592
Additions	192,648
Removed on expiry of lease	(57,592)
Balance at May 31, 2022	192,648
Additions	24,208
Removed on expiry of lease	(48,359)
Balance at May 31, 2023	168,497
Accumulated depreciation:
Balance at May 31, 2021	42,578
Charge for year	27,919
Removed on expiry of lease	(62,047)
Balance at May 31, 2022	8,450
Charge for year	58,093
Removed on expiry of lease	(20,150)
Balance at May 31, 2023	46,393
Carrying amounts:
At May 31, 2021	15,014
At May 31, 2022	184,198
At May 31, 2023	122,104

The property leases are for Aduro's research offices located at the Western Sarnia-Lambton Research Park in Sarnia, Ontario and Unit 542 Newbold Street, London, Ontario. Aduro's research equipment is located at the premises.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

9. INTANGIBLE ASSETS

The following table summarizes the Company's intangible assets as at May 31, 2023 and May 31, 2022:

	Investor Relations Videos $	Patent $	Total $
Cost:
Balance at May 31, 2021, 2022 and 2023	45,255	76,858	122,113
Accumulated amortization:
Balance at May 31, 2021	33,628	67,253	100,881
Charge for year	6,709	9,605	16,314
Balance at May 31, 2022	40,337	76,858	117,195
Charge for year	3,552	-	3,552
Balance at May 31, 2023	43,889	76,858	120,747
Carrying amounts:
At May 31, 2021	11,627	9,605	21,232
At May 31, 2022	4,918	-	4,918
At May 31, 2023	1,366	-	1,366

At May 31, 2023, the Company had not identified any impairment indicators.

Investor relations videos

The Company engaged two production companies with each producing a promotional 3D animation movie for the purpose of implementing a marketing strategy for communicating with, and increasing awareness of the Company's solutions by investors, partners and customers.

Patents

On January 24, 2018, the Company entered into a patent purchase agreement (the "PPA") whereby the Company purchased the seller/assignor's entire right, title and interest (being 7/12 of the rights) in and to the transferred patents (as defined) for a purchase price comprised of the reimbursement of US$60,535 ($76,858) in patent costs incurred (paid) and the payment of the greater of 0.1% of purchaser revenues or 1% of purchaser net profit (both as defined) on a quarterly basis during the term "Purchase Price Payable". On August 14, 2020, the Company and the seller/assignor entered into an amendment to the PPA pursuant to which the Purchase Price Payable was settled by issuing 1,500 Class B shares (the "Settlement") to the seller/assignor. The Company determined the fair value of the Settlement was $2,265 and this amount was expensed as the Purchase Price Payable was not a contractual obligation under the PPA.

Development costs

On October 1, 2020, the Company entered into a commercialization services agreement (the "CSA") with Bioindustrial Innovation Canada ("BIC") whereby the Company and certain commercialization service providers will carry out a project titled, "Development of a Hydrochemolytic Pilot Unit for Upgrading Asphaltene and Waste Plastics" for the purpose of designing, commissioning and building a revenue generating, pilot-scale start-up unit to process potential customers' feedstock to demonstrate the Company's patented HPU technology. On March 15, 2022, the agreement was amended, and the term of the CSA was changed to January 31, 2023, from March 31, 2022. The total project cost is $1,826,888 (being $445,720 in cash and $1,381,168 in-kind) and Aduro's contribution is $1,396,888 (being $195,720 in cash and $1,201,168 in-kind). Aduro paid the required 100% of its contribution to BIC prior to the start of service. To date BIC has requested a payment of $30,000 which was paid in January 2021 and expensed to research and development. The CSA includes a commercialization rebate estimated to be approximately $250,000 net of taxes. The commercialization rebate accrued to date is $250,000, all of which has been used for payments made by BIC. For the purposes of the financial statements, the commercialization rebate accrued, and the expenses related to the payments made by the BIC have been offset as this treatment reflects the settlement arrangement under the CSA and that the expenses might not have been incurred unless the commercialization rebate was available.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Patents controlled by the Company not recognized as an intangible asset

The Company has control over various patents that were not recognized by the Company as an asset as it was not possible to determine whether the assets meet the recognition criteria of IAS 38 Intangible Assets.

The Company has recognized all expenses incurred in developing these patents under Research and development in the Statements of Loss and Comprehensive Loss.

As at May 31, 2023, the Company had incurred $669,026 (May 31, 2022: $556,927) in patent development costs.

10. DEBT

As at May 31, 2023 and May 31, 2022, the Company's debt instruments were as follows:

	May 31, 2023 $	May 31, 2022 $
Working capital loan - BDC	18,869	38,849
Accrued interest - working capital loan - BDC	145	213
Term loan	8,464	19,233
Total debt	27,478	58,295
Less current portion:
Working capital loan - BDC	18,869	19,980
Accrued interest - working capital loan - BDC	145	213
Term loan	8,464	10,742
Total current portion	27,478	30,935
Total non-current portion	-	27,360

Working capital loan - BDC

On August 21, 2017, the Company entered into a loan agreement (the "LA") with the Business Development Bank of Canada (the "BDC") whereby the Company received a $100,000 working capital loan. The loan bears interest at the BDC's floating base rate (5.05% at inception) plus a variance (3.4% at inception). The original term of the loan is 60 months with the principal balance, interest and all other amounts owing under the loan being due and payable by the maturity date. The loan is secured by a personal guarantee from the president of the Company. The outstanding balance and all accrued interest may be repaid at any time without penalty. On September 8, 2020 and on March 17, 2021, the Company and the BDC amended the agreement (the "Amending Letter") which updated the amending and standstill agreement dated September 8, 2020. The Amending Letter outlined the new repayment amounts and repayment dates together with a new maturity date of May 8, 2024. As at May 31 2023, the working capital loan will be repaid by 11 monthly principal payments of $1,665 with a final payment of $554 on May 8, 2024. As at May 31, 2023, the BDC's floating base rate was 8.80% (May 31, 2022 - 5.30%) and the all-in interest rate (floating base rate and variance) was 12.20% (May 31, 2022 - 8.70%).

CEBA

On April 20, 2020, the Company received, through TD Bank Canada Trust, a $40,000 loan ("Loan"). During the initial term expiring on December 31, 2022, the Company is not required to repay any portion of the Loan and no interest will be paid. The Loan can be repaid at any time without penalty. If the Company repays at least 75% of the Loan on or before December 31, 2022, the remaining balance of the Loan will be forgiven ("Early Repayment Forgiveness"). During the extended term starting January 1, 2023, and expiring on December 31, 2025, the Company will pay interest at the rate of 5% per annum on a monthly basis. On September 10, 2021, the Loan was fully redeemed for $30,000 with the balance of $10,000 forgiven under the Early Repayment Forgiveness. Up to the date that the Loan was fully redeemed, there was interest expense of $1,411 recognized but not payable due to the redemption. Included for the year ended May 31, 2022, under Loss on settlement of debt in the Consolidated Statements of Loss and Comprehensive Loss is the gain of $11,411 resulting from the redemption of the Loan.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Convertible notes

Between February 1, 2013, and August 30, 2015, the Company entered into seven note purchase agreements (the "NPAs") with investors whereby the investors purchased convertible notes (the "CNs") totaling US$60,797 from the Company. The CNs bear interest at 8.5% to 13% per annum and the principal balance and accrued interest are due and payable on or after maturity. Of this amount, US$4,200 was purchased by an officer of the Company (See Note 13).

Between June 17, 2017, and February 12, 2019, the Company entered into six NPAs with investors whereby the investors purchased CNs totaling $285,000 from the Company. The CNs bear interest at 8.5% per annum, compounded annually and the accrued interest is payable upon the earlier of the maturity date or an equity financing.  A $100,000 CN sold on June 17, 2017 was secured on the Company's expected entitlement to a Scientific Research and Experimental Development tax credit for the years ending November 30, 2017 to November 30, 2019.

On January 27, 2020, the Company entered into three NPAs with investors whereby the investors purchased CNs totaling $30,000 from the Company. The CNs bear interest at 8.5% per annum and the accrued interest is payable upon the earlier of the maturity date or a next equity financing.

In August and September 2020, all outstanding NPAs and CNs were amended ("Amendment"). Under the Amendment, the interest rate remained unchanged, but the maturity dates were extended to August 31, 2022 (the "Maturity Date"). In addition, if, prior to the Maturity Date, the First Milestone ("FM") is achieved, then on the FM achievement date, each CN will automatically convert into the number of special warrants as determined under the Amendment by the specified formula based on the greater of i) 5 cents and ii) 65% of the 5 day VWAP prior to the FM achievement date. In the event that an ensuing automatic conversion has not already occurred, all accrued interest is due and payable at the Maturity Date. The Amendment included a restrictive covenant whereby the holders undertake not to: (i) take any action for enforcement of the CN; (ii) make a claim against the Company for default of any term of the CN prior to maturity; and (iii) demand any repayment of interest or principal prior to maturity and confirm that upon completion of the Transaction, their only right under the CN prior to maturity is the entitlement to receive special warrants upon achievement of the FM.

On January 18, 2022, the FM was achieved which resulted in the outstanding balance on the convertible notes being converted into common shares. The convertible notes holders received 1,032,207 common shares with a fair value of $815,443 in settlement of the $558,719 outstanding balance on the notes as of January 18, 2022 resulting in a non-cash loss on the redemption of the convertible notes of $256,724 recognized during the year ended May 31, 2022, and included under Loss on settlement of debt in the Consolidated Statements of Loss and Comprehensive Loss.

Term Loan

On February 17, 2021, the Company entered into a conditional sale contract (the "CS") to purchase a motor vehicle. At the start date of the CS, the balance was $34,771 which is to be repaid by 36 monthly repayments of $966. The interest rate under the CS is fixed at 5.99%.

The Company's exposure to foreign exchange and liquidity risk related to debt is disclosed in Note 21.

Scheduled principal and accrued interest payments

As at May 31, 2023, the scheduled principal and accrued interest until maturity were as follows:

	Working Capital Loan - BDC $	Term loan $	Total $
2024	19,014	8,464	27,478

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Debt continuity

The net change in debt during the year ended May 31, 2023 and the year ended May 31, 2022 was as follows:

	May 31, 2023 $	May 31, 2022 $
Starting balance	58,295	656,312
Cash flows:
Principal debt repayments - working capital loan - BDC	(19,980)	(19,980)
Principal repayment - CEBA	-	(30,000)
Principal repayment - term loan	(10,768)	(10,145)
Non-cash changes:
Convertible notes extinguished with common shares	-	(558,719)
Gain on settlement of CEBA loan	-	(10,000)
Accrued interest - convertible notes	-	26,949
Accrued interest - working capital loan - BDC	(69)	(184)
Changes in foreign exchange rate	-	4,062
Ending balance	27,478	58,295

11. LEASE LIABILITY

The Company's lease liability as at May 31, 2023 and May 31, 2022 was as follows:

	May 31, 2023 $	May 31, 2022 $
Gross lease obligations	152,867	219,719
Deferred finance charges	(22,368)	(36,370)
Total lease liability	130,499	183,349

Less: Current portion	34,765	46,126

Non-current portion	95,734	137,223

Interest on lease liabilities included in finance costs (Note 16)	13,644	2,707
Incremental borrowing rate at Initial Application date	8.45%	8.45%
Total cash outflow for the lease liability	64,550	29,071

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 21.

12. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at May 31, 2023, the issued and outstanding common shares of the Company consisted of 63,908,496 common shares and nil preferred shares (May 31, 2022: 52,303,039 common shares and nil preferred shares).

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

On October 22, 2020, the Company entered into a securities exchange agreement ("SEA") with Aduro's security holders (the "TV"s) and Aduro. On the achievement of the FM on January 18, 2022, 13,333,328 common shares were issued for no additional consideration. The TVs received 12,301,121 common shares while the convertible notes holders received 1,032,207 common shares with a fair value of $815,443 in settlement of the $558,719 outstanding balance on the notes (See Note 10).

On April 8, 2022, the Company issued 2,226,036 units (the "April 2022 Unit") at a price of $0.70 per April 2022 Unit for aggregate gross proceeds of $1,558,225. On April 27, 2022, the Company issued 1,134,916 April 2022 Units for aggregate gross proceeds of $794,441. Including both tranches, the cumulative April 2022 Units issued were 3,360,952 for gross proceeds was $2,352,666. Each April 2022 Unit was comprised of one common share of the Company and one Common Share purchase warrant (each, a "April 2022 Share Warrant"). Each April 2022 Share Warrant entitles the holder to acquire one additional common share at a price of $1.00 per common share, for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the Shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid $109,784 in finder's fees, and $43,052 in legal fees recorded as share issuance cost, and issued 153,620 finder's warrants (the "April 2022 Finder Warrants") to certain finders in connection with the Offering. Each April 2022 Finder Warrant is exercisable into one share at a price of $1.00 per common share for a period of two years after the closing date.

On July 19, 2022, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 2,599,579 units (each, a "July 2022 Unit"), at a price of $0.72 per July 2022 Unit for gross proceeds of $1,871,697. Each July 2022 Unit is comprised of one common share and one‐half of one common share purchase warrant (the "July 2022 Share Warrant"). Each July 2022 Share Warrant entitles the holder to acquire one common share at an exercise price of $1.00 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid $18,664 in legal fees recorded as share issuance cost.

On April 3, 2023, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 4,222,056 units (each, a "April 2023 Unit"), at a price of $0.93 per April 2023 Unit for gross proceeds of $3,926,512. Each April 2023 Unit is comprised of one common share and one‐half of one common share purchase warrant (the "April 2023 Share Warrant"). Each April 2023 Share Warrant entitles the holder to acquire one common share at an exercise price of $1.30 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $1.60 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fee of  $119,615 and legal fees of $33,495, all of which were recorded as share issuance costs, and issued 128,617 finder's warrants (the "April 2023 Finder Warrants") to certain finders in connection with the Offering. Each April 2023 Finder Warrant is exercisable into one share at a price of $1.30 per common share for a period of two years after the closing date.

During the year ended May 31, 2022, 1,700,401 February 2021 Share Warrants were exercised at an exercise price of $0.50 resulting in the issue of 1,700,401 common shares and gross proceeds of $850,201.

During the year ended May 31, 2023, 2,402,403 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,752,684 May 2021 Share Warrants were exercised at an exercise price of $0.80, 68,875 February 2021 Finder Warrants were exercised at an exercise price of $0.30, 109,860 May 2021 Finder Warrants were exercised at an exercise price of $0.80, 300,000 options were exercised at an exercise price of $0.65, and 150,000 granted Restricted Share Units vested, resulting in the issue of 4,783,822 common shares and gross proceeds of $2,906,899.

As at May 31, 2023, 6,590,129 (May 31, 2022: 13,180,258) common shares were being held in escrow.

Restricted Share Units

On December 29, 2022, the Company awarded 150,000 restricted share units ("RSU") to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 150,000 common shares. For the year ended May 31, 2023, an expense of $135,000 (2022: $nil) was recognized for services provided based on the vesting conditions of RSU's.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Special Warrants

On the closing of the Transaction, the Company issued 26,666,656 special warrants (the "SWs"), consisting of 13,333,328 Class A special warrants (the "ASWs") and 13,333,328 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the FM achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 13,333,328 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration. The convertible notes holders received 1,032,207 common shares in settlement of the $558,719 outstanding balance on the notes and the TVs received 12,301,121 common shares. The 13,333,328 BSWs special warrants were issued to the TVs in accordance with the terms of the SEA and were outstanding as at May 31, 2023.

Stock Options:

On June 18, 2021, 50,000 options were granted to an adviser at an exercise price of $0.80 for a term of two years. On February 7, 2022, 300,000 options were granted to an investor relations consultant at an exercise price of $0.75 for a term of two years. On February 22, 2022, the Company granted 1,325,000 options to directors, officers, employees and an adviser at an exercise price of $0.72 for a term of ten years. On June 20, 2022, the Company granted 400,000 stock options to an officer at an exercise price of $0.70 for a term of ten years and 150,000 stock options to a consultant at an exercise price of $0.70 for a term of two years. On December 29, 2022, the Company granted 2,075,000 options to directors, officers, employees and an adviser at an exercise price of $1.00 for a term of five years.

A continuity schedule of the incentive stock options is as follows:

	May 31, 2023		May 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding and exercisable, beginning of period/year	5,424,999	$0.6781	3,749,999	$0.6559
Granted	2,625,000	0.9371	1,675,000	0.7278
Exercised	(300,000)	0.6500	-	-
Cancelled	(516,000)	0.7217	-	-
Outstanding, end of period/year	7,233,999	$0.7701	5,424,999	$0.6781
Exercisable, end of period/year	5,147,716	$0.7149	3,761,857	$0.6649
Weighted average life (years)	6.80		8.35

The fair value of the stock options granted were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.33% to 3.41%
Expected life	from 2 to 10 years
Expected volatility	from 100% to 211.86%
Dividend rate	Nil

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

For the year ended May 31, 2023, an expense of $1,768,157 (2022: $1,789,547) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at May 31, 2023, the following table details the share purchase warrants issued by the Company:

Description	Issue Date	Outstanding at May 31, 2023	Fair value at May 31, 2023	Exercise price	Term (years)
February 2021 Share Warrants	February 4, 2021	1,529,911	$ 151,921	$ 0.50	4
April 2021 Share Warrants	April 23, 2021	2,813,357	$ 289,494	$ 0.50	4
April 2022 Share Warrant	April 8, 2022	2,226,036	$ 645,582	$ 1.00	2
April 2022 Finder Warrants	April 8, 2022	114,720	$ 36,710	$ 1.00	2
April 2022 Share Warrant	April 27, 2022	1,134,916	$ 295,074	$ 1.00	2
April 2022 Finder Warrants	April 27, 2022	38,900	$ 10,946	$ 1.00	2
July 2022 Share Warrant	July 19, 2022	1,299,788	$ 429,543	$ 1.00	2
April 2023 Share Warrant	April 3, 2023	2,111,026	$ 670,668	$ 1.30	2
April 2023 Finder Warrants	April 3, 2023	128,617	$ 43,009	$ 1.30	2
		11,397,271	$ 2,572,947
Weighted average exercise price and remaining term (in years)				$ 0.8684	1.45

A continuity schedule of the number of share purchase warrants and their carrying amounts is as follows:

Total
Outstanding and exercisable, May 31, 2021	10,557,131
Issued	3,514,572
Cancelled/Expired/Exercised	(1,700,401)
Outstanding and exercisable, May 31, 2022	12,371,302
Issued	3,539,431
Cancelled/Expired/Exercised	(4,513,462)
Outstanding and exercisable, May 31, 2023	11,397,271

The carrying amounts of the February 2021 Finder Warrants, May 2021 Finder Warrants, April 2022 Finder Warrants, and April 2023 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2022, 1,700,401 February 2021 Share Warrants were exercised at an exercise price of $0.50 resulting in the issue of 1,700,401 common shares and $168,850 being reclassified from warrants reserve to share capital.

During the year ended May 31, 2023, 2,402,403 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,752,684 May 2021 Share Warrants were exercised at an exercise price of $0.80, 68,875 February 2021 Finder Warrants were exercised at an exercise price of $0.30, 109,860 May 2021 Finder Warrants were exercised at an exercise price of $0.80, resulting in the issue of 4,333,822 common shares and $1,089,750 and $63,847 being reclassified from warrants reserve and contributed surplus, respectively, to share capital. Additionally, 7,070 February 2021 Finder Warrants, 155,749 May 2021 Share Warrant, and 16,821 May 2021 Finder Warrants expired unexercised.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

The fair value of the warrants issued were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.19% to 3.54%
Expected life	from 2 to 4 years
Expected volatility	from 81.10% to 148.58%
Dividend rate	Nil

As at May 31, 2023, 722,569 (May 31, 2022: 1,445,137) April 2021 Share Warrants were being held in escrow.

13. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the years ended May 31, 2023 and 2022, compensation of key management personnel was as follows:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Salary and related costs	444,944	156,420
Professional fees	511,378	427,853
Share-based compensation expense (Note 19)	904,170	809,886
	1,860,492	1,394,159

As at May 31, 2023 and May 31, 2022, the outstanding balances for related parties was comprised of the following:

	May 31, 2023 $	May 31, 2022 $
Due to key management personnel	33,587	44,579
Due from key management personnel	78,073	62,057

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

On January 18, 2022, there was a CN with a principal balance of US$4,200 and interest payable of US$4,896 outstanding to one of the key management personnel that was extinguished following the achievement of the FM by the Company issuing 21,054 common shares with a fair value of $16,633. Accrued interest recognized as an expense on this CN for the year ended May 31, 2022 was $435.

14. CONTRACTUAL OBLIGATIONS

Investor Cubed Inc.

On February 8, 2022, the Company engaged Investor Cubed Inc. ("Investor Cubed") to provide financial consulting and investor relations services in Canada. The consulting agreement (the "IC Agreement") provides for a fee of $7,500 per month and the granting of 300,000 options on February 7, 2022, vesting quarterly, in equal installments. The IC Agreement will continue monthly for twelve months. Thereafter either party may terminate the IC Agreement, by providing 30 days written notice on or before each three-month period end.

The agreement was amended on September 1, 2022, whereby the term of the agreement was amended to nine months ending on May 31, 2023. The agreement was amended on February 14, 2023, whereby the term of the agreement was amended to twelve months ending on August 31, 2023. The agreement was amended on August 8, 2023, whereby the term of the agreement was extended to October 30, 2023. Starting in October 2022, no monthly fees will be charged. 75,000 options granted on February 7, 2022 and originally vesting on February 7 2023 were cancelled.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Investing Publishing LLC

On June 29, 2022, the Company entered into an investor relations agreement with Investment Publishing LLC ("Investment Publishing") to provide investor relations services. The consulting agreement (the "IP Agreement") provides for a fee of $8,000 per month. The IP Agreement will continue on a monthly basis for twelve months and either party may terminate the IP Agreement by providing 30 days written notice. On June 20, 2022, 150,000 Options were granted to the principal of Investment Publishing in his capacity as a consultant of the Company.

Common Cents Media, Social Purpose Corporation

On May 1, 2023, the Company entered into an investor relations agreement with Common Cents Media, Social Purpose Corporation ("Common Cents") to provide marketing services through social media channels and online media distribution. The consulting agreement (the "CS Agreement") provides for a fee of US $15,000 for  an initial term of six months to commence on April 10, 2023, and on a month-to-month basis thereafter.

Arrowhead Business and Investment Decisions LLC

On May 1, 2023, the Company entered into an investor relations agreement with Arrowhead Business and Investment Decisions LLC ("Arrowhead") to provide investor relations services and develop the Company's international market awareness. The consulting agreement (the "ABID Agreement") provides for a fee of US $45,000 for an initial term starting May 8, 2023, and ending December 31, 2023. This initial term may be further extended for renewable six-month terms, at a fee of US$ 50,000 per renewed six-month term, subject to earlier termination by 30 days written notice from either party.

15. REVENUE

The Company entered into a collaboration agreement with a confidential publicly traded organisation for execution of a proof of concept and evaluation of the Company's HPU technology. Revenue in the amount of $109,629, recognized in the Statements of Loss and Comprehensive Loss, resulted from services completed during the year ended May 31, 2023 pursuant to the collaboration agreement.

16. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Lease finance charges	13,644	2,707
Bank Interest	-	3,764
Interest on debt:
Working capital loan - BDC	3,145	3,801
Convertible notes	-	26,949
CEBA	-	264
Term loan	822	1,447
Other	17	-
Total Finance Costs	17,628	38,932

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

17. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Investor relations and communication costs	322,263	709,990
Conferences	70,694	57,305
Automobile	27,919	19,857
Bank charges	8,531	7,863
Office and general	191,917	83,026
Professional fees	518,704	618,965
Salary and related costs	615,276	102,210
Transfer agent and filing costs	86,804	147,725
Travel	216,325	116,254
Other	55,774	21,476
Total General and Administrative	2,114,207	1,884,671

18. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Project related expenses	808,662	506,690
Salary costs allocated	790,807	389,279
Payments to research partner	68,878	49,526
Professional fees - patent development costs	112,099	90,917
Consultant fees paid by share based payment (Note 19)	-	1,384
Total research and development	1,780,446	1,037,796

19. SHARE-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in the Statements of Loss and Comprehensive Loss is comprised of the following:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Expense recognized for services provided based on vesting conditions of stock options (Note 12)	1,768,157	1,789,547
Expense recognized for services provided based on vesting conditions of restricted share units (Note 12)	135,000	-
Consultant fees for research and development (Note 18)	-	1,384
Total share-based compensation expense	1,903,157	1,790,931

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

20. INCOME TAXES

The following provides a reconciliation of loss before income taxes to total income taxes recognized in the Statements of Loss and Comprehensive Loss:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Loss before income taxes	(5,863,317)	(5,080,551)
Statutory rate	27.00%	27.00%
Expected income tax recovery	(1,583,096)	(1,371,749)
Deductible and non-deductible items	498,697	523,174
True-up of prior year amounts	100,085	-
Unrecognized benefit of non-capital losses	984,314	848,575
Total income taxes	-	-

As at May 31, 2023 and May 31, 2022, the nature of the Company's temporary differences was as follows:

	Year ended May 31, 2023 $	Year ended May 31, 2022 $
Tax loss carry forwards	9,829,000	5,850,000
Property and equipment and intangible assets	(312,000)	7,000
Other temporary differences	(11,000)	(11,000)
Finance costs and financing allowance	279,000	200,000
Valuation allowance	(9,785,000)	(6,046,000)
Total deductible temporary differences not recognized	-	-

As at May 31, 2023, the Company has accumulated non-capital losses for the Canadian income tax purposes totalling approximately $9,829,247 (May 31, 2022 - $5,850,195). The losses expire in the following periods:

	Year of Origin	Year of Expiry	Amount $
	2012	2032	30,713
	2013	2033	127,913
	2014	2034	46,501
	2015	2035	75,044
	2016	2036	103,332
	2017	2037	177,009
	2018	2038	347,092
	2019	2039	457,633
	2020	2040	533,468
	2021	2041	902,646
	2022	2042	3,090,215
	2023	2043	3,937,681
Total tax loss carry forwards			9,829,247

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk on its working capital loan to the extent that BDC's floating base rate and variance change. A one percent change in the interest rate would have had an immaterial impact on finance costs for the years ended May 31, 2023 and 2022. The remaining debt and lease liability have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar trade payables. U.S. dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

(US$)	May 31, 2023 $	May 31, 2022 $
Cash and cash equivalents	185	245
Trade payables	13,542	82,976
Net US dollar exposure	13,727	83,221

As at May 31, 2023, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $1,373 pre-tax loss (May 31, 2022: $8,322) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash which reflects management's assessment of the credit risk which at May 31, 2023 was $4,046,634 (May 31, 2022: $2,110,785).

Impairment losses

The allowance for doubtful accounts in respect of trade and other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for the years ended May 31, 2023 and May 31, 2022.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances which is made up of trade payables, other current liabilities, project contributions payable, working capital loans and other debt.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at May 31, 2023:

		Due prior to
	Amount	2024	2025	2026	2027+
	$	$	$	$	$
Trade payables and other current liabilities	455,048	455,048	-	-	-
Debt (Note 10)	27,478	27,478	-	-	-
Lease liability (Note 11)	130,499	34,765	27,851	31,971	35,912
Total expected maturities	613,025	517,291	27,851	31,971	35,912

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

  Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
  Maintaining a strong capital base; and
  Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

22. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. The financial statements included are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at, and for the year ended May 31, 2023, the Company's operations and assets were in Canada. As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities.

The revenues of $109,629 for the year ended May 31, 2023 related to revenue earned following the completion of services pursuant to a collaboration agreement with a confidential publicly traded organisation for execution of a proof of concept and evaluation of the Company's HPU technology (Note 15).

23. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended May 31, 2023 and 2022, the net change in non-cash working capital balances consists of the following:

	May 31, 2023 $	May 31, 2022 $
Trade and other receivables	(306,498)	(81,528)
Prepaid expenses	(79,470)	(312,644)
Trade payables and other current liabilities	(315,497)	57,380
Project contributions payable	464	(12,138)
Net change in non-cash working capital balances	(701,001)	(348,930)

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

24. SUBSEQUENT EVENTS

Exercise of options and warrants

Subsequent to May 31, 2023, 2,399,650 share purchase warrants were exercised at an exercise price of $0.50, 3,341,327 share purchase warrants were exercised at an exercise price of $1.00, 135,742 finder warrants were exercised at an exercise price of $1.00, 117,500 share purchase warrants were exercised at an exercise price of $1.30, 1,750 finder warrants were exercised at an exercise price of $1.30, 75,000 options were exercised at an exercise price of $0.65, 44,000 options were exercised at an exercise price of $0.72, 225,000 options were exercised at an exercise price of $0.75, 43,500 options were exercised at an exercise price of $1.00, and 75,000 options were exercised at an exercise price of $1.05 for total proceeds of $5,203,349.

Establishing Subsidiary in the Netherlands

On June 1, 2023, the Company established its European subsidiary, Aduro Clean Technologies Europe BV ("ACTE"), at the Brightlands Chemelot Campus based in Sittard-Geleen, Netherlands.

Entered into an Investor Relations Agreement with Outside The Box Capital Inc.

On July 10, 2023, the Company entered into an investor relations agreement with Outside The Box Capital Inc. ("OTBC") to provide marketing consulting and investor relations services, including marketing services through social media channels and online media distribution. The consulting agreement (the "OTBC Agreement") provides for a fee of $100,000 for an 8-month term starting July 10, 2023, and ending March 10, 2024. The Company also granted OTBC 75,000 options vesting immediately upon grant, with an exercise price of $1.05, and a one-year term.

Stock Options and Restricted Share Units

On September 11, 2023, the Company granted 750,000 stock options to purchase up to 750,000 common shares in the capital of the Company to certain officers and employees of the Company pursuant to the Company's Omnibus Equity Incentive Plan (the "Plan"). The Options are exercisable for a period of five years from the date of Grant at a price of $1.09 per common share. The Options will vest on a monthly basis over a period of two years from the date of Grant. The Company also awarded 150,000 restricted share units ("RSU") to an officer of the company pursuant to the company's new omnibus equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 150,000 common shares.

On November 29, 2023, the Company granted 225,000 stock options to purchase up to 225,000 common shares in the capital of the Company to certain directors and employees of the Company pursuant to the Company's Omnibus Equity Incentive Plan (the "Plan"). The Options are exercisable for a period of five years from the date of Grant at a price of $1.09 per common share. The Options will vest on a monthly basis over a period of two years from the date of Grant.

Extended an Investor Relations Agreement with Arrowhead Business and Investment Decisions, LLC

On January 1, 2024, the Company extended its engagement with Arrowhead Business and Investment Decisions, LLC ("Arrowhead"), originally announced on May 4, 2023, regarding the provision of investor relations services to the Company. Arrowhead will provide services for a renewed term starting January 1, 2024, and ending June 30, 2024. This renewed term will be automatically extended for successive six‐month terms, subject to earlier termination by 30 days' written notice from either party. Cash compensation for the services during the renewed term will be US$50,000, with US$25,000 paid on the renewal date of the agreement and US$25,000 paid on April 1, 2024.

Entered into a Marketing and Consulting Agreement with Crystal Research Associates, LLC.

On January 29, 2024, the Company entered into a marketing and consulting agreement (the "CRA Agreement") with Crystal Research Associates, LLC. an arm's length investment research and analysis firm to create and distribute an Executive Informational Overview and Quarterly Updates on the Company through Crystal Research Associates' social media channels and online media distribution. In connection with the CRA Agreement, for a term of two years starting on February 1, 2024, Aduro will pay Crystal Research Associates an aggregate cash fee of US$90,000 plus applicable taxes, of which US$35,000 was paid upon the execution of the CRA Agreement, US$15,000 will be paid three months after commencement of services, and US$40,000 will be paid on February 1, 2025. The Company also granted Crystal Research Associates 300,000 stock options of the Company. The options vested immediately upon grant and are exercisable at a price of $1.28 for a period of 24 months.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2023 Expressed in Canadian Dollars

Entered into an Investor Relations Agreement with Outside The Box Capital Inc.

On February 21, 2024, the Company entered into an investor relations agreement with OTBC to provide marketing consulting and investor relations services, including marketing services through social media channels and online media distribution. The consulting agreement (the "OTBC Agreement 2") provides for a fee of $175,000 plus applicable taxes for an 8-month term starting February 22, 2024, and ending October 22, 2024, with $75,000 paid on February 26, 2024, and the balance of $100,000 to be paid on or before June 24, 2024. The Company also granted OTBC 67,000 options vesting immediately upon grant, with an exercise price of $1.49, and a one-year term.

Aduro Clean Technologies Inc.

Interim Condensed Consolidated Financial Statements

For the three and nine months ended February 29, 2024

(Unaudited)

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	February 29, 2024	May 31, 2023
ASSETS
Current
Cash and cash equivalents	$2,156,359	$4,046,634
Deposits and prepaid expenses (Note 4)	431,316	392,114
Other receivables (Note 5)	321,808	464,906
	2,909,483	4,903,654

Non-current
Property and equipment (Note 6)	3,118,552	2,553,702
Right of use assets (Note 7)	135,859	122,104
Intangible assets (Note 8)	-	1,366
	3,254,411	2,677,172
Total Assets	$6,163,894	$7,580,826

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 12)	$375,599	$455,048
Lease liability - current portion (Note 10)	39,309	34,765
Debt - current portion (Note 9)	3,911	27,478
	418,819	517,291

Non-current
Lease liability - non-current portion (Note 10)	108,527	95,734
	108,527	95,734

Shareholders' equity (Note 11)
Share capital	19,461,164	15,396,907
Warrant reserve	1,882,430	2,557,918
Contributed surplus	5,427,333	4,472,191
Accumulated deficit	(21,134,379)	(15,459,215)
	5,636,548	6,967,801
Total Liabilities and Shareholders' Equity	$6,163,894	$7,580,826

Nature and continuance of operations (Note 1)

Subsequent events (Note 22)

Approved on behalf of the Board of Directors on April 29, 2024:

"Ofer Vicus"	, Director	"Peter Kampian"	, Director

The accompanying notes are an integral part of these financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023

Revenue (Note 14)	$103,628	$58,290	$235,266	$58,290

Expenses
Research and development (Note 17)	656,739	436,018	1,908,118	1,233,803
General and administrative (Note 16)	872,190	545,077	2,345,361	1,502,482
Share-based compensation expense (Note 18)	481,084	877,182	1,331,281	1,477,164
Depreciation and amortization	113,982	41,645	307,258	93,086
Finance costs (Note 15)	2,958	4,264	9,368	13,788
Foreign exchange	4,058	17	6,532	3,166
	2,131,011	1,904,203	5,907,918	4,323,489
Loss before other items	(2,027,383)	(1,845,913)	(5,672,652)	(4,265,199)

Other items

Loss on sale of vehicle (Note 6 & 9)	-	-	(2,512)	-

Loss and comprehensive loss	$(2,027,383)	$(1,845,913)	$(5,675,164)	$(4,265,199)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.09)	$(0.08)

Weighted average number of common shares outstanding	67,209,509	57,527,446	65,256,477	55,565.596

The accompanying notes are an integral part of these financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital		Warrant	Contributed
	Number of
	Shares	Amount	Reserve	Surplus	Deficit	Total
Balance, May 31, 2022	52,303,039	$6,529,316	$2,547,457	$2,913,752	$(9,595,898)	$2,394,627
Shares and warrants issued - July 19, 2022	2,599,579	1,423,490	429,543	-	-	1,853,033
Share issuance cost	-	(6,140)	-	-	-	(6,140)
Shares issued on exercise of warrants (Note 11)	2,926,966	2,052,718	(458,912)	(7,393)	-	1,586,413
Shares issued on exercise of options (Note 11)	300,000	383,880	-	(188,880)	-	195,000
Shares issued on RSU vesting (Note 11)	150,000	135,000	-	(135,000)	-	-
Share-based compensation expense (Note 18)	-	-	-	1,477,164	-	1,477,164
Net loss for the period	-	-	-	-	(4,265,199)	(4,265,199)
Balance, February 28, 2023	58,279,584	10,518,264	2,518,088	4,059,643	(13,861,097)	3,234,898
Balance, May 31, 2023	63,908,496	15,396,907	2,557,918	4,472,191	(15,459,215)	6,967,801
Shares issued on exercise of warrants (Note 11)	3,952,581	3,528,530	(675,488)	(27,036)	-	2,826,006
Shares issued on exercise of options (Note 11)	375,000	481,853	-	(185,603)	-	296,250
Shares issued on RSU vesting (Note 11)	150,000	163,500	-	(163,500)	-	-
Share issuance cost	-	(109,626)	-	-	-	(109,626)
Share-based compensation expense (Note 18)	-	-	-	1,331,281	-	1,331,281
Net loss for the period	-	-	-	-	(5,675,164)	(5,675,164)
Balance, February 29, 2024	68,386,077	$19,461,164	$1,882,430	$5,427,333	$(21,134,379)	$5,636,548

The accompanying notes are an integral part of these financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Nine months ended	Nine months ended
	February 29, 2024	February 28, 2023

Operating Activities
Net loss for the period	$(5,675,164)	$(4,265,199)
Items not affecting cash:
Depreciation and amortization	307,258	93,086
Share-based compensation expense (Note 18)	1,331,281	1,477,164
Interest expense accrued	8,039	10,540
Loss on sale of vehicle	2,512	-
Changes in non-cash working capital (Note 21)	137,356	(319,467)
Cash used in operating activities	(3,888,718)	(3,003,876)

Financing Activities
Issue of common shares, net of issuing costs (Note 11)	3,012,630	3,628,306
Finance lease repayments (Note 10)	(40,468)	(46,729)
Term and working capital loan repayments (Note 9)	(23,449)	(23,002)
Cash provided by financing activities	2,948,713	3,558,575

Investing activities
Property and equipment acquired	(961,270)	(1,248,531)
Sale of vehicle	11,000	-
Cash used by investing activities	(950,270)	(1,248,531)
Change in cash during the period	(1,890,275)	(693,832)
Cash and cash equivalents, start of period	4,046,634	2,110,785
Cash and cash equivalents, end of period	$2,156,359	$1,416,953

Supplementary disclosure of non-cash activities:

Decrease in accounts payable related to property and equipment during the period	(112,909)	-

The accompanying notes are an integral part of these financial statements.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re‐listed under the symbol ACT. On July 20, 2021, the Company's shares commenced trading on the OTCQB and upgraded to the OTCQX on October 31, 2023, in the United States under the symbol "ACTHF" and on July 28, 2021, on the Frankfurt Exchange in Germany under the symbol "9D50".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at February 29, 2024 the Company has developed and owns eight patents, seven granted and one pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5.

During the nine months ended February 29, 2024 and year ended May 31, 2023, the Company closed two non-brokered private placements (Note 11) that realized net proceeds of $5,626,435 which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at February 29, 2024, the Company had a deficit of $21,134,379 since inception and incurred negative operating cash flows. As at February 29, 2024, the Company's working capital balance was $2,490,664 (May 31, 2023: $4,386,363) and available cash of $2,156,359 (May 31, 2023: $4,046,634). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared based on the principles of International Financial Reporting Standards (IFRS) and International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2023 and accompanying notes.

These financial statements were authorized for issue by the Board of Directors on April 29, 2024.

b) Basis of consolidation

The financial statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

c) Basis of measurement

The financial statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3 to the consolidated financial statement for the year ended May 31, 2023.

d) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment/intangible assets

Property and equipment/intangible assets are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, and restricted share units

Share purchase warrants and stock options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate. Prior to June 1, 2023, the shares of the Company had a limited trading history and therefore management used the volatility of the shares of four companies that management estimated were similar in nature to the Company's activities. Subsequent to June 1, 2023, the Company has elected to use its own trading history for the purposes of calculating volatility.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

The fair value of Restricted Share Units (RSUs) is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

4. DEPOSITS AND PREPAID EXPENSES

	February 29, 2024	May 31, 2023
	$	$
Prepaid Equipment	76,671	-
Prepaid Marketing and Events	25,000	144,569
Prepaid Videos and Advertising	-	53,012
Prepaid Investor Relations	128,448	45,846
Prepaid Consulting Fees	10,334	36,532
Prepaid Insurance	17,764	7,674
Prepaid Conferences	-	14,776
Deposits	45,451	52,505
Other	127,648	37,200

Total	431,316	392,114

5. OTHER RECEIVABLES

	February 29, 2024	May 31, 2023
	$	$
HST receivable	148,466	334,388
Due from related party	78,073	78,073
Services receivable	95,269	51,339
Other	-	1,106

Total	321,808	464,906

The Company's exposure to credit risk related to trade and other receivables is disclosed in Note 19.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

6. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at February 29, 2024, May 31, 2023, and May 31, 2022:

	Motor	Furniture &	Leasehold	Laboratory	Computer	Research
	Vehicle	Fixtures	Improvement	Equipment	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Cost:
Balance at May 31, 2022	38,151	5,979	25,232	347,497	46,957	16,865	480,681
Additions	40,005	104,953	964,909	1,046,714	16,664	19,703	2,192,948
Balance at May 31, 2023	78,156	110,932	990,141	1,394,211	63,621	36,568	2,673,629
Additions	-	66,430	531,835	108,648	27,914	113,534	848,361
Disposals	(38,151)	-	-	-	-	-	(38,151)
Transfers	-	-	-	(1,502,859)	-	1,502,859	-
Balance at February 29, 2024	40,005	177,362	1,521,976	-	91,535	1,652,961	3,483,839
Accumulated depreciation:
Balance at May 31, 2022	11,922	5,187	1,349	-	9,209	2,592	30,259
Charge for the year	11,205	9,206	58,185	-	9,831	1,241	89,668
Balance at May 31, 2023	23,127	14,393	59,534	-	19,040	3,833	119,927
Charge for the period	10,680	20,606	201,128	-	11,486	26,099	269,999
Disposals	(24,639)	-	-	-	-	-	(24,639)
Balance at February 29, 2024	9,168	34,999	260,662	-	30,526	29,932	365,287
Carrying amounts:
At May 31, 2022	26,229	792	23,883	347,497	37,748	14,273	450,422
At May 31, 2023	55,029	96,539	930,607	1,394,211	44,581	32,735	2,553,702
At February 29, 2024	30,837	142,363	1,261,314	-	61,009	1,623,029	3,118,552

As at February 29, 2024, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

 7. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at February 29, 2024, May 31, 2023, and May 31, 2022:

Property Leases $
Cost:
Balance at May 31, 2022	192,648
Additions	24,208
Removed on expiry of lease	(48,359)
Balance at May 31, 2023	168,497
Additions	49,648
Balance at February 29, 2024	218,145
Accumulated Depreciation:
Balance at May 31, 2022	8,450
Charge for the year	58,093
Removed on expiry of lease	(20,150)
Balance at May 31, 2023	46,393
Charge for the period	35,893
Balance at February 29, 2024	82,286
Carrying amounts:
At May 31, 2022	184,198
At May 31, 2023	122,104
At February 29, 2024	135,859

The property leases are for Aduro's research offices located at the Western Sarnia-Lambton Research Park in Sarnia, Ontario and Unit 542 Newbold Street, London, Ontario. Aduro's research equipment is located at the premises.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

8. INTANGIBLE ASSETS

The following table summarizes the Company's intangible assets as at February 29, 2024, May 31, 2023, and May 31, 2022:

	Investor
	Relations Videos	Patent	Total
	$	$	$
Cost:
Balance at May 31, 2022, 2023 and February 29, 2024	45,255	76,858	122,113
Accumulated amortization:
Balance at May 31, 2022	40,337	76,858	117,195
Charge for year	3,552	-	3,552
Balance at May 31, 2023	43,889	76,858	120,747
Charge for period	1,366	-	1,366
Balance at February 29, 2024	45,255	76,858	122,113

Carrying amounts:
At May 31, 2022	4,918	-	4,918
At May 31, 2023	1,366	-	1,366
At February 29, 2024	-	-	-

Investor relations videos

The Company engaged two production companies with each producing a promotional 3D animation movie for the purpose of implementing a marketing strategy for communicating with, and increasing awareness of the Company's solutions by, investors, partners and customers.

Patents

On January 24, 2018, the Company entered into a patent purchase agreement (the "PPA") whereby the Company purchased the seller/assignor's entire right, title and interest (being 7/12 of the rights) in and to the transferred patents (as defined) for a purchase price comprised of the reimbursement of US$60,535 ($76,858) in patent costs incurred (paid) and the payment of the greater of 0.1% of purchaser revenues or 1% of purchaser net profit (both as defined) on a quarterly basis during the term "Purchase Price Payable". On August 14, 2020, the Company and the seller/assignor entered into an amendment to the PPA pursuant to which the Purchase Price Payable was settled by issuing 1,500 Class B shares (the "Settlement") to the seller/assignor. The Company determined the fair value of the Settlement was $2,265 and this amount was expensed as the Purchase Price Payable was not a contractual obligation under the PPA.

Development costs

On October 1, 2020, the Company entered into a commercialization services agreement (the "CSA") with Bioindustrial Innovation Canada ("BIC") whereby the Company and certain commercialization service providers will carry out a project titled, "Development of a Hydrochemolytic Pilot Unit for Upgrading Asphaltene and Waste Plastics" for the purpose of designing, commissioning and building a revenue generating, pilot-scale start-up unit to process potential customers' feedstock to demonstrate the Company's patented HPU technology. On March 15, 2022, the agreement was amended, and the term of the CSA was changed to January 31, 2023, from March 31, 2022. The total project cost is $1,826,888 (being $445,720 in cash and $1,381,168 in-kind) and Aduro's contribution is $1,396,888 (being $195,720 in cash and $1,201,168 in-kind). Aduro paid the required 100% of its contribution to BIC prior to the start of service. To date BIC has requested a payment of $30,000 which was paid in January 2021 and expensed to research and development. The CSA includes a commercialization rebate estimated to be approximately $250,000 net of taxes. The commercialization rebate accrued to date is $250,000, all of which has been used for payments made by BIC. For the purposes of the financial statements, the commercialization rebate accrued and the expenses related to the payments made by the BIC have been offset as this treatment reflects the settlement arrangement under the CSA and that the expenses might not have been incurred unless the commercialization rebate was available.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

Patents controlled by the Company not recognized as an intangible asset

The Company has control over various patents that were not recognized by the Company as an asset as it was not possible to determine whether the assets meet the recognition criteria of IAS 38 Intangible Assets.

The Company has recognized all expenses incurred in developing these patents under Research and development in the Statements of Loss and Comprehensive Loss.

As at February 29, 2024, the Company had incurred $746,470 (May 31, 2023: $669,026) in patent development costs.

9. DEBT

As at February 29, 2024 and May 31, 2023, the Company's debt instruments were as follows:

	February 29, 2024	May 31, 2023
	$	$
Working capital loan - BDC	3,884	18,869
Accrued interest - working capital loan - BDC	27	145
Term loan	-	8,464
Total debt	3,911	27,478

Working capital loan - BDC

On August 21, 2017, the Company entered into a loan agreement (the "LA") with the Business Development Bank of Canada (the "BDC") whereby the Company received a $100,000 working capital loan. The loan bears interest at the BDC's floating base rate (5.05% at inception) plus a variance (3.4% at inception). The original term of the loan is 60 months with the principal balance, interest and all other amounts owing under the loan being due and payable by the maturity date. The loan is secured by a personal guarantee from the president of the Company. The outstanding balance and all accrued interest may be repaid at any time without penalty. On September 8, 2020 and on March 17, 2021, the Company and the BDC amended the agreement (the "Amending Letter") which updated the amending and standstill agreement dated September 8, 2020. The Amending Letter outlined the new repayment amounts and repayment dates together with a new maturity date of May 8, 2024. As at February 29, 2024, the working capital loan will be repaid by 2 more monthly principal payments of $1,665 and a final payment of $554 on May 8, 2024. As at February 29, 2024, the BDC's floating base rate was 9.30% (May 31, 2023 - 8.80%) and the all-in interest rate (floating base rate and variance) was 12.70% (May 31, 2023 - 12.20%).

Term Loan

On February 17, 2021, the Company entered into a conditional sale contract (the "CS") to purchase a motor vehicle. At the start date of the CS, the balance was $34,771 which was to be repaid by 36 monthly repayments of $966. The interest rate under the CS was fixed at 5.99%. On October 6, 2023, the motor vehicle was sold for $11,000 and the outstanding loan amount of $4,770 was paid in full.

The Company's exposure to foreign exchange and liquidity risk related to debt is disclosed in Note 19.

Scheduled principal and accrued interest payments

As at February 29, 2024, the scheduled principal and accrued interest until maturity were as follows:

	Working Capital
	Loan - BDC	Term loan	Total
	$	$	$
2024	3,911	-	3,911

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

Debt continuity

The net change in debt during the nine months ended February 29, 2024 and the year ended May 31, 2023 was as follows:

	February 29, 2024	May 31, 2023
	$	$
Starting balance	27,478	58,295
Cash flows:
Principal debt repayments - working capital loan - BDC	(14,985)	(19,980)
Principal repayment - term loan	(8,464)	(10,768)
Non-cash changes:
Accrued interest - working capital loan - BDC	(118)	(69)
Ending balance	3,911	27,478

10. LEASE LIABILITY

	February 29, 2024	May 31, 2023
	$	$
Gross lease obligations	166,386	152,867
Deferred finance charges	(18,550)	(22,368)
Total lease liability	147,836	130,499
Less: Current portion	39,309	34,765
Non-current portion	108,527	95,734

Interest on lease liabilities included in finance costs (Note 15)	8,157	13,644
Incremental borrowing rate at Initial Application date	8.45%	8.45%
Total cash outflow for the lease liability	40,468	64,550

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 19.

11. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at February 29, 2024, the issued and outstanding common shares of the Company consisted of 68,386,077 common shares and nil preferred shares (May 31, 2023: 63,908,496 common shares and nil preferred shares).

On July 19, 2022, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 2,599,579 units (each, a "July 2022 Unit"), at a price of $0.72‐ per July 2022 Unit for gross proceeds of $1,871,697. Each July 2022 Unit is comprised of one common share and one half of one common share purchase warrant (the "July 2022 Share Warrant"). Each July 2022 Share Warrant entitles the holder to acquire one common share at an exercise price of $1.00 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid $18,664 in legal fees recorded as share issuance cost.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

On April 3, 2023, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 4,222,056 units (each, a "April 2023 Unit"), at a price of $0.93‐ per April 2023 Unit for gross proceeds of $3,926,512. Each April 2023 Unit is comprised of one common share and one half of one common share purchase warrant (the "April 2023 Share Warrant"). Each April 2023 Share Warrant entitles the holder to acquire one common share at an exercise price of $1.30 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $1.60 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fee of $119,615 and legal fees of $33,495, all of which were recorded as share issuance costs, and issued 128,617 finder's warrants (the "April 2023 Finder Warrants") to certain finders in connection with the Offering. Each April 2023 Finder Warrant is exercisable into one share at a price of $1.30 per common share for a period of two years after the closing date.

During the year ended May 31, 2023, 2,402,403 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,752,684 May 2021 Share Warrants were exercised at an exercise price of $0.80, 68,875 February 2021 Finder Warrants were exercised at an exercise price of $0.30, 109,860 May 2021 Finder Warrants were exercised at an exercise price of $0.80, 300,000 options were exercised at an exercise price of $0.65, and 150,000 granted Restricted Share Units vested, resulting in the issue of 4,783,822 common shares and gross proceeds of $2,906,899.

During the nine-month period ended February 29, 2024, 544,175 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,779,476 April 2021 Share Warrants were exercised at an exercise price of $0.50, 1,411,815 April 2022 Share Warrants were exercised at an exercise price of $1.00, 13,945 July 2022 Share Warrants were exercised at an exercise price of $1.00, 117,500 April 2023 Share Warrants were exercised at an exercise price of $1.30, 85,670 April 2022 Finder Warrants were exercised at an exercise price of $1.00, 225,000 options were exercised at an exercise price of $0.75, 75,000 options were exercised at an exercise price of $1.05, 75,000 options were exercised at a price of $0.65, and 150,000 granted Restricted Share Units vested, resulting in the issue of 4,477,581 common shares and gross proceeds of $3,122,256

As at February 29, 2024, 3,295,065 (May 31, 2023: 6,590,129) common shares were being held in escrow.

Stock Options:

As at February 29, 2024, the following table details the stock options outstanding:

Number of Options	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Period (years)
2,983,999	$0.65	7.16	April 30, 2031
1,325,000	$0.72	7.97	February 20, 2032
150,000	$0.70	0.30	June 20, 2024
400,000	$0.70	8.30	June 20, 2032
2,075,000	$1.00	3.83	December 29, 2027
690,000	$1.09	4.53	September 11, 2028
225,000	$1.09	4.74	November 29, 2028
300,000	$1.28	1.91	January 29, 2026
67,000	$1.49	0.97	February 21, 2025

8,215,999	$0.832	5.85

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

A continuity schedule of the incentive stock options is as follows:

	February 29, 2024		May 31, 2023
		Weighted
	Number of	Average	Number of	Weighted
		Exercise		Average
	Options	Price	Options	Exercise Price
Outstanding and exercisable, beginning of period/year	7,233,999	$0.7701	5,424,999	$0.6781
Granted	1,417,000	1.1470	2,625,000	0.9371
Exercised	(375,000)	0.7900	(300,000)	0.6500
Cancelled	(60,000)	1.0900	(516,000)	0.7217
Outstanding, end of period/year	8,215,999	$0.8319	7,233,999	$0.7701
Exercisable, end of period/year	6,664,073	$0.7857	5,147,716	$0.7149
Weighted average life (years)	5.85		6.80

The fair value of the stock options granted were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.33% to 4.66%
Expected life	from 2 to 10 years
Expected volatility	from 48.81% to 211.86%
Dividend rate	Nil

For the nine months ended February 29, 2024, an expense of $1,167,781 (2023: $599,981) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at February 29, 2024, the following table details the share purchase warrants issued by the Company:

		Outstanding at	Exercise	Term
Description	Issue Date	February 29, 2024	price	(years)
February 2021 Share Warrants	February 4, 2021	985,736	$ 0.50	4
April 2021 Share Warrants	April 23, 2021	1,033,881	$ 0.50	4
April 2022 Share Warrant	April 8, 2022	1,248,565	$ 1.00	2
April 2022 Finder Warrants	April 8, 2022	38,850	$ 1.00	2
April 2022 Share Warrant	April 27, 2022	700,572	$ 1.00	2
April 2022 Finder Warrants	April 27, 2022	29,100	$ 1.00	2
July 2022 Share Warrant	July 19, 2022	1,285,843	$ 1.00	2
April 2023 Share Warrant	April 3, 2023	1,993,526	$ 1.30	2
April 2023 Finder Warrants	April 3, 2023	128,617	$ 1.30	2
Total outstanding and exercisable		7,444,690
Weighted average exercise price and remaining term (in years)			$ 0.9499	0.69

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

A continuity schedule of the number of share purchase warrants and their carrying amounts is as follows:

Total
Outstanding and exercisable, May 31, 2022	12,371,302
Issued	3,539,431
Cancelled/Expired/Exercised	(4,513,462)
Outstanding and exercisable, May 31, 2023	11,397,271
Cancelled/Expired/Exercised	(3,952,581)
Outstanding and exercisable, February 29 2024	7,444,690

The carrying amounts of the February 2021 Finder Warrants, May 2021 Finder Warrants, April 2022 Finder Warrants, and April 2023 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2023, 2,402,403 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,752,684 May 2021 Share Warrants were exercised at an exercise price of $0.80, 68,875 February 2021 Finder Warrants were exercised at an exercise price of $0.30, and 109,860 May 2021 Finder Warrants were exercised at an exercise price of $0.80, resulting in the issue of 4,333,822 common shares and $1,089,750 and $63,847 being reclassified from warrants reserve and contributed surplus, respectively, to share capital. Additionally, 7,070 February 2021 Finder Warrants, 155,749 May 2021 Share Warrant, and 16,821 May 2021 Finder Warrants expired unexercised.

During the nine-month period ended February 29, 2024, 544,175 February 2021 Share Warrants were exercised at an exercise price of $0.50, 1,779,476 April 2021 Share Warrants were exercised at an exercise price of $0.50, 1,411,815 April 2022 Share Warrants were exercised at an exercise price of $1.00, 13,945 July 2022 Share Warrants were exercised at an exercise price of $1.00, 117,500 April 2023 Share Warrants were exercised at an exercise price of $1.30, 85,670 April 2022 Finder Warrants were exercised at an exercise price of $1.00, resulting in the issue of 3,952,581 common shares and $675,488 being reclassified from warrants reserve to share capital and $27,036 being reclassified from contributed surplus to share capital.

The fair value of the warrants issued were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.19% to 3.54%
Expected life	from 2 to 4 years
Expected volatility	from 81.10% to 148.58%
Dividend rate	Nil

As at February 29, 2024, 361,284 (May 31, 2023: 722,569) April 2021 Share Warrants were being held in escrow.

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 26,666,656 special warrants (the "SWs"), consisting of 13,333,328 Class A special warrants (the "ASWs") and 13,333,328 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 13,333,328 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration. The 13,333,328 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA") and were outstanding as at February 29, 2024.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

Restricted Share Units

On December 29, 2022, the Company awarded 150,000 restricted share units ("RSU") to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 150,000 common shares.

On September 11, 2023, the Company awarded 150,000 RSUs to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 150,000 common shares.

For the nine-month period ended February 29, 2024, an expense of $163,500 (2023: $135,000) was recognized for services provided based on the vesting conditions of RSU's.

12. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three and nine months ended February 29, 2024 and 2023, compensation of key management personnel was as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023
	$	$	$	$
Salary and related costs	118,597	114,974	347,419	328,617
Professional fees	125,001	123,410	390,336	368,534
Share-based compensation expense (Note 18)	321,084	394,434	666,807	685,771
	564,682	632,818	1,404,562	1,382,922

As at February 29, 2024 and May 31, 2023, the outstanding balances for related parties was comprised of the following:

	February 29, 2024	May 31, 2023
	$	$
Due to key management personnel	39,778	33,587
Due from key management personnel	78,073	78,073

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

13. CONTRACTUAL OBLIGATIONS

Investor Cubed Inc.

On February 8, 2022, the Company engaged Investor Cubed Inc. ("Investor Cubed") to provide financial consulting and investor relations services in Canada. The consulting agreement (the "IC Agreement") provides for a fee of $7,500 per month and the granting of 300,000 options on February 7, 2022, vesting quarterly, in equal installments. The IC Agreement will continue monthly for twelve months. Thereafter either party may terminate the IC Agreement, by providing 30 days written notice on or before each three-month period end.

The agreement was amended on September 1, 2022, whereby the term of the agreement was amended to nine months ending on May 31, 2023. The agreement was amended on February 14, 2023, whereby the term of the agreement was amended to twelve months ending on August 31, 2023. The agreement was amended on August 8, 2023, whereby the term of the agreement was extended to October 30, 2023. The agreement was amended on September 12, 2023, whereby the term of the agreement was extended to February 28, 2024. Starting in October 2022, no monthly fees were charged. 75,000 options granted on February 7, 2022 and originally vesting on February 7, 2023 were cancelled.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

Investing Publishing LLC

On June 29, 2022, the Company entered into an investor relations agreement with Investment Publishing LLC ("Investment Publishing") to provide investor relations services. The consulting agreement (the "IP Agreement") provides for a fee of $8,000 per month. The IP Agreement will continue on a monthly basis for twelve months and either party may terminate the IP Agreement by providing 30 days written notice. On June 20, 2022, 150,000 Options were granted to the principal of Investment Publishing in his capacity as a consultant of the Company. The agreement was amended on July 1, 2023, whereby the term of the agreement was extended to December 31, 2023.

Common Cents Media, Social Purpose Corporation

On May 1, 2023, the Company entered into an investor relations agreement with Common Cents Media, Social Purpose Corporation ("Common Cents") to provide marketing services through social media channels and online media distribution. The consulting agreement (the "CS Agreement") provides for a fee of US $15,000 for an initial term of six months to commence on April 10, 2023, and on a month-to-month basis thereafter.

Arrowhead Business and Investment Decisions LLC

On May 1, 2023, the Company entered into an investor relations agreement with Arrowhead Business and Investment Decisions LLC ("Arrowhead") to provide investor relations services and develop the Company's international market awareness. The consulting agreement (the "ABID Agreement") provides for a fee of US $45,000 for an initial term starting May 8, 2023, and ending December 31, 2023. This initial term may be further extended for renewable six-month terms, at a fee of US$ 50,000 per renewed six-month term, subject to earlier termination by 30 days written notice from either party.

The ABID Agreement was extended for a renewed term starting January 1, 2024, and ending June 30, 2024. This renewed term will be automatically extended for successive six‐month terms, subject to earlier termination by 30 days' written notice from either party. Cash compensation for the services during the renewed term will be US$50,000, with US$25,000 payable on the renewal date of the agreement and US$25,000 payable after three months.

Outside The Box Capital Inc.

On July 10, 2023, the Company entered into an investor relations agreement with Outside The Box Capital Inc. ("OTBC") to provide marketing consulting and investor relations services, including marketing services through social media channels and online media distribution. The consulting agreement (the "OTBC Agreement") provides for a fee of $100,000 for an 8-month term starting July 10, 2023, and ending March 10, 2024. The Company also granted OTBC 75,000 options vesting immediately upon grant, with an exercise price of $1.05, and a one-year term.

On February 21, 2024, the Company entered into a separate investor relations agreement with OTBC to provide marketing consulting and investor relations services, including marketing services through social media channels and online media distribution. The consulting agreement (the "OTBC Agreement 2") provides for a fee of $175,000 for an 8-month term starting February 22, 2024, and ending October 22, 2024, with $75,000 paid on February 26, 2024, and the balance of $100,000 to be paid on or before June 24, 2024. The Company also granted OTBC 67,000 options vesting immediately upon grant, with an exercise price of $1.49, and a one-year term.

Crystal Research Associates LLC.

On January 29, 2024, the Company entered into a marketing and consulting agreement (the "CRA Agreement") with Crystal Research Associates, LLC., an arm's length investment research and analysis firm. In connection with the CRA Agreement, for a term of two years starting on February 1, 2024, Aduro will pay Crystal Research Associates an aggregate cash fee of US$90,000 plus applicable taxes, of which US$35,000 was paid upon the execution of the CRA Agreement, US$15,000 will be paid three months after commencement of services, and US$40,000 will be paid on February 1, 2025. The Company also granted Crystal Research Associates 300,000 stock options of the Company. The options vested immediately upon grant and are exercisable at a price of $1.28 for a period of 24 months.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

14. REVENUE

The Company entered into collaboration agreements with confidential publicly traded organisations for execution of a proof of concept and evaluation of the Company's HPU and HBU technology. Revenue in the amount of $235,266, recognized in the Statements of Loss and Comprehensive Loss, resulted from services completed during the nine months ended February 29, 2024, pursuant to the collaboration agreements.

15. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023
	$	$	$	$
Lease finance charges	2,767	3,311	8,157	10,594
Interest on debt:
Working capital loan - BDC	191	769	1,041	2,501
Term loan	-	184	170	676
Other finance costs	-	-	-	17
Total Finance Costs	2,958	4,264	9,368	13,788

16. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023
	$	$	$	$
Investor relations and communication costs	167,724	82,019	450,264	263,043
Conferences	25,154	22,700	91,019	48,798
Automobile	6,933	1,103	24,307	3,562
Bank charges	3,752	2,019	15,286	5,266
Office and general	151,144	61,191	363,328	126,566
Professional fees	159,760	151,570	432,367	381,048
Salary and related costs	261,933	153,785	684,439	423,618
Transfer agent and filing costs	27,640	27,872	94,679	72,849
Travel	58,983	32,096	135,926	152,439
Other	9,167	10,722	53,746	25,293
Total General and Administrative	872,190	545,077	2,345,361	1,502,482

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

17. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023
	$	$	$	$
Project related expenses	288,334	195,940	871,684	560,659
Salary costs allocated	311,714	202,354	894,009	544,734
Payments to research partners	16,612	7,500	64,982	32,500
Professional fees - patent development costs	40,079	30,224	77,443	95,910
Total research and development	656,739	436,018	1,908,118	1,233,803

18. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023
	$	$	$	$
Expense recognized for services provided based on vesting conditions of stock options (Note 11)	481,084	742,182	1,167,781	1,342,164
Expense recognized for services provided based on vesting conditions of restricted share units (Note 11)	-	135,000	163,500	135,000
Total share-based compensation expense	481,084	877,182	1,331,281	1,477,164

19. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk on its working capital loan to the extent that BDC's floating base rate and variance change. A one percent change in the interest rate would have had an immaterial impact on finance costs for the nine months ended February 29, 2024 and 2023. The remaining debt and lease liability have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar trade payables. U.S. dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

	February 29, 2024	May 31, 2023
(US$)	$	$
Cash and cash equivalents	140	185
Trade payables	16,006	13,542
Net US dollar exposure	16,146	13,727

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

As at February 29, 2024, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $1,615 pre-tax loss (May 31, 2023: $1,373) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at February 29, 2024 was $2,329,701 (May 31, 2023: $4,511,540).

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for the nine months ended February 29, 2024 and the year ended May 31, 2023.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at February 29, 2024 and May 31, 2023:

		Due prior to
	Amount	2024	2025	2026	2027+
	$	$	$	$	$
Trade payables and other current liabilities	375,599	375,599	-	-	-
Debt (Note 9)	3,911	3,911	-	-	-
Lease liability (Note 10)	147,836	39,309	42,988	47,560	17,979
Total expected maturities	527,346	418,819	42,988	47,560	17,979

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

• Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;

• Maintaining a strong capital base; and

• Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

20. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. The financial statements included are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended February 29, 2024 Expressed in Canadian Dollars

Entity Wide Disclosures

As at and for the period ended February 29, 2024 and the year ended May 31, 2023, the Company's operations and assets were in Canada and the Netherlands.

As at February 29, 2024, geographic information was as follows:

	Canada	Netherlands

Assets	6,156,821	7,073
Loss and comprehensive loss	(5,547,755)	(127,409)

As at May 31, 2023, geographic information was as follows:

	Canada	Netherlands

Assets	7,580,826	-
Loss and comprehensive loss	(5,863,317)	-

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $235,266 for the nine months ended February 29, 2024, related to revenue earned following the completion of services pursuant to collaboration agreements with four confidential publicly traded organisations for execution of a proof of concept and evaluation of the Company's HPU and HBU technology (Note 14).

21. SUPPLEMENTAL CASH FLOW INFORMATION

For the nine months ended February 29, 2024 and 2023, the net change in non-cash working capital balances consists of the following:

	February 29, 2024	February 28, 2023
	$	$
Other receivables	143,098	(151,507)
Prepaid expenses	(39,202)	38,838
Trade payables and other current liabilities	32,996	(207,262)
Project contributions payable	464	464
Net change in non-cash working capital balances	137,356	(319,467)

22. SUBSEQUENT EVENTS

Exercise of options and warrants

Subsequent to February 29, 2024, 75,999 share purchase warrants were exercised at an exercise price of $0.50, 1,915,567 share purchase warrants were exercised at an exercise price of $1.00, 50,072 finder warrants were exercised at an exercise price of $1.00, 1,750 finder warrants were exercised at an exercise price of $1.30, 44,000 options were exercised at an exercise price of $0.72, and 43,500 options were exercised at an exercise price of $1.00 for total gross proceeds of $2,081,094.

[♦] common shares

ADURO CLEAN TECHNOLOGIES INC.

common shares

Prospectus

Sole Book-Running Manager

EF HUTTON LLC

_____________, 2024

PART II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Business Corporations Act (British Columbia)

Division 5 of Part 5 of the Business Corporations Act (British Columbia) provides that a corporation may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

An "eligible party" means an individual who (a) is or was a director or officer of the corporation, (b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the corporation, or (ii) at the request of the corporation, or (c) at the request of the corporation, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity. An "eligible proceeding" means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

A corporation may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the corporation first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

A corporation must not indemnify an eligible party or pay the expenses of an eligible party if any of the following circumstances apply:

• if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the corporation was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

• if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the corporation is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

• if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the corporation or the associated corporation, as the case may be;

• in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the corporation or by or on behalf of an associated corporation, the corporation must not (a) indemnify the eligible party in respect of the proceeding or (b) pay the expenses of the eligible party in respect of the proceeding.

A corporation may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation.

Articles

Our articles provide that our directors must cause our company to indemnify our directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act (British Columbia) and each director is deemed to have contracted with our company on this term.

Insurance Policy

We currently maintain a Public Entity Management Liability Insurance Policy which is effective until July 30, 2024. The policy covers claims against our company and against any people who were, now are, or will be directors or officers of our company for claims against them, either jointly or severally, in their capacity as directors or officers of our company. Prior to closing of this offering, we intend to expand our coverage to include claims against companies listed or traded on a United States stock market.

Item 7. Recent Sales of Unregistered Securities

In the prior three years, we have issued and sold the securities described below without registering the securities under the Securities Act of 1933. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act of 1933 in reliance on Regulation S promulgated under the Securities Act of 1933 regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act of 1933 or pursuant to Section 4(a)(2) of the Securities Act of 1933 regarding transactions not involving a public offering.

1. On September 2, 2020, we completed a non-brokered private placement whereby we issued a total of 3,348,146 common shares at a price of $0.15 per share for gross proceeds of $502,222. We paid a cash finder's fee of $2,700 and issued 18,000 share purchase warrants valued at $1,620 to one finder in connection with the closing of this private placement.

2. On February 4, 2021, we completed a non-brokered private placement pursuant to which we issued an aggregate of 5,632,725 units at a price of $0.249 per unit, for gross proceeds of $1,402,548. Each unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at a price of $0.50 per common share for a period of four years after the date of closing of the private placement, subject to acceleration provisions in the event that the common shares have a closing price on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) of $1.00 or greater per common share for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing. We paid a cash finder's fee of $18,910 and issued 75,945 share purchase warrants valued at $6,288 to one finder in connection with the closing of this private placement.

3. On May 14, 2021, we closed a non‐brokered unit offering to identified strategic investors for gross proceeds of $2,099,277. We issued an aggregate of 3,816,869 units at a price of $0.55 per unit, with each unit consisting of one common share and one‐half of one common share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $0.80 per common share for a period of two years from the date of issuance following the closing of the offering. The warrants are also subject to an acceleration right held by our company if the common shares have a closing price of over $1.00 per common share for a period of ten (10) trading days on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing. We paid cash finder's fees of $76,674 and issued 126,681 share purchase warrants to certain finders in connection with the offering. Each warrant issued to the finders is exercisable into one common share at a price of $0.80 per common share for a period of two years after the closing.

4. On June 18, 2021, we issued 50,000 options to purchase common shares at an exercise price of $0.80 per common share until June 18, 2023. These options were cancelled on June 1, 2022.

5. On July 5, 2021, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

6. On August 24, 2021, we issued 400,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

7. On August 25, 2021, we issued 200,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

8. On September 2, 2021, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

9. On October 13, 2021, we issued 500,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

10. On October 19, 2021, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

11. On October 20, 2021, we issued 200,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

12. On October 29, 2021, we issued 100,401 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

13. On January 21, 2022, we issued 13,333,328 common shares for no additional consideration in connection with the distribution of the Class A Special Warrants that automatically converted on a one-for-one basis into common shares pursuant to the terms of the Securites Exchange Agreement. The Aduro Energy shareholders received 12,301,121 common shares while certain convertible notes holders received 1,032,207 common shares with a fair value of $815,443 in settlement of the $558,719 outstanding balance on such convertible notes.

14. On February 7, 2022, we issued 300,000 options to purchase common shares at an exercise price pf $0.75 per common share until February 7, 2024. On September 1, 2022, 75,000 of these options were cancelled. The remaining 225,000 options were exercised.

15. On February 22, 2022, we issued 1,325,000 options to purchase common shares at an exercise price of $0.72 per common share until February 22, 2032.

16. On April 8, 2022, we issued 2,226,036 units at a price of $0.70 per unit for aggregate gross proceeds of $1,558,225. On April 27, 2022, we issued 1,134,916 units for aggregate gross proceeds of $794,441. Including both tranches, the cumulative units issued were 3,360,952 for gross proceeds was $2,352,666. Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.00 per common share, for a period of two years from the closing date. The warrants are also subject to an acceleration right held by our company if the common shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. We issued 153,620 finder's warrants to certain finders in connection with this offering. Each warrant is exercisable into one common share at a price of $1.00 per common share for a period of two years after the closing date.

17. On June 20, 2022, we issued an aggregate of 550,000 options to purchase common shares at an exercise price of $0.70, with 150,000 of such options expiring on June 20, 2024 and 400,000 of such options expiring on June 20, 2032.

18. On July 4, 2022, we issued 100,400 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

19. On July 19, 2022, we completed a non-brokered private placement pursuant to which we issued an aggregate of 2,599,579 units at a price of $0.72 per unit for gross proceeds of $1,871,697. Each unit is comprised of one common share and one‐half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.00 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by our company if the common shares have a closing price of $1.25 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date.

20. On October 21, 2022, we issued 300,000 common shares pursuant to the exercise of options at a price per common share of $0.65.

21. On October 25, 2022, we issued 260,240 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

22. On October 28, 2022, we issued 402,409 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

23. On November 8, 2022, we issued 432,529 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

24. Also on November 8, 2022, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share.

25. On November 14, 2022, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

26. Also on November 14, 2022, we issued 13,635 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share.

27. On November 18, 2022, we issued 300,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

28. Also on November 18, 2022, we issued 5,000 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share.

29. On November 24, 2022, we issued 103,212 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

30. On December 7, 2022, we issued 40,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

31. On December 29, 2022, we issued 2,075,000 options to purchase common shares at an exercise price of $1.00 per common share until December 29, 2027.

32. Also on December 29, 2022, we issued 150,000 restricted share units to an officer of our company pursuant to the Equity Incentive Plan. All of the restricted share units vested immediately upon the date of the award, resulting in the issuance of 150,000 common shares on December 29, 2022.

33. On December 29, 2022, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

34. On January 6, 2023, we issued 68,875 common shares pursuant to the conversion of broker warrants that were issued on February 4, 2021.The warrants were exercised at $0.30 per common share.

35. On January 13, 2023, we issued 100,401 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

36. On January 20, 2023, we issued 100,000 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

37. On January 25, 2023, we issued 301,606 common shares pursuant to the conversion of warrants that were issued on February 4, 2021.The warrants were exercised at $0.50 per common share.

38. On February 8, 2023, we issued 61,606 common shares at a price of $0.50 per common share for total aggregate consideration of $30,803.

39. On February 17, 2023, we issued 34,142 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $27,313.60

40. On February 22, 2023, we issued 300,350 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $240,440.

41. On April 3, 2023, we completed a non-brokered private placement pursuant to which we issued an aggregate of 4,222,056 units, at a price of $0.93 per unit for gross proceeds of $3,926,512. Each unit is comprised of one common share and one‐half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.30 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by our company if the shares have a closing price of $1.60 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. We also issued 128,617 finder's warrants to certain finders in connection with the offering. Each such warrant is exercisable into one common share at a price of $1.30 per common share for a period of two years after the closing date.

42. On April 17, 2023, we issued 216,363 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $173,090.40.

43. On April 24, 2023, we issued 77,727 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $62,18160.

44. On April 27, 2023, we issued 175,000 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $140,000.

45. On May 1, 2023, we issued 396,772 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $317,416.60.

46. On May 8, 2023, we issued 170,469 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $136,375.20.

47. On May 12, 2023, we issued 370,525 common shares pursuant to the conversion of warrants that were issued on May 14, 2021.The warrants were exercised at $0.80 per common share for gross aggregate consideration of $296,420.

48. On July 24, 2023, we issued 50,000 common shares at a price of $0.75 per common share for gross aggregate consideration of $37,500.

49. On August 4, 2023, we issued 50,000 common shares at a price of $0.75 per common share for gross aggregate consideration of $37,500.

50. On August 29, 2023, we issued 150,000 common shares at a price of $1.00 per common share for gross aggregate consideration of $150,000.

51. On September 11, 2023, we issued 150,000 common shares upon the immediate vesting of 150,000 restricted share units on the date of the award, being September 11, 2023.

52. On September 11, 2023, we issued 750,000 options to purchase common shares at an exercise price of $1.09 per common share until September 11, 2028. The options vest on a monthly basis over a two year period commencing on September 11, 2023.

53. On September 28, 2023, we issued 50,000 common shares at a price of $1.00 per common share for total aggregate consideration of $50,000.

54. On October 3, 2023, we issued 55, 715 common shares at a price of $1.00 per common share for total aggregate consideration of $55,715.

55. On October 13, 2023, we issued 235,715 common shares, with 135,715 common shares issued at a price of $1.00 per common share and 100,000 common shares issued at $0.50 per common share, for total aggregate consideration of $185,715.

56. On October 25, we issued 203,212 common shares at a price of $0.50 per common share for total aggregate consideration of $101,606.

57. On November 1, 2023, we issued 35,700 common shares at a price of $1.00 per common share for total aggregate consideration of $35,700.

58. On November 22, 2023, we issued 100,000 common shares at a price of $0.50 per common share for total aggregate consideration of $50,000.

59. On November 29, 2023, we issued 1,363,787 common shares at a price of $0.50 per common share for total aggregate consideration of $681,893.50.

60. On December 13, 2023, we issued 100,000 common shares, with 50,000 common shares issued at a price of $0.50 per common share and 50,000 common shares issued at a price of $1.00 per common share, for total aggregate consideration of $75,000.

61. On January 3, 2024, we issued 302,151 common shares, with 40,160 common shares issued at a price of $0.50 per common share and 261,991 common shares issued at a price of $1.00 per common share, for total aggregate consideration of $282,071.

62. On January 5, 2024, we issued 155,000 common shares, with 50,000 common shares issued at a price of $0.75 per common share and 105,000 common shares issued at a price of $1.00 per common share, for total aggregate consideration of $142,500.

63. On January 10, 2024, we issued 191,428 common shares, with 75,000 common shares issued at a price of $1.05 per common share, 91,428 common shares issued at a price of $1.00 per common share, and 25,000 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $202,678.

64. On January 11, 2024, we issued 228,200 common shares, with 203,200 common shares issued at a price of $1.00 per common share and 25,000 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $235,700.

65. On January 19, 2024, we issued 237,322 common shares, with 159,858 common shares issued at a price of $0.50 per common share, 47,464 common shares issued at a price of $1.00 per common share, and 30,000 common shares issued at a price of $0.75 per common share, for total aggregate consideration of $149,893.

66. On January 24, 2024, we issued 24,143 common shares at a price of $1.00 per common share for total aggregate consideration of $24,143.

67. On February 2, 2024, we issued 124,492 common shares, with 26,492 common shares issued at a price of $0.50 per common share, 60,500 common shares issued at a price of $1.00 per common share, and 37,500 common shares issued at a price of $0.65 per common share, for total aggregate consideration of $98,121.

68. On February 9, 2024, we issued 62,500 common shares, with 17,500 common shares issued at a price of $1.30 per common share and 45,000 common shares issued at a price of $0.75 per common share, for total aggregate consideration of $56,500.

69. On February 16, 2024, we issued 446,271 common shares, with 280,142 common shares issued at a price of $0.50 per common share, 128,629 common shares issued at a price of $1.00 per common share, and 37,500 common shares issued at a price of $0.65 per common share, for total aggregate consideration of $293,075.

70. On February 23, 2024, we issued 105,000 common shares, with 55,000 common shares issued at a price of $1.00 per common share and 50,000 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $120,000.

71. On February 29, 2024, we issued 56,945 common shares at a price of $1.00 per common share for total aggregate consideration of $56,945.

72. On March 8, 2024, we issued 187,302 common shares, with 143,302 common shares issued at a price of $1.00 per common share and 44,000 common shares issued at a price of $0.72 per common share, for total aggregate consideration of $174,982.

73. On March 14, 2024, we issued 329,284 common shares at a price of $1.00 per common share for total aggregate consideration of $329,284.

74. On March 22, 2024, we issued 431,965 common shares, with 430,215 common shares issued at a price of $1.00 per common share and 1,750 common shares issued at a price of $1.30 per common share, for total aggregate consideration of $432,490.

75. On March 28, 2024, we issued 171,756 common shares at a price of $1.00 per common share for total aggregate consideration of $171,756.

76. On April 8, 2024, we issued 506,284 common shares at a price of $1.00 per common share for total aggregate consideration of $506,284.

77. On April 16, 2024, we issued 194,930 common shares at a price of $1.00 per common share for total aggregate consideration of $194,930.

78. On April 19, 2024, we issued 160,999 common shares, with 85,000 common shares issued at a price of $1.00 per common share and 75,999 common shares issued at a price of $0.50 per common share, for total aggregate consideration of $122,999.5.

79. On April 26, 2024, we issued 148,368 common shares at a price of $1.00 per common share for total aggregate consideration of $148,368.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
(1)	Articles and Bylaws
1.1+	Form of Underwriting Agreement
(3)	Articles and Bylaws
3.1*	Notice of Articles
3.2*	Articles
(5)	Opinion regarding Legality
5.1+	Opinion of Clark Wilson LLP regarding the legality of the securities being registered
(21)	Subsidiaries
21.1	Aduro Energy Inc. (incorporated in the Province of British Columbia, Canada)
21.2	Aduro Clean Technologies Europe B.V. (incorporated in the Netherlands)
(23)	Consents of Experts and Counsel
23.1+	Consent of De Visser Gray LLP
23.2+	Consent of Clark Wilson LLP (included in Exhibit 5.1)
(24)	Power of Attorney
24.1*	Power of Attorney (contained in the signature page of the registration statement)
(107)	Filing Fee Table
107*	Filing Fee Table

*Filed herewith.
+To be filed by amendment.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of London, Province of Ontario, Canada, on ♦, 2024.

ADURO CLEAN TECHNOLOGIES INC.

By:

_______________________________________
Ofer Vicus
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ofer Vicus as his true and lawful attorneys-in-fact, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________________
Ofer Vicus
Chief Executive Officer and Director

(Principal Executive Officer)

Date: ♦, 2024

______________________________________
Mena Beshay
Chief Financial Officer

(Principal Financial Officer and Principal
Accounting Officer)

Date: ♦, 2024

_______________________________________
Peter Kampian
Director

Date: ♦, 2024

_______________________________________
James E. Scott
Director

Date: ♦, 2024

______________________________________
Marie Grönborg
Director

Date: ♦, 2024

________________________________________
W. Marcus Trygstad
Authorized Representative in the United States and Director

Date: ♦, 2024